                                                                               .
                                                                               .
                                                                               .
                                                           [ENGLISH TRANSLATION]


                                I. COMPANY STATUS


1. COMPANY GOALS

a. Current Business Objectives

-----------------------------------------------------------------------------------------------------------------------
BUSINESS OBJECTIVES                                                                                  REMARK
-----------------------------------------------------------------------------------------------------------------------
 o  High-speed telecommunication network

 o  Data collection, processing, supply, exchange, transmission; multimedia services and other telecommunication services

 o Telecommunication services using integrated wired broadcasting, telecommunication network, distribution network and integrated network

 o Sales of telecommunication equipment and supplies related to telecommunications business

 o  Research and development related to telecommunications business

 o  Facility installation, operation and maintenance for the above businesses

 o  Services and Construction for the above businesses

 o  Overseas businesses related to the above businesses

 o  Investment for carrying out the above businesses

 o  Lease Land and Telecommunication Bureau Buildings pursuant to applicable
    Telecommunications Laws in Korea

 o  Other services licensed or commissioned by the government

 o  Other incidental services necessary for carrying out the above businesses
-----------------------------------------------------------------------------------------------------------------------

b. Future Business Objectives

-----------------------------------------------------------------------------------------------------------------------
                                 BUSINESS OBJECTIVES                                               REMARK
-----------------------------------------------------------------------------------------------------------------------
 o  Telephony, wireless telecommunication, satellite communication                      Although these businesses are
                                                                                        closely related to the current
 o  System integration services including system consulting, system                     business objectives, they are
    construction and system resource management                                         not being operated so as to
                                                                                        concentrate on current
 o  Software development and sales                                                      businesses.

 o  Telecommunication training programs

 o  Telecommunication system testing and inspection

 o  Advertisement and publication pursuant to applicable telecommunications laws
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                 BUSINESS OBJECTIVES                                           REMARK
-----------------------------------------------------------------------------------------------------------------------
 o  Lease Telecommunication Lines and Facilities                                        Since July 28, 2003, this is
                                                                                        not being operated, because the
                                                                                        Company's position has changed
                                                                                        to a value-added operator.
-----------------------------------------------------------------------------------------------------------------------

c. Subsidiary Company's Current Business Objectives

-----------------------------------------------------------------------------------------------------------------------
                                 BUSINESS OBJECTIVES                                           REMARK
-----------------------------------------------------------------------------------------------------------------------
< Korea.com Communications >

1. Portal Service

2. E-Commerce

< Persontel, Inc >

1. UMS Service
-----------------------------------------------------------------------------------------------------------------------

d. Future businesses

     N/A

2. COMPANY HISTORY

a. History of the Company

(1) Development and changes after establishment

 1) Established: July 30, 1996

 2) Occurrence of important matters related to management activities

  o Jul 1996: Company established (Capital: Won 60 billion, 102 shareholder companies)

  o  Jun. 1997: Became the second largest shareholder of 'Hanaro Telecom'

  o  Jul. 1997: Launched leased line services

  o Sep. 1997: Thrunet, KEPCO and Microsoft signed a MOU (Memorandum of Understanding) for high speed multimedia Internet services

  o  Jul. 1998: Introduced commercial broadband [internet services]

  o  Jul. 1999: Over 100,000 broadband Internet subscribers

  o  Sep. 1999: Microsoft invested US$10 million

  o  Nov. 1999: Directly listed on NASDAQ for the first time in Korea

  o  Aug. 2000: Over 500,000 broadband Internet subscribers

  o  Aug. 2000: US$115 million vendor financing agreement from Cisco

  o  Sep. 2000: Opened broadband portal Korea.com

  o  Jan. 2001: US$240 million invested by SB Thrunet Fund

  o  May 2001: Over 1 million broadband Internet subscribers

  o  Jun. 2001: Spin-off of Korea.com

  o  Feb. 2002: SB Pte. Ltd., Trigem and Naray, holders of bonds with warrants
     (BW), exercised their warrants to purchase our common stock

  o Aug. 2002: Conversion by Trigem and Naray of their bonds into our common stock

  o  Oct. 2002: Transferred leased line assets to SK Global

  o Mar. 3, 2003: Submitted an application for corporate reorganization to Seoul District Court

  o  Mar. 27, 2003 : Commenced corporate reorganization proceedings

 3)  Address of head office

--------------------------------------------------------------------------------------------------------
                      PAST                                            PRESENT (1997.11.20)
--------------------------------------------------------------------------------------------------------
    23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul                1338-5, Seocho-dong, Seocho-gu, Seoul
--------------------------------------------------------------------------------------------------------

 4)  Address of branch offices (As of June 30, 2003)

--------------------------------------------------------------------------------------------------------
       NAME                                       ADDRESS
--------------------------------------------------------------------------------------------------------
 Kangnam branch                Seocho 2-Dong Seocho-Gu, Seoul
--------------------------------------------------------------------------------------------------------
 Kangbuk branch                Daewha Bldg 3F Jangan-Dong Dongdaemun-Gu, Seoul
--------------------------------------------------------------------------------------------------------
 Seobu branch                  Thrunet Bldg 2F Yongjeon-Dong Dong-Gu, Daejeon
--------------------------------------------------------------------------------------------------------
 Kyungbuk branch               Thrunet Bldg Joong-Dong Susung-Gu, Daegue
--------------------------------------------------------------------------------------------------------
 Incheon branch                Thrunet Bldg Guwall-Dong Namdong-Gu, Incheon
--------------------------------------------------------------------------------------------------------
 Basan branch                  Thrunet Bldg Oncheon 3-Dong Dongrae-Gu, Busan
--------------------------------------------------------------------------------------------------------


 5)  Status on board of directors

--------------------------------------------------------------------------------------------------------
          PAST                                     PRESENT                           REMARK
--------------------------------------------------------------------------------------------------------
Hong Sun Lee (CEO)                    Seog Won Park (Receiver, President)    On March 26, 2003, it
Gi Choo Han (Vice President)          Seok Joong Yoon (Vice president)       has changed
Sang Soon Jung (Vice President)       Se Hwan Kim (Executive Director)
Seok Joong Yoon (Vice President)      Yu Jung Kim (Director)
Se Hwan Kim (Executive Director)      Young Won Kim (Director)
--------------------------------------------------------------------------------------------------------

- Following our filing of a petition for the commencement of reorganization, the former directors voluntarily resigned on March 26, 2003.

- The present directors except Seog Won Park, will be registered after the court's approval of the reorganization plan.

(2)  Change of Company Name

     N/A

(3)  Merger, Business Acquisition or Business Sale

     N/A

(4)  Changes in Production Facilities

                                                                             (Unit : in millions of won)
--------------------------------------------------------------------------------------------------------
           ITEM                  JUN. 03          DEC. 02           DEC. 01           DEC. 00
--------------------------------------------------------------------------------------------------------
Systems                          269,817          306,331           478,421           407,382
--------------------------------------------------------------------------------------------------------
Telecommunication Facilities     120,856          142,546           548,669           473,761
--------------------------------------------------------------------------------------------------------

(5)  Occurrence of important matters related to management activities

 1)  Commencement of Reorganization Proceedings

     On March 27, 2003, we were granted our petition for the commencement of reorganization proceedings from the Bankruptcy Division of the Seoul District Court, and we are in reorganization proceedings. The following shows important development of the proceedings.

--------------------------------------------------------------------------------------------------------
        DATE                                    DESCRIPTION
--------------------------------------------------------------------------------------------------------
    Mar. 3, 2003         Filing of a petition for the commencement of reorganization proceedings
--------------------------------------------------------------------------------------------------------
    Mar. 27, 2003        Commencing of the Reorganization Proceeding
--------------------------------------------------------------------------------------------------------
    Jun. 25, 2003        First meeting of interested parties
--------------------------------------------------------------------------------------------------------
    Oct. 25, 2003        Submitting of a Reorganization Plan
--------------------------------------------------------------------------------------------------------

 2)   Delisting from NASDAQ Market

      On April 3, 2003, we received a Nasdaq delisting determination, and delisted on Monday, April 7, 2003.


 3)   Discontinuance of leasing of international telecommunication lines

      On July 11,2003, we approved discontinuance of leasing of international telecommunication lines by Ministry of Information and Communication.

b. Affiliated Corporate Group

(1) Corporate Group Outline

     (a)  Corporate Group: Trigem Computer, Inc.

     (b)  History

          o Jul. 1980: Trigem Engineering (currently Trigem Computer) established

          o    Aug. 1984: Korea AI Soft (currently AI Leaders) established

          o    Apr. 1989: Koreanet established

          o    Oct. 1991: Solvit Media established

          o Oct. 1992: Naray Mobile Telecom (currently Naray & Company Inc.) established

          o Feb. 1996: Korea Development Investment (currently TG Venture) became an affiliated company

          o    Dec. 1996: Trigem Info Consulting established

          o Sep. 1998: Inet Telecom established o Dec. 1998: Trigem Service (currently TG Ubase) established

          o    Dec. 1999: TG Edunet established

          o    May 2000: TG Land established

          o Jun. 2002: Disaffiliation of Naray Digital Entertainment and TriGem Sny from the corporate group

          o Aug. 2002: Thrunet, Thrunet Shopping, Nowcom and Korea.com became affiliated companies

          o Dec. 2002: Merger of Koreanet and Trigem Info Consulting (Surviving Company) (Company Name: Koreanet)

          o Mar. 2003: Disaffiliation of Solvit Media from the corporate group

          o Apr. 2003: Designated as a Business Group subject to limit cross-shareholdings and cross-debt guarantee (30 companies)

          o May 2003: Disaffiliation of Softbank Commerce from the corporate group

          o    May 2003: TG Korea became an affiliated company

          o May 2003: Disaffiliation of Thrunet Shopping from the corporate group

          o    July 2003: Hello TG became an affiliated company

          o    July 2003: Disaffiliation of AI Leaders from the corporate group

(2)  Companies in Business Group (Total of 29 Companies)

                                                                                         (As of July 31, 2003)
--------------------------------------------------------------------------------------------------------------
 LISTED (REG.)/UNLISTED          COMPANY NAME                     BUSINESS TYPE                    REMARK
--------------------------------------------------------------------------------------------------------------
   Listed (1 company)           Trigem Computer             Computer and accessories
                                                                  manufacturer
--------------------------------------------------------------------------------------------------------------
       Registered                  PC Direct             Computer and package software
     (2 companies)          ----------------------------------------------------------------------------------
                                  TG Venture            Other finance related services
--------------------------------------------------------------------------------------------------------------
        Unlisted             Getmore Securities Co.               Stock agency
     (26 companies)         ----------------------------------------------------------------------------------
                                   Naray D&C                    Headhunting firm
                            ----------------------------------------------------------------------------------
                                 Naray & Company                   e-commerce
                            ----------------------------------------------------------------------------------
                                  Naray Telecom          Communication service provider
                            ----------------------------------------------------------------------------------
                                  Naray Hackers        Professional & amateur competitions
                            ----------------------------------------------------------------------------------
                                     Now S&T               Computer system design and
                                                                   consulting
                            ----------------------------------------------------------------------------------
                                     Nowcom                Supplementary communication
                                                                    services
                            ----------------------------------------------------------------------------------
                                    Thrunet             Telecommunications system rental
                                                                    services
                            ----------------------------------------------------------------------------------
                               Thrunet Shopping                    e-commerce                   Disaffiliation
                                                                                                  (May 2003)
                            ----------------------------------------------------------------------------------
                                    Digital Biotech            Medical supplies and other
                                                                medical related products
                            ----------------------------------------------------------------------------------
                                   TG Education Media       Unclassified education programs
                            ----------------------------------------------------------------------------------
                                   Softbank Commerce         Computer and package software      Disaffiliation
                                                                                                  (May 2003)
                            ----------------------------------------------------------------------------------
                                     Solvit Media            Other unclassified education
                                                                        programs
                            ----------------------------------------------------------------------------------
                                      Inet Telecom             Telecommunications service
                                                                        provider
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
 LISTED (REG.)/UNLISTED            COMPANY NAME                     BUSINESS TYPE                   REMARK
--------------------------------------------------------------------------------------------------------------
                                    AI Leaders                 Software consulting and          Disaffiliation
                                                                     development                  (May 2003)
                            ----------------------------------------------------------------------------------
                                     TG Ubase                Computer and office supplies
                                                                       repair
                            ----------------------------------------------------------------------------------
                                     Ubase TMS                Computer system design and
                                                                    consulting
                            ----------------------------------------------------------------------------------
                                  Ubase Technology            Computer system design and
                                                                     consulting
                            ----------------------------------------------------------------------------------
                                     Computown                  Computer and accessories
                            ----------------------------------------------------------------------------------
                                       KIST                   Computer and package software
                            ----------------------------------------------------------------------------------
                              Korea.com communications         Supplementary communication
                                                                        services
                            ----------------------------------------------------------------------------------
                                     Koreanet              Software consulting and development
                            ----------------------------------------------------------------------------------
                                     TG Edunet               Unclassified education programs
                            ----------------------------------------------------------------------------------
                                     TG Land                       Wholesale services
                            ----------------------------------------------------------------------------------
                                    TG Infonet                     Computer operation
                            ----------------------------------------------------------------------------------
                                     TG Win                Software consulting and development
                            ----------------------------------------------------------------------------------
                                   PayLetter Inc.              Supplementary communication
                                                                         services
                            ----------------------------------------------------------------------------------
                                    TG Korea                      Computer manufacturer
                            ----------------------------------------------------------------------------------
                                    Hello TG                    Computer and accessories
--------------------------------------------------------------------------------------------------------------

- Business group designated on April 1, 2003

(3)  Regulations under Applicable Laws

     Business group pursuant to "Law on Monopoly Regulation and Fair Trade"

     (a)  Designated: April 1, 2003
     (b)  Regulation Summary

          - Restricted Mutual Investment
          - Restricted Liability Guarantee to Affiliated Companies

3.   CAPITAL CHANGES

a. Capital Changes

                                                                                 (Unit: One thousand shares, in Millions of Won)
--------------------------------------------------------------------------------------------------------------------------------
                                      DETAILS OF INCREASED (REDUCED) SHARE
                               ---------------------------------------------------  CAPITAL AFTER    NEW SHARE       CAPITAL
                                                      PAR VALUE PER    ISSUE PRICE     INCREASE     ALLOCATION      INCREASE
DATE           ORIGIN           TYPE       QUANTITY       SHARE         PER SHARE    (REDUCTION)      METHOD          RATIO
--------------------------------------------------------------------------------------------------------------------------------
7/30/96      Establishment     Common       12,000       Won 5,000      Won 5,000       60,000     Shareholder          -
                Capital         Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
9/3/97     Capital Increase    Common       14,400       Won 5,000      Won 5,000      132,000     Shareholder         120%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
9/21/99    Capital Increase    Common        1,509       Won 5,000      Won 7,970      139,543     Third-Party         5.7%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
11/23/99   Capital Increase    Common       11,615       Won 2,500      Won 19,636     168,580     Third-Party        17.2%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
11/26/99   Capital Increase    Common        4,526       Won 2,500      Won 9,350      179,895     Third-Party         6.7%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
1/27/01    Capital Increase    Common       26,048       Won 2,500      Won 2,500      245,015     Third-Party        36.2%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
12/14/01   Capital Increase    Common        4,635       Won 2,500      Won 2,750      256,602     Third-Party         4.7%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
2/27/02      Exercise of       Common       52,096       Won 2,500      Won 2,500      386,842     Third-Party        50.8%
              warrants         Stock                                                               Allocation
--------------------------------------------------------------------------------------------------------------------------------
8/30/02    Capital Increase    Common       78,169       Won 2,500      Won 1,136      582,265     Third-Party        50.5%
                                Stock                                                              Allocation
--------------------------------------------------------------------------------------------------------------------------------
12/27/02      Capital          Common      (155,271)     Won 2,500          -          194,088          -            (66.7%)
             Reduction          Stock
--------------------------------------------------------------------------------------------------------------------------------

     b.   Plans for Capital Change

     N/A

     c.   Convertible Bond

                                                                                (Unit: 1,000 won, shares)
---------------------------------------------------------------------------------------------------------
                                              5TH                   20TH
          CLASSIFICATION                CONVERTIBLE BOND      CONVERTIBLE BOND              TOTAL
---------------------------------------------------------------------------------------------------------
            Issue Date                       7/27/00               3/21/02
---------------------------------------------------------------------------------------------------------
         Total Face Value                  100,000,000             952,500
---------------------------------------------------------------------------------------------------------
      Bond Allocation Method            Private Placement      Public Offering
---------------------------------------------------------------------------------------------------------
          Exercise Period                7/27/01~7/26/03       6/22/02~2/21/05
---------------------------------------------------------------------------------------------------------
  Conversion     Conversion Ratio
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                              5TH                   20TH
          CLASSIFICATION                CONVERTIBLE BOND      CONVERTIBLE BOND              TOTAL
---------------------------------------------------------------------------------------------------------
 Conditions      Conversion Value           Won 3,408            Won 2,500
                                              Note1
---------------------------------------------------------------------------------------------------------
   Types of Convertible Shares             Common Stock         Common Stock
---------------------------------------------------------------------------------------------------------
                   Bond Amount
 Converted CB    ----------------------------------------------------------------------------------------
                  Shares Issued
---------------------------------------------------------------------------------------------------------
                    Bond Amount            100,000,000             952,500               100,952,500
Non-Converted CB ----------------------------------------------------------------------------------------
                 Remaining Shares           29,342,724             381,000                29,723,724
                                              Note1
---------------------------------------------------------------------------------------------------------
           Remark
---------------------------------------------------------------------------------------------------------

- Note1: The conversion value and remaining shares were newly agreed with Korea Development Bank on Aug. 28, 2002.

d. Bond with Warrants (BW)

                                                                                                         (Unit: Won, Shares)
----------------------------------------------------------------------------------------------------------------------------

    CLASSIFICATION                                4TH                   17TH                 18TH                  TOTAL
                                                   BW                    BW                   BW
                                                (NOTE1)
----------------------------------------------------------------------------------------------------------------------------

             Issue Date                          1999.6.21             2001.1.26            2001.1.26                -
----------------------------------------------------------------------------------------------------------------------------
          Total Face Value                      60,000,000            59,200,000           59,200,000            178,400,000
----------------------------------------------------------------------------------------------------------------------------
         Bond Allocation Method                 Private Placement     Private Placement     Private Placement        -
----------------------------------------------------------------------------------------------------------------------------
       Exercise Period of Warrants              1/1/01 - 6/20/39      1/27/01 - 1/26/06     1/27/01 - 1/26/06        -
----------------------------------------------------------------------------------------------------------------------------
Warrant Exercise     Exercise Rate (Against         100%                  100%                   100%                -
Conditions              Face Value)
                   ---------------------------------------------------------------------------------------------------------
                     Exercise Price             Won 24,234            Won 3,408             Won 3,408                -
----------------------------------------------------------------------------------------------------------------------------
Type of Exercisable Shares                      Common Stock          Common Stock          Common Stock             -
----------------------------------------------------------------------------------------------------------------------------
Exercised BW         Bond Amount                60,000,000            59,200,000-           59,200,000           178,400,000
                   ---------------------------------------------------------------------------------------------------------
                     Shares Issued                  -                     -                 11,840,000            11,840,000
----------------------------------------------------------------------------------------------------------------------------
Unexercised BW       Bond Amount                    -                     -                      -                   -
                   ---------------------------------------------------------------------------------------------------------
                      Remaining Shares           2,475,860            17,370,892             8,685,446            28,532,198
----------------------------------------------------------------------------------------------------------------------------
                Remark                              -                     -                     -                    -
----------------------------------------------------------------------------------------------------------------------------

- (Note1) The 4th BW was separately paid by bonds and warrants on September 16, 1999 in early basis, and as of December 31, 2002, unexercised BW are remaining as above.


e. Investment in Kind
N/A

4. TOTAL NUMBER OF SHARES
a. Total Number of Shares

                                                                                        (As of Jun. 30, 2003)
-------------------------------------------------------------------------------------------------------------
 TOTAL NUMBER OF SHARES TO BE ISSUED      TOTAL NUMBER OF SHARES ISSUED     TOTAL NUMBER OF SHARES NOT ISSUED
-------------------------------------------------------------------------------------------------------------

          400,000,000                           77,635,260                          322,364,740
-------------------------------------------------------------------------------------------------------------

b. Details of Shares Issued

                                                                                         (As of Jun. 30, 2003)

[Par Value Per Share:            Won 2,500]                                          (Unit: 1,000 won, shares)
--------------------------------------------------------------------------------------------------------------
    CLASSIFICATION             TYPE              SHARES ISSUED        TOTAL PAR VALUE           REMARK
--------------------------------------------------------------------------------------------------------------

      Registered           Common Stock           77,635,260            194,088,150
--------------------------------------------------------------------------------------------------------------
                   Total                          77,635,260            194,088,150
--------------------------------------------------------------------------------------------------------------

c. Purchase and Sale of Treasury Shares

 (1) Purchase and sale of treasury shares excluding stock retirement.


(As of June 30, 2003)                                                                 (Unit: 1,000 won, shares)
---------------------------------------------------------------------------------------------------------------
   ACQUISITION DATE            TYPE            NUMBER OF SHARES     ACQUISITION AMOUNT          REMARK
---------------------------------------------------------------------------------------------------------------

                                                                                            Exercised rights to
                                                                                           subscribe for shares
       10/18/02                                                                               following the
                           Common Stock             429,753               375,604           transfer of leased
                                                                                               line assets.
---------------------------------------------------------------------------------------------------------------
                                                                                           Fractional shares
                                                                                              from the
       12/27/02                                                                           three-for-one stock
                           Common Stock              6,349                16,647               split
---------------------------------------------------------------------------------------------------------------
                   Total                            436,102               392,251
---------------------------------------------------------------------------------------------------------------

d. Treasury Stock Fund

N/A

e. Stock Option

[As of June 30, 2003]                                                                                           (Unit: won, shares)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  RECENT
                              NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
 DATE GRANTED   RELATIONSHIP   PERSON     TYPE OF    SHARES      SHARES     SHARES NOT    EXERCISE    EXERCISE    (PUBLIC
                              GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE      PRICE)     REMARK
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   $0.15
                                                                                                                  (NASDAQ
       8/20/99  Registered      Lee        Common                                          2002.8.21-              Closing
                  Member       YongTeh     Stock      800,000        -       800,000       2009.8.20    21,312     Price)
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Kim Jong    Common     270,000        -       270,000           "           "          "
                  Member        Gil        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Kim Do Jin  Common     210,000        -        210,000          "           "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Yu Bu Ung   Common     130,000        -        130,000          "           "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Kim Jong    Common     150,000        -        150,000          "           "          "
                  Member        Mun        Stock
-----------------------------------------------------------------------------------------------------------------------------------


[As of June 30, 2003]
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  RECENT
                              NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
 DATE GRANTED   RELATIONSHIP   PERSON     TYPE OF    SHARES      SHARES     SHARES NOT    EXERCISE    EXERCISE    (PUBLIC
                              GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE      PRICE)     REMARK
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered      Park       Common     130,000        -        130,000         "            "          "
                  Member       Hyeon Je    Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered      Ok In      Common     110,000        -        110,000         "            "          "
                  Member        Cheong     Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Lee Yong    Common     110,000        -        110,000         "            "          "
                  Member        Hae        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Alex Vieux  Common     30,000         -        30,000          "            "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Registered     Park Won    Common     60,000         -        60,000          "            "          "
                  Member         Ho        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Unregistered   Cheon Oi    Common     50,000         -        50,000          "            "          "
                  Member        Deuk       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       8/20/99  Unregistered   Jin Mun     Common     40,000         -        40,000          "            "          "
                  Member        Yong       Stock
-----------------------------------------------------------------------------------------------------------------------------------
                                Kwon Min
       8/20/99    Employee      Gi and     Common    869,000         -        869,000         "            "          "
                               182 others  Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Registered      Lee Jae    Common    210,000         -        210,000      2003.3.25-   48,400        "
                  Member        Hyeon      Stock                                           2010.3.24
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Registered     Lim Chang   Common      100,000        -        100,000        "            "          "
                  Member         Mu        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Registered      Kim Se     Common      18,000         -        18,000         "            "          "
                  Member        Hwan       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Unregistered   Lee Gang    Common      50,000         -        50,000         "            "          "
                  Member        Woo        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Registered     Kim Yong    Common      50,000         -        50,000         "            "          "
                  Member        Hoi        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/24/00  Registered     John Moo    Common      30,000         -        30,000         "            "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------


[As of June 30, 2003]
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  RECENT
                              NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
 DATE GRANTED   RELATIONSHIP   PERSON     TYPE OF    SHARES      SHARES     SHARES NOT    EXERCISE    EXERCISE    (PUBLIC
                              GRANTED     SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD       PRICE      PRICE)     REMARK
-----------------------------------------------------------------------------------------------------------------------------------
                                Gang
                               Gyeong Su   Common
       3/24/00    Employee      and 193    Stock      707,500        -        707,500        "            "          "
                                others
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Registered     Lee Jae    Common     200,000        -        200,000      2004.3.28-   7,200        "
                  Member        Hyeon      Stock                                           2011.3.27
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Registered    Lim Chang   Common     175,000        -        175,000        "            "          "
                  Member         Mu        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Registered     Kim Se     Common     100,000        -        100,000        "            "          "
                  Member        Hwan       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered  Jin Mun     Common      80,000        -        80,000         "            "          "
                  Member        Yong       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered   Kim Yu     Common      70,000        -        70,000         "            "          "
                  Member        Jong       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered   Park Ju    Common      70,000        -        70,000         "            "          "
                  Member         Man       Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered   Kwon       Common      50,000        -        50,000         "            "          "
                  Member       Yeong Won   Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered  Lim         Common      50,000        -        50,000         "            "          "
                  Member       ByeongTaek  Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Unregistered  Park Gyu    Common      50,000        -        50,000         "            "          "
                  Member        Bae        Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Registered    Alex Vieux  Common      20,000        -        20,000         "            "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------
       3/27/01   Registered    John Moo    Common      20,000        -        20,000         "            "          "
                  Member                   Stock
-----------------------------------------------------------------------------------------------------------------------------------
                               Gang Sin
       3/27/01    Employees    Bong and    Common     1,024,000      -       1,024,000       "            "          "
                               310 others  Stock
-----------------------------------------------------------------------------------------------------------------------------------
        Total                                         5,923,500      -       5,923,500
-----------------------------------------------------------------------------------------------------------------------------------

* The number of holding shares may vary as a result of the capital reduction on December 27, 2002.


f. Employee Stock Ownership Association

                                                                                          (Unit: Won, shares)
-------------------------------------------------------------------------------------------------------------
          TYPE OF SHARES           BEGINNING        INCREASE         DECREASE     ENDING BALANCE       REMARK
                                   BALANCE
-------------------------------------------------------------------------------------------------------------

     Registered Common Stocks       176,560             -            156,163          20,397
-------------------------------------------------------------------------------------------------------------
               Total                176,560             -             156163          20,397
-------------------------------------------------------------------------------------------------------------

* The reduction was caused by the capital reduction and withdrawal of shares.


5. VOTING RIGHTS


[As of June 30, 2003]                                                                            (Unit: shares)
---------------------------------------------------------------------------------------------------------------
                              CLASSIFICATION                             NUMBER OF SHARES           REMARK
---------------------------------------------------------------------------------------------------------------

    1. Shares with voting rights [a-b]                                     [77,199,158]
---------------------------------------------------------------------------------------------------------------
     a. Total number of shares issued by the Company                        77,635,260
---------------------------------------------------------------------------------------------------------------
     b. Shares without voting rights                                          436,102           Treasury Shares
---------------------------------------------------------------------------------------------------------------
    2. Shares with limited voting rights[a+b+c+d]                             [    ]
---------------------------------------------------------------------------------------------------------------
     a. Restricted by Commercial Law
---------------------------------------------------------------------------------------------------------------
     b. Restricted by Securities and Exchange Law
---------------------------------------------------------------------------------------------------------------
     c. Restricted by Monopoly Regulation and Fair Trade Law
---------------------------------------------------------------------------------------------------------------
     d. Restricted by other applicable laws
---------------------------------------------------------------------------------------------------------------
    3. Shares with restored voting rights                                     [     ]
---------------------------------------------------------------------------------------------------------------
              Shares with exercisable voting rights [1-2+3]                [77,199,158]
---------------------------------------------------------------------------------------------------------------

6. DIVIDEND INFORMATION

a. Dividend in Recent 5 Years

[Par Value per Share:    Won  2,500]                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------

                CLASSIFICATION                           7TH            6TH          5TH           4TH         3RD
------------------------------------------------------------------------------------------------------------------

                  Net Profit                            -324,557      -241,336     -209,702      -55,407      387
------------------------------------------------------------------------------------------------------------------
                EPS (Won/Share)                          -5,638        -2,502       -2,914        -999         15
------------------------------------------------------------------------------------------------------------------
               Dividend Payable                            -              -            -             -          -
------------------------------------------------------------------------------------------------------------------
             Dividend Payout Ratio                         -              -            -             -          -
------------------------------------------------------------------------------------------------------------------
Dividend   Cash       a. Dividends        Common
 Details   Dividend    Per Share           Stock           -              -            -             -          -
                            (Won)   Lg    ------------------------------------------------------------------------
                                          Preferred
                                            Share
                                    ------------------------------------------------------------------------------
                                          Common           -              -            -             -          -
                                           Stock
                                    Sm    ------------------------------------------------------------------------
                                          Preferred
                                           Share
                     ---------------------------------------------------------------------------------------------
                      b. Dividend         Common
                         Total            Stock            -              -            -             -          -
                            (Won)   Lg    ------------------------------------------------------------------------
                                          Preferred
                                           Share
                                    ------------------------------------------------------------------------------
                                          Common           -              -            -             -          -
                                           Stock
                                    Sm    ------------------------------------------------------------------------
                                          Preferred
                                           Share
                     ---------------------------------------------------------------------------------------------
                      c.Market            Common           -              -            -             -          -
                        Dividend           Stock
                         Ratio      Lg    ------------------------------------------------------------------------
                            (%)           Preferred
                                           Share
                                    ------------------------------------------------------------------------------
                                          Common           -              -            -             -          -
                                           Stock
                                    Sm    ------------------------------------------------------------------------
                                          Preferred
                                           Share
          --------------------------------------------------------------------------------------------------------
           Share      a. Share            Common           -              -            -             -          -
           Dividend     Dividend           Stock
                         Ratio      Lg    ------------------------------------------------------------------------
                             (%)          Preferred
                                           Share
                                    ------------------------------------------------------------------------------
                                          Common           -              -            -             -          -
                                           Stock
                                    Sm    ------------------------------------------------------------------------
                                          Preferred
                                           Share

          --------------------------------------------------------------------------------------------------------
                      b. Per Share        Common           -              -            -             -          -
                        Dividend           Stock
                        No. of      Lg    ------------------------------------------------------------------------
                        Shares            Preferred
                        (shares)          Share
                                    ------------------------------------------------------------------------------
                                          Common           -              -            -             -          -
                                           Stock
                                    Sm    ------------------------------------------------------------------------
                                          Preferred
                                           Share
------------------------------------------------------------------------------------------------------------------
          Net Assets Per Share (Won)                       -              -            -             -          -
------------------------------------------------------------------------------------------------------------------
        Ordinary Income Per Share (Won)                    -              -            -             -          -
------------------------------------------------------------------------------------------------------------------

b. Participating Bond

N/A

                              II. BUSINESS CONTENTS

    1. BUSINESS OUTLINE

    a. Industry Status

    (1) Industry Characteristics

    In the past, the telecommunication services industry was more or less limited to providing telephone and telegraphic services. However, in the wake of rapid technological advancements in fiber optic telecommunication, wireless technologies, Internet related systems and software, telecommunication services continue to expand with the integration of wired and wireless services, convergence of telecommunication and broadcasting services and coupling of voice, data and video services.

    It is becoming more and more difficult to predict the ever-accelerating changes in the upcoming info-communication technologies and services that are fueled by fast-spreading Internet. The changes brought by rapid progress in the fusion, integration and systematization of technologies, and high-tech info-communication systems using these new sets of technologies are now having a dramatic influence on our education, culture and society.

    Up until the early nineties, Korea Telecom and Korea Mobile Telecom, except for Dacom who serviced long-distance and international calls, had almost a monopoly in both wired and wireless services in the Korean info-communication industry. Then the Korean government introduced a competitive system throughout the telecommunications industry to cope with the liberalization of global telecommunications following the WTO Agreement. Now, many companies are competing to capture market share in all areas of telecommunication services.

    Under these circumstances, the characteristics and trend of today's info-telecommunications can be summarized as follows:

      - The Internet is leading the 21st century telecommunications

      - Integration of wired and wireless services

      - Convergence of telecommunication and broadcasting services

        - Expansion of high speed Internet enabling the transmission of voice to multimedia video


    (2) Growth Potentials

    Despite the downturn of the telecommunications market due to the stagnant economy, there were over four million Internet subscribers in 2000, which can be said to be the first year of Internet use in Korea. By 2002, the number had increased significantly to 10 million. As the Internet became an indispensable part of daily life, increasing number of home and small offices are demanding for large capacity multimedia services.

    Accordingly, many service providers have developed various value added services and are now introducing 2005 new services with larger 2002 2003 data ns transmission capacities including VDSL.

    < Current and Prospective Number of High Speed Internet Users in Korea >

                                                     (Unit: Million)
--------------------------------------------------------------------
     2000       2001         2002       2003        2004       2005
--------------------------------------------------------------------

     3.9        7.8          9.7        11.4        12.3        12.9
--------------------------------------------------------------------

    Data: Merrill Lynch


    (3) Effect of Economic Downturns

    The high-speed internet service market, catering mostly the households, is doubtlessly affected by economic cycles, as economic downturns influence spending habits among families. Notwithstanding this, the Internet is becoming a necessity for many families rather than a luxury, being a channel for useful information and presenting money-saving opportunities through Internet shopping. This market is thus relatively less affected by economic cycles than other sectors.


    (4) Competition Factors

    Korea's super-high-speed Internet service sector, brought to existence by Thrunet's service launch in July 1998, is now a fiercely competitive arena with contenders such as Korea Telecom and Hanaro Telecom as well as later entrants including Dreamline and Onse Telecom. Thrunet and Onse Telecom offer mainly cable-modem connections through CATV networks. Korea Telecom offers ADSL connections, while Hanaro Telecom combines ADSL and cable modem. Both Thrunet and Onse Telecom filed with the Bankruptcy Division for a temporary stay order and a petition for the commencement of the reorganization proceedings.

    While the high-speed internet is a market characterized by barriers to entry created by the need for massive initial investments, the introduction of multi-ISP environment serves as a new factor fueling competition. Moreover, as the subscriber growth curve is gradually leveling off, strategic marketing is more crucial than ever for service providers' competitive edge as well as for their survival. Competitiveness in areas including pricing, service quality and additional service features has become the deciding factor.


    (5) Material Supply

    Except for cutting-edge telecommunications equipment, most other equipment is sourced in Korea. Therefore, the sector is not overly affected from supply-related issues.

    (6) Applicable Laws and Regulations and Government Regulations

    There are a number of laws relating to telecommunications including the Telecommunication Basic Law, the Telecommunications Business Act, and the Broadcasting Act.

    b. Company Overview

    (1) Operation Outlook and Business Areas

    (a) Operation Outlook

    In July 1996, Thrunet was designated as a leased line services provider by the Ministry of Information and Communication. It started its commercial service in July 1997. In July 1998, it launched its first high-speed internet service via cable television network in collaboration with KEPCO and Microsoft. In October 2002, in order to enhance its financial structure and to focus its resources on the high-speed internet business, promising higher growth and profitability, the Company sold its leased line related assets to SK Global.

    Thrunet's high speed internet service is a broadband service mainly based on HFC-type cable TV networks. In March 2001, the Company started to provide DSL connection to apartment areas, where CATV network connection was unavailable. The HFC networks provided by Thrunet consist of three distinct networks: leased networks from Powercomm and SO, and networks owned by the Company. As of June, 2003, its home pass rate reached8.5 million households.

    Subscribers are mostly attracted through its customer centers and independent dealers. As of the end of June 2003, the total number of subscribers recorded was 1,287,372 (ID). In the face of the intensifying competition among service providers, from the second quarter of 2002, Thrunet has been carrying out operation reform initiatives for profitability enhancement, consisting of moving towards a more conservative approach, settling delinquent customer accounts and curbing promotional spending.

    (b) Classification of Business Areas for Public Announcement

    - Value-added Telecommunication Service: High Speed Internet Service


    o Status by Business Area

----------------------------------------------------------------------------------------------------------------------------
             Business Area                          Service                                          Remark
----------------------------------------------------------------------------------------------------------------------------

     Value-added Telecommunication    High Speed Internet Access Services          Internet Access Service Using HFC Network
               Services
----------------------------------------------------------------------------------------------------------------------------


    (2) Market Share Ratio (As of June, 2003)

-------------------------------------------------------------------------------------------------
             CLASSIFICATION                         COMPANY                               RATIO
-------------------------------------------------------------------------------------------------

      High Speed Internet Service                     KT                                  48.6%
                                                -------------------------------------------------
                                                Hanaro Telecom                            26.7%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
             CLASSIFICATION                         COMPANY                               RATIO
-------------------------------------------------------------------------------------------------
                                                    Thrunet                               11.6%
                                                -------------------------------------------------
                                                 Onse Telecom                              4.5%
                                                -------------------------------------------------
                                                   DreamLine                               1.4%
                                                -------------------------------------------------
                                                     Dacom                                 1.5%
-------------------------------------------------------------------------------------------------

    Source : MIC


    (3) Market Characteristics

    Majority of broadband Internet users are home users and SOHOs (Small Offices and Home Offices) and with market oversupply since 2002, price and advertisement competition among broadband Internet providers is more fierce than ever. Accordingly, new services including VDSL are being developed and introduced in the market ahead of schedule.


    (4) Contents and Prospects of New Services

    N/A


    (5) Organizational Structure

    N/A


    2. MAIN PRODUCTS AND MATERIALS

    a. Status of Major Products

                                                                                     (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
           BUSINESS AREA           SALES TYPE        PRODUCT       SPECIFIC USE        BRAND         SALES AMT.
                                                                                                      (RATIO)
---------------------------------------------------------------------------------------------------------------

    Broadband Internet Service      Service      Thrunet Service Internet Access    Multi Plus        198,020
                                                                     Service                           (100%)
---------------------------------------------------------------------------------------------------------------

    b. Price Changes of Main Products

                                                                                                 (Unit: Won)
------------------------------------------------------------------------------------------------------------
                  CATEGORY                     7TH ANNUAL               6TH ANNUAL              5TH ANNUAL
------------------------------------------------------------------------------------------------------------

     High Speed          Premium                 38,000                   38,000                  38,000
      Internet    ------------------------------------------------------------------------------------------
                          Saver                  34,000                   34,000                  34,000
                  ------------------------------------------------------------------------------------------
                          Light                  29,000                   29,000                     -
                  ------------------------------------------------------------------------------------------
                        Line Plus             2 IP: 58,000             2 IP: 58,000                  -
                                              3 IP: 99,000             3 IP: 99,000
                  ------------------------------------------------------------------------------------------
                   Special/For Offices           99,000                   99,000                  99,000
                     (3 IPs Standard)
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                  CATEGORY                     7TH ANNUAL               6TH ANNUAL              5TH ANNUAL
---------------------------------------------------------------------------------------------------------------------------
                     Multi Plus Light            29,000                   29,000                  29,000
                 ----------------------------------------------------------------------------------------------------------
                         ADSL Neo                28,000                   28,000                     -
                 ----------------------------------------------------------------------------------------------------------
                                         Apt./House/Duplex: Won      Apt./House/Duplex: Won
                                             36,000 (VAT not            36,000 (VAT not         Apt./House/Duplex:
                                          included/subscription      included/subscription         Won 40,000
                     Installation Fee       system included)           system included)         (subscription system
                                         Building/Office-Tel/Store:  Building/Office-Tel/Store:      included)
                                           Won 90,000 (VAT not         Won 90,000 (VAT not      Building/Office-Tel/Store:
                                                included)                included)                  Won 100,000
                 ----------------------------------------------------------------------------------------------------------
                                         No Contract: Won 9,000      No Contract: Won 9,000
                  Modem         Cable       1 Year: Won 4,500        1 Year: Won 4,500
                  Rental Fee  Internet      3 Year: Won 3,000        3 Year: Won 3,000            Won 5,000
                             ----------------------------------------------------------------------------------------------
                                ADSL     No Contract: Won 9,000      No Contract: Won 9,000            N/A
                                            1 Year: Won 3,000        1 Year: Won 3,000
---------------------------------------------------------------------------------------------------------------------------

    (1) Calculation Basis

    Based on the price range of each main product


    (2) Reasons for Major Price Changes

    N/A

c. Status of Main Materials

N/A

d. Price Changes of Main Materials

N/A


3. PRODUCTION AND FACILITIES

    a. Production Capacity and Calculation Basis of Production Capacity

    N/A

    b. Production Performance and Operation Ratio

    N/A

    c. Status of Production Facilities

    (1) Status of Production Facilities

[Property Type: Land]                                                                             (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------------------------------------
      OFFICE    FORM OF    LOCATION     CLASS    BEGINNING      GAIN/LOSS             AMORTIZATION     ENDING         REMARK
               OWNERSHIP                        BOOK VALUE    ------------------                     BOOK VALUE
                                                              INCREASE  DECREASE
----------------------------------------------------------------------------------------------------------------------------
    IDC, etc.  Registered  Seocho-gu      -       12,252                                                12,252
----------------------------------------------------------------------------------------------------------------------------
                       Total                      12,252                                                12,252
----------------------------------------------------------------------------------------------------------------------------

[Property Type: Building]                                                                         (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------------------------------------
      OFFICE    FORM OF    LOCATION     CLASS    BEGINNING      GAIN/LOSS             AMORTIZATION     ENDING         REMARK
               OWNERSHIP                        BOOK VALUE    ------------------                     BOOK VALUE
                                                              INCREASE  DECREASE
----------------------------------------------------------------------------------------------------------------------------
   Company
 Housing, etc. Registered  Seocho-gu     -         16,468                                 197          16,271
----------------------------------------------------------------------------------------------------------------------------
                       Total                       16,468                                 197          16,271
----------------------------------------------------------------------------------------------------------------------------

[Property Type: Systems]                                                                  (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office       Registered     Nationwide      -     306,331       4,499                 41,013       269,817
Building,
etc.
-----------------------------------------------------------------------------------------------------------------------
                    Total                         306,331       4,499                 41,013       269,817
-----------------------------------------------------------------------------------------------------------------------


[Property Type: Communication Line]                                                      (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office       Registered     Nationwide     -       142,546        36     16,162        5,564       120,856
Building,
etc.
-----------------------------------------------------------------------------------------------------------------------
                    Total                          142,546        36     16,162        5,564       120,856
-----------------------------------------------------------------------------------------------------------------------


[Property Type: Tools and Equipment]                                                     (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office       Self Owned     Nationwide     -       1,081                                122           959
Building,
etc.
-----------------------------------------------------------------------------------------------------------------------
                    Total                          1,081                                122           959
-----------------------------------------------------------------------------------------------------------------------


[Property Type: Office Fixtures and Supplies]                                           (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office
Building,    Self Owned     Nationwide     -       2,418                    32          605         1,781
etc.
-----------------------------------------------------------------------------------------------------------------------
                    Total                          2,418                    32          605         1,781
-----------------------------------------------------------------------------------------------------------------------

[Property Type: Buildings Under Construction]                                           (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office
Building,    Self Owned     Nationwide     -       3,532       1,556                                5,088
etc.
-----------------------------------------------------------------------------------------------------------------------
                   Total                           3,532       1,556                                5,088
-----------------------------------------------------------------------------------------------------------------------


[Property Type: Lease Properties]                                                   (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------
                                                                  GAIN/LOSS
              FORM OF                            BEGINNING    ------------------                   ENDING
OFFICE       OWNERSHIP      LOCATION     CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   BOOK VALUE    REMARK
-----------------------------------------------------------------------------------------------------------------------
Main
Office
Building,    Self Owned     Nationwide     -       16,117                              5,033        11,084
etc.
-----------------------------------------------------------------------------------------------------------------------
                  Total                            16,117                              5,033        11,084
-----------------------------------------------------------------------------------------------------------------------


(2) Plans for Building/Purchasing Facilities

N/A

     4. SALES

     a. Sales Performance

                                                                                   (Unit: In Millions of Won)
-------------------------------------------------------------------------------------------------------------
                     FORM OF
BUSINESS AREA         SALES              ITEM               8TH 1 H             7TH 1 H               7TH
-------------------------------------------------------------------------------------------------------------
Supplementary                   Broadband   Domestic        198,020             224,007             425,570
Telecommunication     Service   Internet    -----------------------------------------------------------------
                                              Total         198,020             224,007             425,570
-------------------------------------------------------------------------------------------------------------
                                             Export            -                   -                   -
                                            -----------------------------------------------------------------
                     Total                  Domestic        198,020             224,007             425,570
                                            -----------------------------------------------------------------
                                             Total          198,020             224,007             425,570
-------------------------------------------------------------------------------------------------------------


b. Sales Channels and Methods

(1) Sales Organizations

-    Company Marketing Team

-    Independent Dealer

-    SO

-    Customer Support Center

(2) Sales Channels

     (a) Accept applications through Internet, Call Center, SO in each region and independent dealer.

     (b) CIS (Customer Information System) input - Screen minors and credibility status

     (c)  Confirm service areas

     (d)  Register customer' installation request for CIS

     (e) Inquire installation information and give installation orders to each sales agency

     (f) Check and complete installation schedule from relevant installation companies

(3) Sales Methods and Conditions

-    Cash only for service fees

-    Fee programs

     See ' II. Contents of Business - 2. Refer to 'b. Price Changes of Main Products' for main products and materials'

(4) Sales Strategy

-    Concentrate on increasing services

     -    Propose sales promotion programs to increase the number of subscribers

     - Strengthen direct/indirect sales capacity by promoting distribution agencies in each region

-    Improve AS and CS support systems to improve the quality of services

- Offer various rate systems and develop new value-added products meeting customer needs

- Business coalition (Giro, automatic payment, credit card payment, etc) for win-win strategy


5. ORDERS RECEIVED

N/A


6. DERIVATIVE PRODUCTS

a. Foreign Exchange Position by Currency Type

                                                                  (Unit: USD1,000)
--------------------------------------------------------------------------------------
                                                       SPOT POSITION
                        CURRENCY    --------------------------------------------------
COUNTRY     CURRENCY     SIGN                SPOT FOREIGN CURRENCY LIABILITIES
--------------------------------------------------------------------------------------
USA          Dollar       USD                             11,073
--------------------------------------------------------------------------------------

b. Foreign Exchange Risk Management

N/A


7. MATERIAL AGREEMENT

     a. Material Agreement

----------------------------------------------------------------------------------------------------
                   Contract Content                          Contractor        Contract Date (Term)
----------------------------------------------------------------------------------------------------
Agreement on Provision of International Private Lines       Onse Telecom             03.07.02
----------------------------------------------------------------------------------------------------
Agreement on Lease and Use of Domestic and International        DACOM            07.01.02/07.16.02
                    Internet Lines
----------------------------------------------------------------------------------------------------
   Asset Sale Agreement between Thrunet and Powercomm         Powercomm               07.31.02
----------------------------------------------------------------------------------------------------
                     Lease Agreement                            CKR                  08.16.02
----------------------------------------------------------------------------------------------------
    Asset Sale Agreement between Thrunet and SK Global        SK Global               07.05.02
----------------------------------------------------------------------------------------------------
Agreement on Supply and Use of Telecommunication Facilities   Powercomm          02.27.01 ~02.26.04
----------------------------------------------------------------------------------------------------
     Agreement on mutual cooperation in value-added
             telecommunication services                           SO              It differs by SO
----------------------------------------------------------------------------------------------------

b. Derivative Product Trade

(1)  Derivative Product Trade in Foreign Currency

     N/A

(2)  Derivative Product Trade in Korean Won

     N/A

c. Business Acquisition/Transfer Agreement

     N/A


8. R&D

     a. Summary of R&D

     (1) R&D Teams

          - Research Team (It consists of 13 persons)

     (2) R&D Cost

          - R&D Cost in 2000:  Won 3,975 million
          - R&D Cost in 2001:  Won 1,709 million
          - R&D Cost in 2002:  Won 974 million

     b. R&D Performance

----------------------------------------------------------------------------------------------------------
        Research Projects                Starting Date         Research Period      Number of Participant
----------------------------------------------------------------------------------------------------------
   Development of VDSL Service              2002.2                10 Months                   5
----------------------------------------------------------------------------------------------------------
Development of Wireless Lan Service         2001.8                12 Months                   6
----------------------------------------------------------------------------------------------------------
   Development of VoIP Service              2002.2                 4 Months                   3
----------------------------------------------------------------------------------------------------------
       Development of VPN                   2002.2                 4 Months                   2
----------------------------------------------------------------------------------------------------------


9. OTHER INFORMATION FOR INVESTMENT DECISIONS

a. Funding Summary

[Domestic Funding]                                                                   (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
           FUND RESOURCES             BEGINNING BALANCE   INCREASE (DECREASE)     ENDING BALANCE       REMARK
---------------------------------------------------------------------------------------------------------------
          Commercial Bank                 145,420              (12,005)              133,415
---------------------------------------------------------------------------------------------------------------
         Insurance Company                      0                    0                     0
---------------------------------------------------------------------------------------------------------------
      Financial Institutions               26,466               (2,702)               23,764
---------------------------------------------------------------------------------------------------------------
         Credit Companies                       0                    0                     0
---------------------------------------------------------------------------------------------------------------
        Mutual Savings Bank                 6,000               (6,000)                    0
---------------------------------------------------------------------------------------------------------------
   Other Financing Institutions                 0                    0                     0
---------------------------------------------------------------------------------------------------------------
  Total of Financial Institutions         177,886              (20,707)              157,179
---------------------------------------------------------------------------------------------------------------
     Corporate Bonds (Public)              45,952                    0                45,952
---------------------------------------------------------------------------------------------------------------
     Corporate Bonds (Private)            225,152                6,300               231,452
---------------------------------------------------------------------------------------------------------------
Capital Increase with Consideration             0                    0                     0
---------------------------------------------------------------------------------------------------------------
      Asset-Backed Securities              98,645              (50,026)               48,619
---------------------------------------------------------------------------------------------------------------
              Others                            0                    0                     0
---------------------------------------------------------------------------------------------------------------
      Total of Capital Market             369,749              (43,726)              326,023
---------------------------------------------------------------------------------------------------------------
  Loans from shareholders, board
 members and affiliated companies               0                    0                     0
---------------------------------------------------------------------------------------------------------------
             Others                         1,000                    0                 1,000           Dacom
---------------------------------------------------------------------------------------------------------------
              Total                       548,635              (64,433)              482,202
---------------------------------------------------------------------------------------------------------------

(Note) Total corporate bonds issued during the term   Public:  Won 0 Million

                                                      Private: Won 6,300 Million

[Overseas Fund]                                                                               (Unit: USD1,000)
--------------------------------------------------------------------------------------------------------------
         FUND RESOURCES             BEGINNING BALANCE    INCREASE (DECREASE)     ENDING BALANCE       REMARK
--------------------------------------------------------------------------------------------------------------
     Financial Institutions                                       0                       0
--------------------------------------------------------------------------------------------------------------
Foreign Shares (Corporate Bonds)          7,400                   0                   7,400
--------------------------------------------------------------------------------------------------------------
     Foreign Shares (Stocks)                                      0                       0
--------------------------------------------------------------------------------------------------------------
     Asset-Backed Securities                                      0                       0
--------------------------------------------------------------------------------------------------------------
             Others                       3,673                   0                   3,673
--------------------------------------------------------------------------------------------------------------
              Total                      11,073                   0                  11,073
--------------------------------------------------------------------------------------------------------------

b. Asset-Backed Securities

(1) Asset Transfer Agreement/ Trust Agreement

                                                                                   (Unit: In Millions of Won)
-------------------------------------------------------------------------------------------------------------
                CONTRACTING PARTNERS                                   TRANSFER/TRUST
----------------------------------------                                    AMOUNT          REMARK (SPECIAL
ASSIGNOR/CONSIGNOR    ASSIGNEE/CONSIGNEE     TRANSFER/TRUST DATE      (AMOUNT ASSESSED)     AGREEMENT NOTES)
-------------------------------------------------------------------------------------------------------------
      Thrunet            Kookmin Bank           2001.12.21
-------------------------------------------------------------------------------------------------------------
      Thrunet             Powercomm              2002.7.31                 45,000
-------------------------------------------------------------------------------------------------------------
      Thrunet          Korea Real Estate         2002.7.24
                         Investment
-------------------------------------------------------------------------------------------------------------
      Thrunet               CKR                   2002.8.9                 38,000
-------------------------------------------------------------------------------------------------------------
      Thrunet             SK Global             2002.10.28                346,860
-------------------------------------------------------------------------------------------------------------


(2) Asset Management Agreement

N/A

c. Credit Rating in Past Three Years

-------------------------------------------------------------------------------------------
             CAPITAL INCREASE FOR                     CREDIT RATING AGENCY
   DATE           ASSESSMENT        CREDIT RATING    (SCOPE OF CREDIT LEVEL)   RATING TYPE
-------------------------------------------------------------------------------------------
 6/28/02       Corporate Bond            BB+                   NICE            Periodic
-------------------------------------------------------------------------------------------
 2/28/02       Corporate Bond            BB+                   NICE            Mandatory
-------------------------------------------------------------------------------------------
 2/27/02       Corporate Bond            BB+                   NICE            Mandatory
-------------------------------------------------------------------------------------------
  1/3/01       Corporate Notes           A3-                   NICE            Periodic
-------------------------------------------------------------------------------------------
 5/31/00       Corporate Notes           A3-                   NICE            Mandatory
-------------------------------------------------------------------------------------------
  8/3/01       Corporate Bond            BB+                   NICE            Periodic
-------------------------------------------------------------------------------------------
  1/3/01       Corporate Bond            BB+                   NICE            Occasional
-------------------------------------------------------------------------------------------
 6/30/00       Corporate Bond            BBB-                  NICE            Periodic
-------------------------------------------------------------------------------------------

a. Other important items

     N/A

                           III. FINANCIAL INFORMATION

1. FINANCIAL SUMMARY

                                                                                                  (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------------------------------------
           CLASSIFICATION                  8TH               7TH                6TH                 5TH                4TH
                                           1 H             ANNUAL              ANNUAL             ANNUAL              ANNUAL
----------------------------------------------------------------------------------------------------------------------------
[Current Assets]                         117,950           175,082            258,870             113,637            241,203
----------------------------------------------------------------------------------------------------------------------------
- Current Assets                         117,950           175,082            258,870             113,637            241,203
----------------------------------------------------------------------------------------------------------------------------
- Inventories                               0                 0                  0                   0                  0
----------------------------------------------------------------------------------------------------------------------------
[Fixed  Assets]                          493,319           573,888           1,436,109           1,309,098           692,099
----------------------------------------------------------------------------------------------------------------------------
- Investment Assets                       34,672           49,652             272,432             202,536            342,445
----------------------------------------------------------------------------------------------------------------------------
- Tangible Assets                        438,108           500,744           1,134,231           1,073,006           320,674
----------------------------------------------------------------------------------------------------------------------------
- Intangible Assets                       20,539           23,491              29,446             33,556              28,979
----------------------------------------------------------------------------------------------------------------------------
- Deferred Assets                           0                 0                  0                   0                  0
----------------------------------------------------------------------------------------------------------------------------
            Total Assets                 611,268           748,969           1,694,979           1,422,735           933,303
----------------------------------------------------------------------------------------------------------------------------
[Current Liabilities]                    542,555           522,340            673,805             585,759            162,493
----------------------------------------------------------------------------------------------------------------------------
[Long-term Liabilities]                  199,627           299,945            987,616             676,354            219,580
----------------------------------------------------------------------------------------------------------------------------
          Total Liabilities              742,183           822,285           1,661,421           1,262,112           382,073
----------------------------------------------------------------------------------------------------------------------------
[Shareholders' Equity]                   194,088           194,088            256,602             179,894            179,894
----------------------------------------------------------------------------------------------------------------------------
[Capital Surplus]                        159,298           159,329            264,340             263,612            264,773
----------------------------------------------------------------------------------------------------------------------------
- Capital Reserve                           0                 0                  0                   0                  0
----------------------------------------------------------------------------------------------------------------------------
- Revaluation Reserve                       0                 0                  0                   0                  0
----------------------------------------------------------------------------------------------------------------------------
- Additional Paid-in Capital             159,298           159,329            264,340             263,612            264,773
----------------------------------------------------------------------------------------------------------------------------
[Retained Earning]                       -504,495         -446,773            -509,642           -268,305            -58,603
----------------------------------------------------------------------------------------------------------------------------
[Capital Adjustment]                      20,195           20,040              22,258             -14,579            165,165
----------------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity          -130,914          -73,315             33,558             160,622            551,229
----------------------------------------------------------------------------------------------------------------------------
Revenues                                 198,020           528,075            476,885             241,952             68,202
----------------------------------------------------------------------------------------------------------------------------
Operating Income                         -16,605           -11,023            -78,720            -153,460            -43,405
----------------------------------------------------------------------------------------------------------------------------
Ordinary Income                          -57,722          -318,760            -253,124           -209,120            -55,407
----------------------------------------------------------------------------------------------------------------------------
Net Income                               -57,722          -324,557            -241,336           -209,702            -55,407
----------------------------------------------------------------------------------------------------------------------------

[(-) refers to minus]

2. NOTES TO FINANCIAL STATEMENTS

A. Basis of Presentation

(1) General information

The Company was founded on July 30, 1996, to mainly engage in high-speed internet access service business. On November 18, 1999, it listed 11,615,000 (3,871,666 subsequent to capital reduction) shares on the NASDAQ of the US, which were delisted later on April 7, 2003, due to the Company's filing for corporate reorganization proceedings. After several issuances of common stock and capital reduction without consideration, the Company's initial capital of KRW 132 billion was increased and amounts to KRW 194.088 billion as of June 30, 2003.

(2) Summary of significant accounting policies

The semi-annual financial statements of the Company were prepared in accordance with accounting standards for preparing financial statements in use in the Republic of Korea. The significant accounting policies followed in the preparation of the financial statements are described below:

a. Application of Statement of Korea Accounting Standards

The half-year financial statements of the Company were prepared in accordance with the Statement of Korea Accounting Standards and the Statement of Korea Accounting Standards No. 2 to No. 9, applicable for the fiscal years beginning after December 31, 2002.

In accordance with the Statement of Korea Accounting Standards No.6, the Company did not include the deposition of accumulated deficit in the balance sheet. The financial statements for the prior period, presented herein for comparative purposes, as they have been re-prepared by retroactively applying this change in accounting principles, show deficit and capital surplus as of the end of the prior period, reduced and increased, respectively, each by KRW 387.425 billion. However, this change in accounting principles does not affect the Company's income before extraordinary gains/losses and income taxes, net income or earnings per share.

Further, the significant accounting policies followed in the preparation of the semi-annual financial statements of the Company, remain identical to those adopted for the annual financial statements for the accounting period ended December 31, 2002, except for the items described below.

1) Marketable Securities

The Company, in accordance with the Statement of Korea Accounting Standards No.8 (Marketable Securities Standards), has modified its accounting rules on marketable securities (refer to Notes 5 & 6). However, this change has no effect on the net assets, income before extraordinary gains/losses and income taxes or net income, whether for the 6-month period or the 3-month period ended June 30, 2003.

(2) Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined primarily based on the estimate by the Company on collectibility of each of its outstanding trade receivables, loans receivable and non-trade receivables, and its loss history in doubtful accounts. Further, the Company included in allowance for doubtful accounts the difference between the book value and present value of its debts, whose principal, maturity and interest rate have been readjusted with the commencement of reorganization and composition proceedings.

(3) Marketable Securities

The acquisition cost of marketable securities is calculated by adding incidental acquisition-related expenses to the actual purchase price paid at transaction. The moving average method was applied to each category of securities - trading securities, available-for-sale securities and held-to-maturity securities - classified according to purposes of acquisition and nature of instruments. Equity securities, with which the Company can exercise the most significant influence among all marketable securities, are classified as securities under equity method. The methods for valuating marketable securities applied by the Company are as follows:

1) Valuation of Trading Securities

Trading securities are marketable securities generally acquired for short-term cash management, which therefore are frequently traded. These securities are presented at fair value in the balance sheet. Unrealized holding gains and losses are treated as gains and losses on valuation of trading securities and are credited to current operations.

2) Valuation of Held-to-Maturity Securities

Held-to-maturities securities are debt securities with a predetermined amortization schedule specifying principal and interest payment amounts and maturity date, or which may have such a schedule. Such securities that management has the express intention and ability to hold until maturity are classified as held-to-maturity securities under investment assets. However, held-to-maturity securities with maturity dates within less than one year from the balance sheet date are included in current assets. Held-to-maturity securities are recorded at acquisition cost in the balance sheet. In cases where the acquisition cost differed from the par value, the discount is amortized using the effective interest rate method over the redemption period. Further, in cases where the recoverable amount of a held-to-maturity security is inferior to its carrying amount, the difference is charged to current operations as an impairment loss on held-to-maturity securities, and the recoverable amount net of the amount of loss is reported in the balance sheet. However, when the recovery of the impairment loss is objectively related to events subsequent to the date on which the impairment is recognized, and if the loss had not been recognized at the time when it initially occurred, the recovered amount is classified as recovery of impaired held-to-maturity securities and credited to current operations, up to its carrying amount as of the recovery date.

3) Valuation of Available-for-Sale Securities

Available-for-sale securities are marketable securities that are not classified as trading securities or held-to-maturity securities, and are classified as available-for-sale securities under investment assets. However, available-for-sale securities with maturity date within less than one year from the balance sheet date or that are certain to be disposed of during such period are included in current assets. Available-for-sale securities are reported at fair value in the balance sheet. For certain non-marketable equity securities, fair value is estimated based on acquisition cost, while debt securities with no market price available are stated at fair value, estimated by calculating the present value of the expected future cash flows at an appropriate discount rate reflecting credit ratings by reliable independent credit rating agencies. The unrealized holding gains or losses on available-for-sale securities are recorded in capital adjustments account as gains and losses on valuation of available-for-sale securities.

For available-for-sale securities with no realistic prospect for recovery due to the decline of fair price, the difference between the book value and the fair price is charged to current operations, classified as impairment loss on available-for-sale securities. The amount of impairment loss on available-for-sale securities on such securities are offset by valuation gains (or appended). However, when the recovery of impairment loss on available-for-sale securities is objectively related to events subsequent to the date on which the loss is recognized, the recovered amount up to the amount which had been previously recognized, is credited to current operations, classified as recovery of impairment losses on available-for-sale securities (refer to Note 5).

(4) Valuation of Securities under Equity Method

The Company's securities under equity method are carried at a value determined by the equity method, applied to the cost, cost being the actual purchase price including incidental expenses under the moving average cost method. When the book value of a security exceeds or is inferior to the stated cost due to the net gains or losses by the invested company, the gains or losses are treated as gains or losses on investments under equity method, and credited or charged to current earnings. Such a difference, when it occurs as a result of an increase or decrease in retained earnings, is reflected in retained earnings. Finally, if such a difference is the consequence of a change in capital surplus or capital adjustments, the related amount is recorded as gains or losses on investments under equity method and added to or deducted from capital adjustments (refer to Note 6).

The valuation methods used for securities under equity method are as follows:

- Difference between Cost and Fair Value of the Investment

On acquisition of the investment in an associate, as of the date on which it falls within the definition of an associate (associate being the invested company on which the Company exerts significant influence), the difference (whether positive or negative) between the cost of acquisition and the Company's share of the fair value of the net identifiable assets of the associate is amortized over five years following the year where it occurred, using the straight-line method, and is reflected in the equity securities account. However, such difference occurring as a result of a decrease of the Company's equity interest due to an issuance of common stock or equivalent actions by the associate is treated as capital adjustment (gains and losses on valuation of investment securities).

- Elimination of Unrealized Gains and Losses on Transactions with Associates

The unrealized gains and losses incurred through sales or purchases between the Company and the invested company (associate), included inventory assets and tangible assets owned by each of the entities as of the balance sheet date are determined based on the selling company's average profit ratio from sales as of the current fiscal year. The total amount of unrealized gains occurred as a result of the Company's sales toward the invested company is eliminated, while the unrealized gains created by the invested company's sales to the Company, net of the sum equivalent to the value of the Company's shareholding in the invested company, is reflected in equity securities. The unrealized losses occurring between invested companies are reflected in equity securities, net of the amount equal to the value of the Company's shareholding in these associates.

(5) Valuation and Depreciation of Property, Plant and Equipment

Tangible assets are stated at cost (assets acquired free of charge, including contributions in kind and gifts, are carried at fair value). Also, expenses incurred after acquiring or building a tangible asset, which result in the enhancement of the value or performance of the asset are capitalized, and expenses incurred to restore an asset to its original value and performance or maintain it are classified as revenue expenditures. Since the Company charges financial expenses associated with fabrication, purchase and construction of assets to current operations, there are no financial expenses recorded in relation to acquisition cost of a tangible asset during the current fiscal year.

Depreciation is computed using the straight-line method based on the useful lives of the assets as follows:

              Name                           Period of Depreciation (Unit: Year)
-------------------------------------        -----------------------------------
      Building & structure                                 41 ~ 48
     Transmission equipment                                   6
 Communication circuit equipment                            6, 15
              Tools                                           8
            Furniture                                         5
          Leased asset                                      3 ~ 6

(6) Valuation and Amortization of Intangible Assets

Intangible assets are reported at cost, net of amortization, computed using the straight-line method based on the estimated useful lives of the assets. Estimated useful life is 15 years for industrial property rights, 3 or 9 years for software, and 5 years for goodwill (refer to Note 9).

(7) Impairment of Assets

When the book value of an asset, whether tangible or intangible, except assets valued at fair value, substantially exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, the impairment of assets is recognized in the balance sheet and the resulting impairment loss is charged to current operations. Accordingly, the Company recognized impairment losses on available-for-sale securities of KRW 2.541 billion for the 6 month period ended June 30, 2003 (KRW 7.144 billion for the 6-month period ended June 30, 2002) and tangible asset impairment losses of KRW
16.162 billion for the same period. Impairment losses for the 3-month period ended June 30, 2003 include impairment losses on available-for-sale securities of KRW 2.541 billion (KRW 5.864 billion for the 3 month period ended June 30, 2002) and impairment losses of tangible assets of KRW 16.162 billion.

(8) Valuation of Receivables and Payables at Present Value and Rescheduling

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowing) and other similar loans (borrowing) are stated at present value of such receivables or payables calculated by using an appropriate discount rate, if the difference between nominal value and present value is material. Likewise, rescheduled receivables (in principal, interest rate, or payment term) - whether by the commencement of reorganization or composition proceedings or by the agreement between interest parties - are also reported at present value of such receivables calculated by using an appropriate discount rate, if the difference between book value and present value is material. The present value discount is amortized using the effective interest rate method, and the amortization is included in interest expenses or interest incomes (refer to Note 10).

(9) Translation of Foreign Currency Denominated Assets and Liabilities

The Company's assets and liabilities denominated in foreign currency are herein expressed in Korean Won at the exchange rate in effect as of the balance sheet date (KRW1,193.10 to US$1 as of June 30, 2003 and KRW1,200.40 to US$1 as of June 30, 2002). Foreign currency translation losses resulting from such conversion are reflected in current operations (refer to Note 14).

(10) Provision for Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The Company has established an accrued severance benefits reserve based on the amount which would be payable assuming all eligible employees and directors terminated their employment as of the balance sheet date.

The amounts paid toward the National Pension Fund as retirement contributions until March 1999, in accordance with the National Pension Act, are classified as contributions to the National Pension Plan and deducted from the accrued severance benefits reserve.

A portion of the accrued severance benefits of the Company is funded through a group severance insurance plan with Kyobo Life Insurance Company. The amounts funded under this insurance plan are classified as deductions to accrued severance benefits reserve.

Actual payments of severance benefits during the 6-month period ended June 30, 2003, and the 6-month period ended June 30, 2002 amounted to KRW 620 million and KRW 649 million, respectively, and during the 3-month period ended June 30, 2003 and the 3-month period ended June 30, 2002, KRW 562 million and KRW 56 million, respectively.

(11) Derivatives

Rights and obligations resulting from entering derivative contracts are treated as assets and liabilities respectively, and reported at fair value in the balance sheet. Accordingly, gains and losses on derivatives are recognized in current operations as incurred. However, for cash flow hedges used for the purpose of protecting from expected future cash flow, gains and losses on the portions that prove to be effective in offsetting the changes in the value of the hedged item are reflected in the capital adjustments account (derivatives valuation gains/losses).

(12) Accounting for Leases

Leases with no early termination option are treated as capital leases if the lease transfers ownership of the property to the Company by the end of the lease term, the lease contains a bargain purchase option, the term of the lease is equal to 75 percent or more of the estimated useful life of the leased property, or the present value of the minimum lease payment is equal to 90% or more of the fair value of the leased property. The Company treats other leases as operating leases (refer to Note 12).

Lease installments of operating leases over the lease term are treated as operating lease expenses, and gains and losses from lease adjustments are charged to current operations as incurred. For capital leases, the lesser amount between the present value and the fair value of the leased asset is recorded in capital lease assets and an equal amount is recognized in capital lease liabilities. A depreciation method identical to the method applied to owned assets is used to calculate capital lease assets.

The principal component and interest component - calculated using the implicit interest rate - of the payments for capital leases are recorded separately as capital lease interest expenses and capital lease liabilities, respectively.

(13) Interest Expenses for Claims and Other Debts

The Company recorded liens and claims, filed by financial institutions subsequent to the commencement of reorganization proceedings, as accrued expenses and interest expenses, based upon normal interest rates according to the agreements entered into prior to the commencement of the proceedings.

(14) Reclassification of Prior Years' Financial Statements

Certain amounts of prior period's financial statements were reclassified to conform to the current period's presentation. However, these reclassifications have no effect on previously reported net assets, income before extraordinary gains/losses and income taxes or net incomes.

(15) Amortization of Bond Discounts

Discount on bond payables, the difference between the face amount and the proceeds from issuance of a bond, is reported as a direct deduction from the face amount of the bond in the balance sheet, and is amortized over the life of the bond using the effective interest method. Amortization of discount is treated as interest expense.

      B. Violations of Corporate Accounting Standards

      (1) Violations Requiring Modification of Financial Statement

N/A

      (2) Violations Irrelevant to Modification of Financial Statement

N/A

      3. ACCOUNTING INFORMATION

      a. Allowance for Doubtful Account

      (1) Allowance for Doubtful Account for the Past Three Years

                                                                                                (Unit: Million Won, %)
----------------------------------------------------------------------------------------------------------------------
CLASSIFICATION          ACCOUNT TITLE           TOTAL AMOUNT        ALLOWANCE FOR DOUBTFUL ACCOUNT       RESERVE RATIO
----------------------------------------------------------------------------------------------------------------------
   8th 1 H            Trade Receivable             88,489                       24,757                       27.9%
----------------------------------------------------------------------------------------------------------------------
     7th              Trade Receivable             81,449                       17,917                       22.0%
----------------------------------------------------------------------------------------------------------------------
     6th              Trade Receivable             81,971                        8,327                       11.3%
----------------------------------------------------------------------------------------------------------------------

      (2) Establishing Allowance for Bad Debts Related to Accounts Receivable

As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

(3) Trade Receivable by Term as of 1H of This Year

                                                                                                      (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------------
        CLASSIFICATION            LESS THAN 6          OVER 6 MONTHS          OVER 1 YEAR           OVER 3 YEARS          TOTAL
                                    MONTHS           LESS THAN 1 YEAR      LESS THAN 3 YEARS
--------------------------------------------------------------------------------------------------------------------------------
Amount          General             58,224                10,534                 16,846                 972               86,575
            --------------------------------------------------------------------------------------------------------------------
            Special Relevant          41                    29                   1,843                   0                1,913
                Parties
            --------------------------------------------------------------------------------------------------------------------
                 Total              58,264                10,563                 18,689                 972               88,489
--------------------------------------------------------------------------------------------------------------------------------
            Ratio                     69%                    12%                   22%                   1%                100%
--------------------------------------------------------------------------------------------------------------------------------

b. Large Asset Transfers of This Year

N/A

c. Changes to Accounting Standards in the Past Five Years, And Reasons The Company were prepared in accordance with Statement of Korea Accounting Standards and Statement of Korea Accounting Standards No. 2 to No. 9, applicable for the fiscal years beginning after December 31, 2002.

d. NOL Year in the Past Five Years and main reasons

      a)    NOL (Net Operating Loss) occurred in all tax years

      b) Due to excessive initial investment as a major telecommunications company

e. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned positive from negative in the past five years.

      N/A

f. Evaluation of Unmarketable Equity Securities in Current Year

                                                                                                        (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------------------------------------------
           Company Name                        Number of share                Cost                Book Value            Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Inbain                                              67,500                     450                   117                    117
----------------------------------------------------------------------------------------------------------------------------------
Hankyung.Com                                       100,000                     515                   192                    180
----------------------------------------------------------------------------------------------------------------------------------
Multiplus                                            100                        1                     1                      1
----------------------------------------------------------------------------------------------------------------------------------
Media Valley                                        45,000                     450                   106                    106
----------------------------------------------------------------------------------------------------------------------------------
KI&X                                                10,000                     50                     79                    50
----------------------------------------------------------------------------------------------------------------------------------
Get-More Securities                                400,000                    2,000                 1,284                  1,284
----------------------------------------------------------------------------------------------------------------------------------
MIC99-7 Venture Capital Union #8                     300                      3,009                 2,640                  2,640
----------------------------------------------------------------------------------------------------------------------------------
HeyAnita Korea                                     313,600                    1,568                 1,010                  1,010
----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Korea Cable TV Saeronet                          246,191            2,179           1,057           1,057
---------------------------------------------------------------------------------------------------------
Powercomm                                         83,333            1,000             480           1,000
---------------------------------------------------------------------------------------------------------
TG Venture Capital Union #5                            8              800             375             640
---------------------------------------------------------------------------------------------------------
Nowcom                                         3,808,600           35,701           1,148           1,148
---------------------------------------------------------------------------------------------------------
Korea Cable TV Ginam                             837,209           22,305          10,578          10,578
---------------------------------------------------------------------------------------------------------
TG Edunet                                        480,000            2,400              --              --
---------------------------------------------------------------------------------------------------------
Korea.com                                     35,000,000           38,701              --              --
---------------------------------------------------------------------------------------------------------
Total                                                             111,129          19,067          19,811
---------------------------------------------------------------------------------------------------------

4. FINANCIAL STATEMENTS

a. Balance Sheet

                                  Balance Sheet

                           8th 1 H, as of 2003. 6. 30
                           7th   , as of 2002. 12.31
                           6th   , as of 2001. 12.31


                                                                                               (Unit: In Millions of Won)
-------------------------------------------------------------------------------------------------------------------------
              SUBJECT                              8TH 1 H                     7TH ANNUAL                6TH ANNUAL
-------------------------------------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------------------------------------
1. Current Assets                                           117,950                    175,082                    258,870
-------------------------------------------------------------------------------------------------------------------------
   (1) Current Assets                                       117,950                    175,082                    258,870
-------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                 34,769                     38,186                    121,755
-------------------------------------------------------------------------------------------------------------------------
   Short-term financial instrument                            8,827                     12,313                     26,464
-------------------------------------------------------------------------------------------------------------------------
   Marketable securities                                                                    27                         27
-------------------------------------------------------------------------------------------------------------------------
   Trade receivable                          88,489                       81,449                     81,971
-------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts          -24,757          63,732      -17,917        63,532       -8,328        73,643
-------------------------------------------------------------------------------------------------------------------------
   Short-term loans                          13,922                                      9,234                     12,547
-------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts          -13,511             411
-------------------------------------------------------------------------------------------------------------------------
   Other Receivable accounts                 26,174                                     42,604                     13,386
-------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts          -18,706
-------------------------------------------------------------------------------------------------------------------------
   Present Value Discount                       -68           7,399
-------------------------------------------------------------------------------------------------------------------------
   Accrued revenues                           1,739                                      1,890                      3,793
-------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts           -1,467             272
-------------------------------------------------------------------------------------------------------------------------
   Advance payments                                               0                                                 1,647
-------------------------------------------------------------------------------------------------------------------------
   Prepaid expenses                                           2,261                      6,430                      4,295
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
              SUBJECT                              8TH 1 H                     7TH ANNUAL                6TH ANNUAL
-------------------------------------------------------------------------------------------------------------------------
   Prepaid income tax                                           279                        866                        936
-------------------------------------------------------------------------------------------------------------------------
   Prepaid VAT                                                    0                                                   377
-------------------------------------------------------------------------------------------------------------------------
2. Fixed assets                                             493,319                    573,888                  1,436,109
-------------------------------------------------------------------------------------------------------------------------
   (1) Investment assets                                     34,672                     49,652                    272,432
-------------------------------------------------------------------------------------------------------------------------
   Long-term financial instrument                                11                         16                      2,016
-------------------------------------------------------------------------------------------------------------------------
   Investment in securities                                       0                     22,217                    219,417
-------------------------------------------------------------------------------------------------------------------------
   Marketable securities                                      8,518
-------------------------------------------------------------------------------------------------------------------------
   Investment in equity securities
     applied Equity method                                   11,727
-------------------------------------------------------------------------------------------------------------------------
   Long-term loans                            3,395                                     13,086                     16,809
-------------------------------------------------------------------------------------------------------------------------
   Allowance for doubtful accounts           -2,349           1,046
-------------------------------------------------------------------------------------------------------------------------
   Deposits provided                                         10,760                     10,856                     10,449
-------------------------------------------------------------------------------------------------------------------------
   Membership                                                 1,387                      1,574                      1,574
-------------------------------------------------------------------------------------------------------------------------
   Long-term non-trade receivables            1,496                                      1,903                     18,030
-------------------------------------------------------------------------------------------------------------------------
   Present value discount                      -272           1,224
-------------------------------------------------------------------------------------------------------------------------
   Long-Term Interest Receivable                                                                                    1,418
-------------------------------------------------------------------------------------------------------------------------
   Long-Term advance payments                                                                                       2,719
-------------------------------------------------------------------------------------------------------------------------
   (2) Tangible Assets                                      438,108                    500,744                  1,134,231
-------------------------------------------------------------------------------------------------------------------------
   Land                                                      12,252                     12,252                     22,379
-------------------------------------------------------------------------------------------------------------------------
   Building                                  17,878                       17,878                     38,622
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                  -1,608          16,271       -1,410        16,468       -1,935        36,687
-------------------------------------------------------------------------------------------------------------------------
   Transmission and communications
     equipment                              494,117                      489,618                    639,362
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                -224,300         269,817     -183,287       306,331     -160,940       478,422
-------------------------------------------------------------------------------------------------------------------------
   Communication circuit equipment          166,914                      166,878                    612,192
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                 -29,896                      -24,332       142,546      -63,524       548,668
-------------------------------------------------------------------------------------------------------------------------
   Accumulated reduction loss               -16,162         120,856
-------------------------------------------------------------------------------------------------------------------------
   Tools                                      1,942                        1,943                      1,942
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                    -983             959         -862         1,081         -619         1,323
-------------------------------------------------------------------------------------------------------------------------
   Vehicles                                                                                             206
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                                                                             -72           134
-------------------------------------------------------------------------------------------------------------------------
   Furniture                                  8,316                        8,597                      9,599
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
              SUBJECT                              8TH 1 H                     7TH ANNUAL                6TH ANNUAL
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                  -6,535           1,781       -6,179         2,418       -5,070         4,529
-------------------------------------------------------------------------------------------------------------------------
   Construction in progress                                   5,088                      3,532                     21,093
-------------------------------------------------------------------------------------------------------------------------
   Other tangible assets                                                                                            2,022
-------------------------------------------------------------------------------------------------------------------------
   Leased assets                             35,071                       35,071                     29,599
-------------------------------------------------------------------------------------------------------------------------
   Accumulated depreciation                 -23,986          11,084      -18,955        16,116      -10,625        18,974
-------------------------------------------------------------------------------------------------------------------------
   (3) Intangible Assets                                     20,539                     23,491                     29,446
-------------------------------------------------------------------------------------------------------------------------
   Pattens-Industrial                                        14,397
-------------------------------------------------------------------------------------------------------------------------
   Software                                                   4,809                      7,051
-------------------------------------------------------------------------------------------------------------------------
   Other Intangible Assets                                        0                     14,911                     27,748
-------------------------------------------------------------------------------------------------------------------------
   Goodwill                                                   1,333                      1,529                      1,698
-------------------------------------------------------------------------------------------------------------------------
       Total Assets                                         611,268                    748,969                  1,694,979
-------------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------------
1. Current liabilities                                      542,555                     22,340                     73,805
-------------------------------------------------------------------------------------------------------------------------
   Short-term borrowing                                       1,000                     10,000                     27,505
-------------------------------------------------------------------------------------------------------------------------
   Current portion of long-term
     liabilities                             76,249                                     82,399                     95,191
-------------------------------------------------------------------------------------------------------------------------
   Present value discount                   -11,822          64,427
-------------------------------------------------------------------------------------------------------------------------
   Current portion of bond payable                                        44,400                    175,000
-------------------------------------------------------------------------------------------------------------------------
   Discount on bond payable                                                  -43        44,357         -563       174,437
-------------------------------------------------------------------------------------------------------------------------
   Current portion of convertible
     bonds                                                               100,000
-------------------------------------------------------------------------------------------------------------------------
   Discount on bond payable                                                  -63
-------------------------------------------------------------------------------------------------------------------------
   Accrued interest                                                       15,893       115,830
-------------------------------------------------------------------------------------------------------------------------
   Non trade payable                        210,648                      203,411                    243,786
-------------------------------------------------------------------------------------------------------------------------
   Present value discount                    -7,566         210,640          -10       203,401          -11       243,776
-------------------------------------------------------------------------------------------------------------------------
   Advances from customers                                      822                        931                     87,459
-------------------------------------------------------------------------------------------------------------------------
   Forward exchange                                                                                                     7
-------------------------------------------------------------------------------------------------------------------------
   Withholdings                                                 384                        418                        908
-------------------------------------------------------------------------------------------------------------------------
   VAT withheld                                               2,405                     35,516
-------------------------------------------------------------------------------------------------------------------------
   Accrued expenses                                          22,549                     14,256                     30,865
-------------------------------------------------------------------------------------------------------------------------
   Short-Term Lease payable                                                                                        13,657
-------------------------------------------------------------------------------------------------------------------------
   Non-trade payables of current
     portion of capital lease                                13,150                      9,435
-------------------------------------------------------------------------------------------------------------------------
   Current portion of bonds payable         110,654
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
              SUBJECT                              8TH 1 H                     7TH ANNUAL                6TH ANNUAL
-------------------------------------------------------------------------------------------------------------------------
   Discount on bonds payable                   -977         109,677
-------------------------------------------------------------------------------------------------------------------------
   Current portion of convertible
     bond                                   100,000
-------------------------------------------------------------------------------------------------------------------------
   Discount on bonds payable                      8
-------------------------------------------------------------------------------------------------------------------------
   Accrued interest                          11,711         111,703
-------------------------------------------------------------------------------------------------------------------------
   Appropriation for Contingencies                            5,797                      5,797
-------------------------------------------------------------------------------------------------------------------------
2. Fixed Liabilities                                        199,627                    299,945                    987,616
-------------------------------------------------------------------------------------------------------------------------
   Bonds payable                             74,627                      134,635                    145,000
-------------------------------------------------------------------------------------------------------------------------
   Discount on bonds payable                 -1,590          73,037       -4,301       130,334       -2,445       142,555
-------------------------------------------------------------------------------------------------------------------------
   Convertible bonds                            952                          952                    100,000
-------------------------------------------------------------------------------------------------------------------------
   Bond discount                                -75                          -93                       -168
-------------------------------------------------------------------------------------------------------------------------
   Long-term accrued interest                    96             974           57           916        8,968       108,800
-------------------------------------------------------------------------------------------------------------------------
   Bonds with warrants                                                                              228,987
-------------------------------------------------------------------------------------------------------------------------
   Bond discount                                                                                       -172       228,815
-------------------------------------------------------------------------------------------------------------------------
   Long-term borrowings                     113,208                                    149,647                    324,328
-------------------------------------------------------------------------------------------------------------------------
   Present value discount                         0         113,208
-------------------------------------------------------------------------------------------------------------------------
   Provision for severance benefits           2,318                        2,424                      3,964
-------------------------------------------------------------------------------------------------------------------------
   Deposit for severance benefits              -384                         -414                     -1,559
-------------------------------------------------------------------------------------------------------------------------
   Contribution to national pension
     plan                                       -31           1,903          -33         1,977          -78         2,327
-------------------------------------------------------------------------------------------------------------------------
   Long-term non-trade payables               1,193                        1,800                      2,652
-------------------------------------------------------------------------------------------------------------------------
   Present value discount                      -259             935         -341         1,459         -600         2,052
-------------------------------------------------------------------------------------------------------------------------
   Non-trade payables of capital
     lease                                                    7,573                     13,452                      9,907
-------------------------------------------------------------------------------------------------------------------------
   Long-Term Deferred Income                                                                                      159,203
-------------------------------------------------------------------------------------------------------------------------
   Leasehold deposits received                                1,998                      2,160                      9,629
-------------------------------------------------------------------------------------------------------------------------
       Total Liabilities                                    742,183                    822,285                  1,661,421
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
-------------------------------------------------------------------------------------------------------------------------
1. Capital stock                                            194,088                    194,088                    256,602
-------------------------------------------------------------------------------------------------------------------------
   Common stock                                             194,088                    194,088                    256,602
-------------------------------------------------------------------------------------------------------------------------
2. Additional paid-in and other
     capital                                                159,298                    159,329                    264,340
-------------------------------------------------------------------------------------------------------------------------
   Additional Paid-in Capital                               159,298                    159,329                    264,340
-------------------------------------------------------------------------------------------------------------------------
3. Accumulated Deficit                                      504,495                    446,774                    509,642
-------------------------------------------------------------------------------------------------------------------------
   Accumulated Deficit                                                                -446,774                   -509,642
-------------------------------------------------------------------------------------------------------------------------
   Un-appropriated deficit                                  504,495
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
              SUBJECT                              8TH 1 H                     7TH ANNUAL                6TH ANNUAL
-------------------------------------------------------------------------------------------------------------------------
   (Net Loss : 03 1H : 57,722 02 1H
     : 324,557)
-------------------------------------------------------------------------------------------------------------------------
4. Capital adjustments                                       20,195                     20,041                     22,258
-------------------------------------------------------------------------------------------------------------------------
   Gain on valuation of investment
     securities                                                                             -8                      3,304
-------------------------------------------------------------------------------------------------------------------------
   Loss on valuation of marketable
     securities                                                                              7
-------------------------------------------------------------------------------------------------------------------------
   Stock option                                              20,587                     20,441                     18,594
-------------------------------------------------------------------------------------------------------------------------
   Treasury Stock                                              -392                       -392
-------------------------------------------------------------------------------------------------------------------------
       Total Stockholders' Equity                          -130,914                    -73,316                     33,558
-------------------------------------------------------------------------------------------------------------------------
       Total Liabilities and
         Stockholders' Equity                               611,268                    748,969                  1,694,979
-------------------------------------------------------------------------------------------------------------------------

b. Income Statement

                                Income Statement

                           8th 1H (1/1/03 ~ 6/30/03)

                           7th 1H (1/1/02 ~ 6/30/02)

                           7th     (1/1/02 ~ 12/31/02)

                           6th     (1/1/01 ~ 12/31/01)


                                                                                               (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------------
                                                    8TH 1 H                     7TH 1 H
                                            ---------------------------------------------------
                                                                       3 MONTHS
               SUBJECT                      3 MONTHS  ACCUMULATION   (UNREVIEWED)  ACCUMULATION    7TH ANNUAL     6TH ANNUAL
-----------------------------------------------------------------------------------------------------------------------------
1. Revenues                                   97,936       198,020        143,166       288,635        528,075        476,885
-----------------------------------------------------------------------------------------------------------------------------
2. Operating Costs                            92,019       187,063        125,791       248,935        480,222        481,166
-----------------------------------------------------------------------------------------------------------------------------
3. Gross Income                                5,917        10,956         17,376        39,701         47,853        (4,281)
-----------------------------------------------------------------------------------------------------------------------------
4. Selling and administrative expense         14,124        27,562         12,356        29,291         58,876         74,439
-----------------------------------------------------------------------------------------------------------------------------
   Salaries                                      558         1,515            963         3,807          6,169          6,432
-----------------------------------------------------------------------------------------------------------------------------
   Severance benefits                             36           111            191           352            737          1,267
-----------------------------------------------------------------------------------------------------------------------------
   Employee benefits                             139           328            295           554          1,103          1,390
-----------------------------------------------------------------------------------------------------------------------------
   Compensation expense associated
     with stock option                             0           146            235         1,546          1,487          8,342
-----------------------------------------------------------------------------------------------------------------------------
   Travel expenses                                 3            18             24            62            111            428
-----------------------------------------------------------------------------------------------------------------------------
   Communications expenses                       176           361            211           443            826          1,880
-----------------------------------------------------------------------------------------------------------------------------
   Vehicles maintenance expense                   68           154            113           161            376            112
-----------------------------------------------------------------------------------------------------------------------------
   Taxes and dues                                125           264            215           672          1,374          1,125
-----------------------------------------------------------------------------------------------------------------------------
   Rental expenses                               628         1,297            268           557          1,831            541
-----------------------------------------------------------------------------------------------------------------------------
   Depreciations expenses                        458           923            554         1,112          3,230          2,786
-----------------------------------------------------------------------------------------------------------------------------
   Amortization of intangible asset                                                                      8,458         11,188
-----------------------------------------------------------------------------------------------------------------------------
   Amortization of web site
     development cost
-----------------------------------------------------------------------------------------------------------------------------
   Amortization of Software
-----------------------------------------------------------------------------------------------------------------------------
     Amortization of Other Intangible
       Assets                                  1,467         2,953          5,427         5,427          8,458         11,185
-----------------------------------------------------------------------------------------------------------------------------
   Bad dept expenses                           5,218         6,840          1,989         3,701          9,589          4,777
-----------------------------------------------------------------------------------------------------------------------------
   Repairs expenses                              170           419             73           166            388            484
-----------------------------------------------------------------------------------------------------------------------------
   Insurance premium                             310           653            327           652          1,302            660
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                    8TH 1 H                     7TH 1 H
                                            ---------------------------------------------------
                                                                       3 MONTHS
               SUBJECT                      3 MONTHS  ACCUMULATION   (UNREVIEWED)  ACCUMULATION    7TH ANNUAL     6TH ANNUAL
-----------------------------------------------------------------------------------------------------------------------------
   Entertainment expenses                         31            78             72           140            321            723
-----------------------------------------------------------------------------------------------------------------------------
   Advertising expenses                        2,805         7,549          1,291         4,305         10,352         13,128
-----------------------------------------------------------------------------------------------------------------------------
   Publication expenses                            9            15              8            23             44            373
-----------------------------------------------------------------------------------------------------------------------------
   Commissions                                 1,738         3,519          2,051         3,816          8,192         13,428
-----------------------------------------------------------------------------------------------------------------------------
   Sales commissions for Internet
     services                                      0             0            217           435            421          1,615
-----------------------------------------------------------------------------------------------------------------------------
   Marketing expenses                              0             1             24            71             96            125
-----------------------------------------------------------------------------------------------------------------------------
   Trainings expenses                              0             0              1             9             20            107
-----------------------------------------------------------------------------------------------------------------------------
   Utilities expenses                            171           380            287           592          1,172          1,301
-----------------------------------------------------------------------------------------------------------------------------
   Supplies expenses                               7            12             23            53            102            139
-----------------------------------------------------------------------------------------------------------------------------
   Conference                                      4            24             30            90            201            309
-----------------------------------------------------------------------------------------------------------------------------
   Transportation                                  0             0              0             0              0             67
-----------------------------------------------------------------------------------------------------------------------------
   Development Expenses                            0             0            235           544            974          1,710
-----------------------------------------------------------------------------------------------------------------------------
5. Operating Loss                              8,207        16,605          5,020        10,410         11,023         78,720
-----------------------------------------------------------------------------------------------------------------------------
6. Non-operating Income                       15,992        18,661         12,067        16,977         32,011         34,848
-----------------------------------------------------------------------------------------------------------------------------
   Interest income                               719         1,934            514         2,726          5,539         10,433
-----------------------------------------------------------------------------------------------------------------------------
   Rental Income                                 141           948            890         1,730          2,659          3,254
-----------------------------------------------------------------------------------------------------------------------------
   Gains on sale of marketable
     securities                                                                                                            51
-----------------------------------------------------------------------------------------------------------------------------
   Gains on deposition of investments             66            66                                          12          8,890
-----------------------------------------------------------------------------------------------------------------------------
   Gains on deposition of property,
     plant, and equipment                                                     417           417          8,166            275
-----------------------------------------------------------------------------------------------------------------------------
   Gains on deposition of intangible
     assets                                                                                                             4,858
-----------------------------------------------------------------------------------------------------------------------------
   Gains on foreign currency
     transaction                                   9            14            628         1,289          3,973          4,336
-----------------------------------------------------------------------------------------------------------------------------
   Gains on foreign currency
     translation gain                          1,263           917          6,013         6,021          3,034             80
-----------------------------------------------------------------------------------------------------------------------------
   Gains on delay charge                         370           732            455           879          1,680          1,433
-----------------------------------------------------------------------------------------------------------------------------
   Gain on breach of contract                  1,325         2,923            556         1,171          2,859            521
-----------------------------------------------------------------------------------------------------------------------------
   Other income                                  371           400            123           275          1,202            717
-----------------------------------------------------------------------------------------------------------------------------
   Gain on valuation of forward
     exchange                                                               2,887         2,887          2,887
-----------------------------------------------------------------------------------------------------------------------------
   Equity income on investment                 1,076            74
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                    8TH 1 H                     7TH 1 H
                                            ---------------------------------------------------
                                                                       3 MONTHS
               SUBJECT                      3 MONTHS  ACCUMULATION   (UNREVIEWED)  ACCUMULATION    7TH ANNUAL     6TH ANNUAL
-----------------------------------------------------------------------------------------------------------------------------
   Reversal of allowance for doubtful          9,998         9,998
     accounts
-----------------------------------------------------------------------------------------------------------------------------
   Impairment losses of marketable
     securities                                  654           654
-----------------------------------------------------------------------------------------------------------------------------
7. Non-Operating Expenses                     40,328        59,778         37,703        70,942        339,748        209,251
-----------------------------------------------------------------------------------------------------------------------------
   Income expenses                            14,729        30,730         22,745        44,337         82,627         96,316
-----------------------------------------------------------------------------------------------------------------------------
   Losses on foreign currency
     transaction                                  99           756             21           389            383          8,801
-----------------------------------------------------------------------------------------------------------------------------
   Losses on foreign currency
     translation loss                              0            34                                         307          5,772
-----------------------------------------------------------------------------------------------------------------------------
   Donations                                                                    7            13             22            231
-----------------------------------------------------------------------------------------------------------------------------
Losses on deposition of investments               32            32            356           918          1,225         28,530
-----------------------------------------------------------------------------------------------------------------------------
   Losses on deposition of property,
     plant, and equipment                         33            33              4            14        107,601          6.453
-----------------------------------------------------------------------------------------------------------------------------
   Equity losses on investment                                              5,315         5,315         57,452         30,994
-----------------------------------------------------------------------------------------------------------------------------
   Loss on cancellation of contract                                                                                    28,330
-----------------------------------------------------------------------------------------------------------------------------
   Other losses                                4,175         5,315              2             3            400            804
-----------------------------------------------------------------------------------------------------------------------------
   Loss on Valuation of Forward
     Exchange                                                                  35            35             35              7
-----------------------------------------------------------------------------------------------------------------------------
   Impairment losses on investment
     securities                                                             5,864         7,144         14,769          1,698
-----------------------------------------------------------------------------------------------------------------------------
   Impairment losses on intangible
     assets                                                                                             13,671          1,088
-----------------------------------------------------------------------------------------------------------------------------
   Other bad debt expenses                     2,558         4,176             15            30         45,828            227
-----------------------------------------------------------------------------------------------------------------------------
   Impairment losses on tangible
     assets                                   16,162        16,162                                       5,137
-----------------------------------------------------------------------------------------------------------------------------
   Loss on deposition of trade
     receivables                                                            3,663         6,420          9,189
-----------------------------------------------------------------------------------------------------------------------------
   Loss from Termination of Trust
     Contract                                                                                            1,102
-----------------------------------------------------------------------------------------------------------------------------
   Impairment loss on marketable
     securities                                2,541         2,541
-----------------------------------------------------------------------------------------------------------------------------
8. Ordinary Loss                              32,543        57,722         20,617        43,556        318,760        253,123
-----------------------------------------------------------------------------------------------------------------------------
9. Extraordinary Income                                                                                                11,787
-----------------------------------------------------------------------------------------------------------------------------
10. Extraordinary Loss                                                                                   5,797
-----------------------------------------------------------------------------------------------------------------------------
11. Loss Before Income Tax Expenses           32,543        57,722         20,617        43,556        324,557        241,336
-----------------------------------------------------------------------------------------------------------------------------
12. Net Loss                                  32,543        57,722         20,617        43,556        324,557        241,336
-----------------------------------------------------------------------------------------------------------------------------

c. Statement of Deposition of Deficit

                       Statement of Deposition of Deficit

                             7th (1/1/02 ~ 12/31/02)

                             6th (1/1/01 ~ 12/31/01)

                             5th (1/1/00 ~ 12/31/00)


                                                                                   (Unit: In Millions of Won)
-------------------------------------------------------------------------------------------------------------
              SUBJECT                            7TH                      6TH                     5TH
-------------------------------------------------------------------------------------------------------------
1. Deficit before disposition                        834,199                  509,642                 268,305
-------------------------------------------------------------------------------------------------------------
   Undisposed deficit carried over
     from prior year                    -509,642                 -268,305                 -58,603
-------------------------------------------------------------------------------------------------------------
   Net Loss                             -324,557                 -241,336                -209,702
-------------------------------------------------------------------------------------------------------------
2. Disposition of Deficit                            387,425
-------------------------------------------------------------------------------------------------------------
3. Undisposed deficit carried
     forward to subsequent  year                     446,774                  509,642                 268,305
-------------------------------------------------------------------------------------------------------------

d. Statement of Cash Flow

                                    Cash Flow

                            8th 1H (1/1/03 ~ 6/30/03)

                         7th Annual (1/1/02 ~ 12/31/02)

                         6th Annual (1/1/01 ~ 12/31/01)


                                                                                    (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
1. Cash Flow From Operating Activities            -4,579            51,894            -5,308            69,781
--------------------------------------------------------------------------------------------------------------
   1) Net Loss                                    32,543            57,722           324,557           241,336
--------------------------------------------------------------------------------------------------------------
   2) Additions of Non-Cash Expenses              62,888            97,565           456,095           292,258
--------------------------------------------------------------------------------------------------------------
   Provision for retirement and
     severance benefits                              386               514             2,183             5,218
--------------------------------------------------------------------------------------------------------------
   Depreciation                                   26,304            52,532           151,103           142,130
--------------------------------------------------------------------------------------------------------------
   Provision for intangible assets                 1,467             2,953             8,458            11,188
--------------------------------------------------------------------------------------------------------------
   Provision for doubtful accounts                 5,218             6,840             9,589             4,778
--------------------------------------------------------------------------------------------------------------
   Loss on valuation of investment
     using the equity method                                                          57,452            30,994
--------------------------------------------------------------------------------------------------------------
   Loss on disposal of investment                     32                32             1,225            28,530
--------------------------------------------------------------------------------------------------------------
   Loss on disposal of property and
     equipment                                        33                33           107,601             6,452
--------------------------------------------------------------------------------------------------------------
   Loss on foreign currency translation                                 34               307             5,772
--------------------------------------------------------------------------------------------------------------
   Interest of discount bonds payable                                                  2,419             4,055
--------------------------------------------------------------------------------------------------------------
   Amortization of discount bonds
     payable                                         479             1,870
--------------------------------------------------------------------------------------------------------------
   Interest of discount on present value                                              12,865             6,777
--------------------------------------------------------------------------------------------------------------
   Amortization of discount on present
     value                                         5,273             5,305
--------------------------------------------------------------------------------------------------------------
   Recognition of long-term accrued
     interest                                      2,336             3,671             6,982             6,467
--------------------------------------------------------------------------------------------------------------
   Stock compensation expense                          0               146             1,487             8,342
--------------------------------------------------------------------------------------------------------------
   Provision for others                            2,558             4,176            45,828               227
--------------------------------------------------------------------------------------------------------------
   Impairment loss on tangible assets             16,162            16,162             5,137
--------------------------------------------------------------------------------------------------------------
   Impairment loss on investment
     securities                                                                       14,769             1,698
--------------------------------------------------------------------------------------------------------------
   Intangible Asset Write-Down Loss                                                   13,671             1,088
--------------------------------------------------------------------------------------------------------------
   Loss on disposal of trade
     receivables                                                                       9,189
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
   Loss from Cash Forward Transactions                                                    34                 7
--------------------------------------------------------------------------------------------------------------
   Research and development costs                                                                          205
--------------------------------------------------------------------------------------------------------------
   Loss on breach of contracts                                                                          28,330
--------------------------------------------------------------------------------------------------------------
   Contingent Losses                                                                   5,796
--------------------------------------------------------------------------------------------------------------
   Losses on disposal of marketable
     securities                                    2,541             2,541
--------------------------------------------------------------------------------------------------------------
   Loss on foreign currency transaction               99               756
--------------------------------------------------------------------------------------------------------------
   3) Deduction of Non-Cash Incomes               13,316            11,895            14,471            26,484
--------------------------------------------------------------------------------------------------------------
   Interest Income (Amortization of
     present value discount)                                                             372               543
--------------------------------------------------------------------------------------------------------------
   Gain on disposal of investment
     securities                                                                                             51
--------------------------------------------------------------------------------------------------------------
   Gain on foreign currency translation            1,263               917             3,034                80
--------------------------------------------------------------------------------------------------------------
   Gain on disposal of investment                     66                66                12             8,890
--------------------------------------------------------------------------------------------------------------
   Gain on disposal of property and
     equipment                                                                         8,166               275
--------------------------------------------------------------------------------------------------------------
   Gain on disposal of intangible asset                                                                  4,858
--------------------------------------------------------------------------------------------------------------
   Recovery of Stock Option Expenses                                                                    11,787
--------------------------------------------------------------------------------------------------------------
   Conversion Gain                                                                     2,887
--------------------------------------------------------------------------------------------------------------
   Other income                                      178                21
--------------------------------------------------------------------------------------------------------------
   Reversal of allowance for doubtful
     accounts                                      9,998             9,998
--------------------------------------------------------------------------------------------------------------
   Amortization of discount on present
     value                                            72               150
--------------------------------------------------------------------------------------------------------------
   Gains on foreign currency
     transaction                                       9                14
--------------------------------------------------------------------------------------------------------------
   Gains on valuation of equity income
     on investment                                 1,076                74
--------------------------------------------------------------------------------------------------------------
   Recovery of impairment loss on
     Marketable securities                           654               654
--------------------------------------------------------------------------------------------------------------
   4) Changes in assets and
     liabilities resulting from operations       -21,607            23,946          -122,374            45,343
--------------------------------------------------------------------------------------------------------------
   Increase in trade receivables                  -3,973            -7,040            -8,666           -32,394
--------------------------------------------------------------------------------------------------------------
   Decrease in accounts receivables               13,308            44,333             5,344
--------------------------------------------------------------------------------------------------------------
   Decrease(Increase)  in accrued
     income                                          181               151             1,902            -2,600
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in advanced
     payments                                                                          1,647            -1,230
--------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in prepaid
     income tax                                     -158               587                71               548
--------------------------------------------------------------------------------------------------------------
   Decrease in VAT Paid                                                                  377             2,181
--------------------------------------------------------------------------------------------------------------
   Increase in prepaid expenses                                                       -2,135            -1,436
--------------------------------------------------------------------------------------------------------------
   Decrease in prepaid expenses                    1,807             4,169
--------------------------------------------------------------------------------------------------------------
   Increase in Withholdings                                             34              -490               212
--------------------------------------------------------------------------------------------------------------
   Decrease in accrued expenses                                                      -16,609               -27
--------------------------------------------------------------------------------------------------------------
   Increase in accrued expenses                    8,427             8,276
--------------------------------------------------------------------------------------------------------------
   Increase(Decrease) in Unearned Gain                56               109          -103,685           101,562
--------------------------------------------------------------------------------------------------------------
   Decrease (Increase) in other
     accounts payables                            -4,807             6,689           -33,113           -15,620
--------------------------------------------------------------------------------------------------------------
   Payments of severance indemnities                -562              -620            -3,723            -4,333
--------------------------------------------------------------------------------------------------------------
   Decrease(Increase) in Retirement
     Insurance Deposits                               18                29             1,145            -1,559
--------------------------------------------------------------------------------------------------------------
   Decrease in Reclassification of
     National Pension                                  1                 2                45                39
--------------------------------------------------------------------------------------------------------------
   Increase in VAT Withheld                                                           35,516
--------------------------------------------------------------------------------------------------------------
   Decrease in VAT Withheld                      -36,104           -33,111
--------------------------------------------------------------------------------------------------------------
   Decrease in long-term accounts
     receivable                                      311               623
--------------------------------------------------------------------------------------------------------------
2. Cash Flows From Investing
     Activities                                   -7,038           -11,317           308,413          -208,294
--------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Investment
     Activities                                    3,775             5,377           606,303           538,815
--------------------------------------------------------------------------------------------------------------
   Decrease in short-term financial
     instruments                                   1,737             1,737           179,817           416,649
--------------------------------------------------------------------------------------------------------------
   Decrease in long-term financial
     instruments                                       3                 5             2,000            15,300
--------------------------------------------------------------------------------------------------------------
   Redemption of short-term loans                                                     23,342               165
--------------------------------------------------------------------------------------------------------------
   Decrease of short-term loans                      408               408
--------------------------------------------------------------------------------------------------------------
   Redemption of long-term loans                                                      43,977             2,254
--------------------------------------------------------------------------------------------------------------
   Decrease of long-term loans                        74             1,675
--------------------------------------------------------------------------------------------------------------
   Disposal of securities                                                                                2,279
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
   Disposal of investment securities                                                   5,979            75,792
--------------------------------------------------------------------------------------------------------------
   Refund of key-money deposits                      627               627             1,200             8,504
--------------------------------------------------------------------------------------------------------------
   Disposal of Membership Rights                     254               254                                 218
--------------------------------------------------------------------------------------------------------------
   Disposal of land                                                                   12,729             4,419
--------------------------------------------------------------------------------------------------------------
   Disposal of buildings                                                              24,899             4,407
--------------------------------------------------------------------------------------------------------------
   Disposal of  transmission and
     communications equipment                                                         49,898             3,102
--------------------------------------------------------------------------------------------------------------
   Disposal of  communication circuit
     equipment                                                                       244,677
--------------------------------------------------------------------------------------------------------------
   Disposal of vehicles                                                                  155
--------------------------------------------------------------------------------------------------------------
   Disposal of furniture                                                                 541                57
--------------------------------------------------------------------------------------------------------------
   Disposal of construction in progress                                               16,561
--------------------------------------------------------------------------------------------------------------
   Disposal of other intangible asset                                                                    5,669
--------------------------------------------------------------------------------------------------------------
   Disposal of leased asset                                                              528
--------------------------------------------------------------------------------------------------------------
   Disposal of marketable securities                 672               672
--------------------------------------------------------------------------------------------------------------
2) Cash Outflow from Investment
     Activities                                  -10,813           -16,694          -297,890          -747,109
--------------------------------------------------------------------------------------------------------------
   Increase in short-term financial
     instruments                                   6,080             6,641           165,667           432,312
--------------------------------------------------------------------------------------------------------------
   Increase in long-term financial
     instruments                                                                                         2,006
--------------------------------------------------------------------------------------------------------------
   Increase in Short-Term Loans                                      2,800            31,528                60
--------------------------------------------------------------------------------------------------------------
   Increase in long-term loans                        22                22            42,982               802
--------------------------------------------------------------------------------------------------------------
   Acquisition of securities                                                                             2,059
--------------------------------------------------------------------------------------------------------------
   Acquisition of investment
     securities                                                                        4,413            16,200
--------------------------------------------------------------------------------------------------------------
   Acquisition of marketable
     securities                                                        441
--------------------------------------------------------------------------------------------------------------
   Increase in Insurance expenses                    176               632             1,606            10,928
--------------------------------------------------------------------------------------------------------------
   Increase in Membership Rights                      66                66                                  94
--------------------------------------------------------------------------------------------------------------
   Increase in long-term advanced
     payments                                                                                            5,868
--------------------------------------------------------------------------------------------------------------
   Acquisition of Buildings                                                              302               257
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
   Acquisition of transmission and
     communications equipment                      2,937             4,499             3,310            45,115
--------------------------------------------------------------------------------------------------------------
   Acquisition of vehicles                                                                47                55
--------------------------------------------------------------------------------------------------------------
   Acquisition of telecommunication
     facilities                                       36                36                                 138
--------------------------------------------------------------------------------------------------------------
   Acquisition of furniture                                                               14               329
--------------------------------------------------------------------------------------------------------------
   Acquisition of construction in
     progress                                                                         31,615           110,277
--------------------------------------------------------------------------------------------------------------
   Increase in construction in progress            1,495             1,556
--------------------------------------------------------------------------------------------------------------
   Acquisition of other tangible assets                                               13,071           101,969
--------------------------------------------------------------------------------------------------------------
   Acquisition of other intangible
     assets                                                                            2,562            16,877
--------------------------------------------------------------------------------------------------------------
   Acquisition of Goodwill                                                               773             1,764
--------------------------------------------------------------------------------------------------------------
   R&D Expenses
--------------------------------------------------------------------------------------------------------------
3. Cash Flows From Financing Activities          -14,089           -43,993          -386,674           222,684
--------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Financing
     Activities                                       27             6,863           102,172           598,005
--------------------------------------------------------------------------------------------------------------
   Increase in key-money deposits                                                        785             3,488
--------------------------------------------------------------------------------------------------------------
   Increase in long-term key-money
     deposit                                          27                27
--------------------------------------------------------------------------------------------------------------
   Increase in short-term loans                                                       52,054           118,247
--------------------------------------------------------------------------------------------------------------
   Increase in long-term loans                                         538                             173,490
--------------------------------------------------------------------------------------------------------------
   Proceeds from issuance of debentures                              6,281            48,500
--------------------------------------------------------------------------------------------------------------
   Proceeds from issuance of BW                                                                        225,345
--------------------------------------------------------------------------------------------------------------
   Proceeds from issuance of CB                                                          833
--------------------------------------------------------------------------------------------------------------
   Issuance of common stock                                                                             77,435
--------------------------------------------------------------------------------------------------------------
   Disposal of treasury stock                                           17
--------------------------------------------------------------------------------------------------------------
   2) Cash Outflow from Financial
     Activities                                  -14,116           -50,857          -488,847          -375,321
--------------------------------------------------------------------------------------------------------------
   Decrease in key-money deposit                                                       8,254             4,294
--------------------------------------------------------------------------------------------------------------
   Decrease in long-term key-money
     deposit                                         141               190
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                           8TH 1H
                                                --------------------------
                TITLE                           3 MONTHS        CUMULATIVE            7TH                6TH
--------------------------------------------------------------------------------------------------------------
   Repayment of short-term borrowing                                 9,000            69,559           309,786
--------------------------------------------------------------------------------------------------------------
   Repayment of long-term ABL                     13,976            39,594           199,653            30,961
--------------------------------------------------------------------------------------------------------------
   Repayment of ABL                                                                  198,348
--------------------------------------------------------------------------------------------------------------
   Repayment of long-term debt                                                                          24,317
--------------------------------------------------------------------------------------------------------------
   Payment of accrued financial lease
     accounts payable                                                2,063            10,297             5,963
--------------------------------------------------------------------------------------------------------------
   Payment of Stock Issue Costs                                                        1,595
--------------------------------------------------------------------------------------------------------------
   Acquisition of Treasury Shares                                                      1,141
--------------------------------------------------------------------------------------------------------------
   Payment of non-trade payables                                        10
--------------------------------------------------------------------------------------------------------------
4. Net Increase  in Cash                                                             -83,569            84,171
--------------------------------------------------------------------------------------------------------------
   Net Decrease in Cash                          -25,706            -3,416
--------------------------------------------------------------------------------------------------------------
5. Cash and Cash Equivalents,
     Beginning of Period                          60,476            38,186           121,755            37,584
--------------------------------------------------------------------------------------------------------------
6. Cash and Cash Equivalents, End of
     Period                                       34,770            34,770            38,186           121,755
--------------------------------------------------------------------------------------------------------------


      e. Notes on This Year's Financial Statement

Refer to the Auditor's review report

      f. This Year's Financial Statement Before/After Modification

N/A

5. CONSOLIDATED FINANCIAL STATEMENTS

      a. Summary of Consolidated Financial Statements

N/A

      b. Notes to Consolidate Financial Statements

N/A

      c. Consolidated Financial Statements

N/A

6. FINANCIAL STATUS BY CATEGORY

a. Financial Information by Business Area

(1) Financial Status by Business Area


                                                                              (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------
               CLASSIFICATION                         7TH                   6TH                   5TH
--------------------------------------------------------------------------------------------------------
High Speed Internet Service
--------------------------------------------------------------------------------------------------------
1. Sales Amount                                     425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------
   External Sales                                   425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------
   Internal Sales Between Categories                                                                 --
--------------------------------------------------------------------------------------------------------
                   Total                            425,570               365,753               153,768
--------------------------------------------------------------------------------------------------------
2. Operating Profit                                  -1,375               -39,997              -112,663
--------------------------------------------------------------------------------------------------------
3. Assets                                           524,235               697,607               628,418
--------------------------------------------------------------------------------------------------------
   (Depreciation Costs)                             (97,183)              (94,574)              (53,577)
--------------------------------------------------------------------------------------------------------

      (2) Common Sales/Management Costs and Assets: N/A

      (3) Modification of Operating Profit/Loss: N/A

      (4) Other business status: N/A

      b. Financial Information by Region : N/A

      7. FINANCIAL STATEMENT BEFORE/AFTER MERGER

N/A

                             IV. AUDITOR'S OPINIONS

1. AUDITOR'S (CPA'S) OPINIONS

a. Auditor

----------------------------------------------------------------------------------------------------
    8TH 1 H                     7TH 1H                    7TH ANNUAL                 6TH ANNUAL
----------------------------------------------------------------------------------------------------
Ahn Kwon & Co.           Samil Accounting Co.        Samil Accounting Co.       Samil Accounting Co.
----------------------------------------------------------------------------------------------------

b. Summary of Procedures in This Year's Quarterly Audit (or Examination)

1) Procedures

I have reviewed the accompanying non-consolidated balance sheet of Korea Thrunet Co., Ltd. (hereafter referred to as the "Company") as of June 30, 2003, and the related statements of profit and loss, and cash flows for the three-month period and six-month period then ended. These financial statements are the responsibility of the Company's management as to the correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my review.

The statements of profit and loss for the six-month period ended June 30, 2002, presented herein for comparative purposes, have been reviewed by Samil Accounting Corporation. In the review report dated August 4, 2002, Samil Accounting Corporation stated that nothing came to the reviewer's attention that caused them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with accounting standards for preparing financial statements in use in the Republic of Korea. The statements of profit and loss for the three-month period ended June 30, 2003, also presented herein for comparative purposes, have not been reviewed.

2) Auditing Period : 2003.7.21 ~ 2003.8.8

c. Auditor's Opinions

----------------------------------------------------------------------------------------------------------------
BUSINESS YEAR                            SUMMARY OF AUDITOR'S OPINIONS AND COMMENTS
----------------------------------------------------------------------------------------------------------------
    8th 1H                                      Not express an audit opinion
----------------------------------------------------------------------------------------------------------------
    7th 1H                                      Not express an audit opinion
----------------------------------------------------------------------------------------------------------------
  7th Annual                                           Opinion refused
----------------------------------------------------------------------------------------------------------------
  6th Annual           Properly indicated in terms of importance and according to corporate accounting standards
----------------------------------------------------------------------------------------------------------------

d. Summary of Special Notes

--------------------------------------------------------------------------------
  PERIOD                                     REMARKS
--------------------------------------------------------------------------------
 8th    1 H       The foregoing semi-annual financial statements have been
                  prepared on the going concern basis, which contemplates
                  continuity of normal business activities, realization of
                  assets and extinguishments of liabilities in the ordinary
                  course of business.

                  However, as stated in Note 1, 2 and 29 to the semi-annual
                  financial statements, the Company recognized a loss before extraordinary gains/losses and income taxes of KRW 57.722
                  billion during the accounting period ended June 30, 2003. As of the same date,
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  PERIOD                                     REMARKS
--------------------------------------------------------------------------------
                  the Company's current liabilities exceeded its current assets by KRW 424.605 billion and its total liabilities exceeded its total assets by KRW 130.914 billion.

                  Further, on March 3, 2003, the Company filed for corporate reorganization proceedings on account of inability to fulfill its debt obligations, and was granted an automatic stay order on March 4, 2003. On March 27, 2003, the court approved its petition for reorganization proceedings. The proceedings are underway and the reorganization plan is in preparation as of the balance sheet date. In the meantime, the Company has undertaken actions toward a third-party takeover.

                  Also, as stated in Note 2, 25, 29 and 30, the Company recognized a contingent liability of KRW 8.604 billion on claims brought against it as of the balance sheet date. There are 11 legal proceedings (on approx. KRW 10.355 billion) pending against the Company including collection suits and proof of claim proceedings.

                  These conditions give rise to substantial doubts about the
                  Company's ability to continue as a going concern, and
                  significant uncertainties include whether and how it can
                  restructure claims and liens brought against it; whether it can successfully conclude a third-party takeover as it intends to; whether its reorganization plan will obtain court
                  approval; and what final settlement the contingent claims
                  against it would reach. The ultimate effect of these
                  significant uncertainties on the financial position of the
                  Company as of the balance sheet date cannot presently be
                  determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such
                  uncertainties.
--------------------------------------------------------------------------------
 7th 1 H          (1) Uncertainty as to Continuing Corporate Existence

                  As disclosed in Note 28 of the financial statement, the company's net loss amounts to Won 43,556 million and as of June 30, 2003, its current liabilities exceed its currents by Won 503,666 million. Due to the accumulated losses, the total debt exceeds the company's equity capital by Won 1,254,654 million, recording a debt ratio of 1,136%. These facts cast serious doubts as to the viability of the company.

                  (2) Disposal of the Leased Line Business

                  As discussed in Note 21 of the financial statement, for the purpose of resolving its liquidity shortage, the company entered into an asset transfer agreement with SK Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights. The foregoing asset agreement needs some prerequisite to be finalized and the price of transferred asset also will be adjusted after final examination.

                  (3) Significant Events Subsequent to the Balance Sheet Date

                  As reported in Note 27 of the financial statement, the company entered into an HFC facility transfer agreement with Powercomm at the price of Won 45,000 Million. However the foregoing
                  agreement needs some prerequisite to be finalized.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    PERIOD                                 REMARKS
--------------------------------------------------------------------------------
  7th Annual        (1) Exercise of Bond with Warrant and Debt-Equity Swap

                    As disclosed in Note 17 of the financial statements, following a resolution of the board of directors on January
                    22, 2001, the Company has issued foreign currency bond with warrant worth USD 70,000,000, and Korean Won denominated bond with warrant worth Won 136,160 million, with payment date on January 26, 2001. Among them, preemptive rights for 33,152,000 stocks owned by SB Thrunet Pte., L.P, 11,840,000 stocks by Naray & Company Co., Ltd. and 7,104,000 stocks by
                    TriGem Computer Inc. were exercised at Won 2,500 per share on February 28, 2002, in the form of exchange of debt for equity proceeds.

                    (2) Capital Decrease without Consideration

                    As reported in Note 17 of the financial statements, in accordance with the resolution of a special meeting of shareholders on November 25, 2002, the Company proceeded with a capital reduction without consideration, engaging in a reverse stock split that substituted 1 share for 3 outstanding shares. As a result, the Company's aggregate outstanding shares decreased from 232,905,781 to 77,635,260, and its capital, from Won 582.264 billion to Won 194. 088 billion.

                    (3) Disposal of the Leased Line Business

                    As discussed in Note 22 of the financial statements, for the purpose of resolving its liquidity shortage, the Company entered into an asset transfer agreement with SK Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights

                    (4) Disposal of HFC Networks related to the High-Speed
                    Internet Business and Buildings

                    As discussed in Note 24 of the financial statements, on July
                    31, 2002, the Company decided to dispose of its broadband internet-related HTC networks, as a measure for resolving its temporary liquidity shortage and debt repayments. An asset transfer agreement was signed with Powercomm Co., Ltd on this date

                    (5) Significant Events Subsequent to the Balance Sheet Date

                    Ever since its first creation, the Company engaged
                    continually in massive equipment investments. The resulting increase in borrowing and exorbitant financial expenses,
                    combined with rising operation costs including sales
                    commissions on new subscription accounts, profoundly
                    affected the Company's ability to procure funds. On March
                    3rd, 2003, the Company filed for corporate reorganization
                    proceedings in Seoul District Court.
--------------------------------------------------------------------------------
  6th Annual        (1) Uncertainty as to Continuing Corporate Existence

                    The foregoing financial statements were prepared under the assumption that the Company will continue to exist as a business entity, and this uncertainty does not affect the audit opinion. The accounting rested on the supposition that the Company would recover its assets and repay its liabilities at book value through normal business activities. As disclosed in Note 31 of the financial statements, the Company's operating loss and net loss for this period amount to Won 78.720 billion and Won 241.336 billion, respectively. As of December 31, 2001, its current liabilities exceed its

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    PERIOD                                 REMARKS
--------------------------------------------------------------------------------
                    current assets by Won 414.935 billion. Due to the
                    accumulated losses, the total debt exceeds the Company's
                    equity capital by Won 1.627863 trillion, recording a debt
                    ratio of 4,951%. These facts cast serious doubts as to the viability of the Company.

                    (2) Capital Increase with Consideration

                    As set forth in Note 10 of the financial statements, the Company, in accordance with the resolutions of the board of directors on January 22 and December 11, 2001, issued, on two separate occasions, 26,048,000 shares and 4,634,909 shares of common stocks at Won 2,500 and Won 2,750 per share, respectively, with the payment date on January 26, and on December 14, respectively, for each issue. An amount of Won 727 million, equal to Won 1.159 billion minus the new issuance expense of Won 431 million, was treated as a paid-in capital in excess of par value.

                    (3) Internet Portal Business Spin-off

                    As stated in Note 25 of the financial statements, the Company spun off its internet portal service division as of June 12, 2001, to form Korea.com Telecommunications by investing in kind. As a result, the Company's assets were decreased by Won 34.987 billion, and an amount of Won 13 million was treated as a gain on disposal of assets.

                    (4) Significant Events Subsequent to the Balance Sheet Date

                    As reported in Note 33 of the financial statements, on
                    January 28, 2002, the Company effected a business
                    restructuring including merging and closing down overlapping or similar business divisions. Further, it is in the process of replacing its key management teams. This has helped the
                    Company focus its resources on the high-speed internet and leased line businesses, and provided a foundation for
                    maximizing profitability through a more conservative and
                    down-to-earth management; generating synergy effect by
                    streamlining its structure and stepping up specialization
                    level in marketing and strategic business areas.
--------------------------------------------------------------------------------

2. EXPENSES PAID TO EXTERNAL AUDITORS IN THE PAST THREE YEARS

a. Audit Service Agreements

                                                                                        (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------
                                                                                                    TOTAL TIME
    BUSINESS YEAR         AUDITOR                         CONTENTS                      FEE          REQUIRED
------------------------------------------------------------------------------------------------------------------
         8th           Ahn Kwon & Co.      Quarterly, semi-annual and annual audits      80               -
------------------------------------------------------------------------------------------------------------------
         7th       Samil Accounting Co.    Quarterly, semi-annual and annual audits     455
------------------------------------------------------------------------------------------------------------------
         6th       Samil Accounting Co.    Quarterly, semi-annual and annual audits      72
------------------------------------------------------------------------------------------------------------------

b. Audit Agreement with External Auditor

                                                                                        (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------
    BUSINESS YEAR  AGREEMENT DATE           CONTENTS OF SERVICE            SERVICE PERIOD    EXPENSES     REMARK
------------------------------------------------------------------------------------------------------------------
         8th                        Reorganization procedure consulting                         29
------------------------------------------------------------------------------------------------------------------
         7th                                  Outside services                                  98
------------------------------------------------------------------------------------------------------------------

            V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1. SUMMARY OF CONTROL STRUCTURE

a. Board of Directors Policy

(1) Board of Directors List

(a) Board of Directors Authority

Inapplicable due to the commencing of reorganization proceedings

(b) Announcement and shareholders' recommendations on new directors before general meeting of shareholders

Inapplicable due to the commencing of reorganization proceedings

(c) Establishment and list of Outside Director Election Committee

Inapplicable due to the commencing of reorganization proceedings

(d) Status of Outside Directors

Inapplicable due to the commencing of reorganization proceedings

(e) Directors' Liability Insurance for Damages

------------------------------------------------------------------------------------------------------------------
                NAME                          INSURANCE       INSURANCE AMOUNT    PAYABLE BY COMPANY     REMARK
------------------------------------------------------------------------------------------------------------------
Directors and executive decision makers    950 Million Won     10 Billion Won       Full Coverage
------------------------------------------------------------------------------------------------------------------

(2) Board of Directors Management

(a) Main Contents of Board of Directors Policy

Inapplicable due to the commencing of reorganization

(b) Main Activities of Board of Directors

Inapplicable due to the commencing of reorganization proceedings

(c) Main Activities of Outside Directors in Board of Directors

Inapplicable due to the commencing of reorganization proceedings

(d) Board of Directors List and Activities

Inapplicable due to the commencing of reorganization proceedings


b. Audit Policy

(1) Items Related to Audit Agency

(a) Establishment and Structure of Audit Committee (Auditor)

To be selected later due to the commencing of reorganization proceedings

(b) Internal systems for audit committee (auditor) to gain access to management information

o See 'Corporate Accounting and Audit Authority under Articles of Incorporation'

(c) Details of Audit Committee Audit Committee Members

To be selected later due to commencing of reorganization proceedings. All previous auditors have resigned.

(2) Main Activities of Audit Committee (Auditors)

To be selected later due to the commencing of reorganization proceedings. All previous audit committee members have resigned.

c. Shareholders' Voting Rights

(1) Cumulative Voting: Not Adopted

(2) Written/Electronic Voting: Not Adopted

(3) Exercise Rights of Minority Shareholders: None

--------------------------------------------------------------------------------------------------------
  PRIVILEGED      MINORITY SHAREHOLDER       REASON FOR PRIVILEGE        PROCEDURE         REMARK
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------

d. Directors' Compensation

(1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

----------------------------------------------------------------------------------------------------------
                                         TOTAL APPROVED BY     AVERAGE PER PERSON (DURING 3       REMARK
  CLASSIFICATION        TOTAL PAID          SHAREHOLDERS                 MONTH)
----------------------------------------------------------------------------------------------------------
     Director        96.2 Million Won             -                19.24 Million Won
----------------------------------------------------------------------------------------------------------

* Above figures are the amount of salary paid to five directors including receiver, Park Suk Won, during 2Q.

(2) Stock Options for Directors

Refer to 'e. Stock Option'.

2. STATUS OF AFFILIATED COMPANIES

a. Investment in Affiliated and Subsidiary Companies

------------------------------------------------------------------------------------------------------------
                                                                              Relationship with Thrunet
                             Capital                                     -----------------------------------
Company                   (Million Won)         Main Business            Number of Shares       Share Ratio
------------------------------------------------------------------------------------------------------------
Korea.com Communications       38,063          Portal Service             35,000,000              91.95%
------------------------------------------------------------------------------------------------------------
Persontel, Inc.            $3,000,000            UMS Service              10,000,000                 50%
------------------------------------------------------------------------------------------------------------
Nowcom                         11,130          PC Communication            3,808,600              34.22%
------------------------------------------------------------------------------------------------------------
Renthouse                       1,400        Real Estate Info. Site           28,000               20.0%
------------------------------------------------------------------------------------------------------------
TG Edunet                       8,700         Internet Education             480,000              27.59%
                                                   Service
------------------------------------------------------------------------------------------------------------
Joyview                           190            CP Supplier                  40,000              21.05%
------------------------------------------------------------------------------------------------------------
Korea Cable TV Ginam
 Broadcasting                  17,186         Cable TV Provider              837,209              24.36%
------------------------------------------------------------------------------------------------------------

b. Closing Statement of Affiliated and Subsidiary Companies

Company Name: Persontel, Inc.
Code: -

                                                           (Unit: In Millions of Won)
-------------------------------------------------------------------------------------
     CLASSIFICATION                      2002               2001              2000
-------------------------------------------------------------------------------------
[Current Assets]                         56,990             57,970           916,412
-------------------------------------------------------------------------------------
- Current Assets                         56,990             57,970           820,418
-------------------------------------------------------------------------------------
- Inventory Assets                                                            95,993
-------------------------------------------------------------------------------------
[Fixed Assets]                        1,200,342          1,241,042         1,493,801
-------------------------------------------------------------------------------------
- Investment Assets
-------------------------------------------------------------------------------------
- Tangible Assets                     1,198,154          1,238,154         1,341,158
-------------------------------------------------------------------------------------
- Intangible Assets
-------------------------------------------------------------------------------------
- Other Assets                            2,188              2,888           152,643
-------------------------------------------------------------------------------------
     Total Assets                     1,257,332          1,299,012         2,410,213
-------------------------------------------------------------------------------------
[Current Liabilities]                   852,200             96,276           160,354
-------------------------------------------------------------------------------------
[Long-term Liabilities]
-------------------------------------------------------------------------------------
     Total Liabilities                  852,200             96,276           160,354
-------------------------------------------------------------------------------------
[Stockholders' Equity]                3,000,000          3,000,000         3,000,000
-------------------------------------------------------------------------------------
[Capital Surplus]
-------------------------------------------------------------------------------------
[Retained Earning]                  -10,799,268         -1,797,264          -750,140
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
    CLASSIFICATION                   2002               2001              2000
-------------------------------------------------------------------------------------
[Capital Adjustment]
-------------------------------------------------------------------------------------
     Total Stockholders' Equity     432,132          1,202,736         2,249,859
-------------------------------------------------------------------------------------
Sales                               115,370            119,130            21,078
-------------------------------------------------------------------------------------
Operating Income                   -928,924           -939,104          -118,206
-------------------------------------------------------------------------------------
Ordinary Income                    -914,609           -922,188          -781,416
-------------------------------------------------------------------------------------
Net Income                         -914,609           -922,188          -750,140
-------------------------------------------------------------------------------------

Company Name: Nowcom
Code: -

                                                                    (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------
   CLASSIFICATION                    2002             2001           2000            1999
----------------------------------------------------------------------------------------------
[Current Assets]                     9,535           9,147           6,468           8,265
----------------------------------------------------------------------------------------------
- Current Assets                     7,417           9,147           6,468           8,265
----------------------------------------------------------------------------------------------
- Inventory Assets                   2,118
----------------------------------------------------------------------------------------------
[Fixed Assets]                      12,063          14,136          16,648          13,044
----------------------------------------------------------------------------------------------
- Investment Assets                  2,682           3,177           3,206           4,482
----------------------------------------------------------------------------------------------
- Tangible Assets                    7,589          10,113          13,208           8,430
----------------------------------------------------------------------------------------------
- Intangible Assets                  1,792             846             234             132
----------------------------------------------------------------------------------------------
- Deferred Assets
----------------------------------------------------------------------------------------------
     Total Assets                   21,598          23,282          23,116          21,309
----------------------------------------------------------------------------------------------
[Current Liabilities]                8,003           5,116          12,269           7,705
----------------------------------------------------------------------------------------------
[Long-term Liabilities]             11,293          11,527           3,873           4,465
----------------------------------------------------------------------------------------------
     Total Liabilities              19,296          16,643          16,142          12,170
----------------------------------------------------------------------------------------------
[Stockholders' Equity]              11,130          11,130          10,300          10,000
----------------------------------------------------------------------------------------------
[Capital Surplus]                    4,453           4,453           1,166
----------------------------------------------------------------------------------------------
- Capital Reserve                                                    1,166
----------------------------------------------------------------------------------------------
[Retained Earning]                 -13,280          -8,943          -4,689          -2,561
----------------------------------------------------------------------------------------------
[Capital Adjustment]                                                   197           1,700
----------------------------------------------------------------------------------------------
     Total Stockholders' Equity      2,303           6,640           6,974           9,139
----------------------------------------------------------------------------------------------
Sales                               15,328          21,409          27,943          25,994
----------------------------------------------------------------------------------------------
Operating Income                    -2,578          -3,322          -4,947             464
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
   CLASSIFICATION                    2002             2001           2000            1999
----------------------------------------------------------------------------------------------
Ordinary Income                     -3,994          -4,433          -2,143             532
----------------------------------------------------------------------------------------------
Net Income                          -4,414          -4,254          -2,491             209
----------------------------------------------------------------------------------------------

Company Name: TG Edunet
Code: -

                           (Unit: In Millions of Won)
-----------------------------------------------------
    CLASSIFICATION                       2ND QUARTER
-----------------------------------------------------
[Current Assets]                              4874
-----------------------------------------------------
- Current Assets                              4874
-----------------------------------------------------
- Inventory Assets                               -
-----------------------------------------------------
[Fixed Assets]                                2719
-----------------------------------------------------
- Investment Assets                            161
-----------------------------------------------------
- Tangible Assets                              982
-----------------------------------------------------
- Intangible Assets                           1576
-----------------------------------------------------
- Other Assets                                   -
-----------------------------------------------------
     Total Assets                            7,593
-----------------------------------------------------
[Current Liabilities]                          688
-----------------------------------------------------
[Long-term Liabilities]                         42
-----------------------------------------------------
     Total Liabilities                         730
-----------------------------------------------------
[Stockholders' Equity]                        8700
-----------------------------------------------------
[Retained Earning]                          -1,715
-----------------------------------------------------
[Capital Adjustment]                           123
-----------------------------------------------------
     Total Stockholders' Equity              6,863
-----------------------------------------------------
Sales                                            -
-----------------------------------------------------
Operating Income                            -1,933
-----------------------------------------------------
Ordinary Income                             -1,705
-----------------------------------------------------
Net Income                                  -1,705
-----------------------------------------------------

Company Name: Korea.com Communications
Code: -

                                    (Unit: In Millions of Won)
--------------------------------------------------------------
   CLASSIFICATION                      2002            2001
--------------------------------------------------------------
[Current Assets]                       4,481          13,731
--------------------------------------------------------------
- Current Assets                                      13,731
--------------------------------------------------------------
- Inventory Assets
--------------------------------------------------------------

--------------------------------------------------------------
   CLASSIFICATION                      2002            2001
--------------------------------------------------------------
[Fixed Assets]                        24,196          31,366
--------------------------------------------------------------
- Investment Assets                      393           2,641
--------------------------------------------------------------
- Tangible Assets                      9,952          11,438
--------------------------------------------------------------
- Intangible Assets                   13,851          17,286
--------------------------------------------------------------
- Deferred Assets
--------------------------------------------------------------
     Total Assets                     28,677          45,097
--------------------------------------------------------------
[Current Liabilities]                 12,699          19,458
--------------------------------------------------------------
[Long-term Liabilities]                5,319
--------------------------------------------------------------
     Total Liabilities                18,018          19,458
--------------------------------------------------------------
[Stockholders' Equity]                38,063          38,062
--------------------------------------------------------------
[Capital Surplus]
--------------------------------------------------------------
- Capital Reserve
--------------------------------------------------------------
- Reevaluation Reserve
--------------------------------------------------------------
[Retained Earning]                   -27,295         -12,315
--------------------------------------------------------------
[Capital Adjustment]                    -109            -109
--------------------------------------------------------------
     Total Stockholders' Equity       10,659          25,639
--------------------------------------------------------------
Sales                                 32,386           5,447
--------------------------------------------------------------
Operating Profit                     -14,199          -1,216
--------------------------------------------------------------
Ordinary Profit                      -16,218          -1,145
--------------------------------------------------------------
Net Profit                           -14,980          -1,145
--------------------------------------------------------------

Company Name: Joyview
Code: -

                               (Unit: In Millions of Won)
---------------------------------------------------------
   CLASSIFICATION                     2001         2000
---------------------------------------------------------
[Current Assets]                       22           30
---------------------------------------------------------
- Current Assets                       10           22
---------------------------------------------------------
- Inventory Assets                     12            8
---------------------------------------------------------
[Fixed Assets]                        227          243
---------------------------------------------------------
- Investment Assets                    24           17
---------------------------------------------------------
- Tangible Assets                      73           64
---------------------------------------------------------
- Intangible Assets                   130          162
---------------------------------------------------------
- Other Assets                                       -
---------------------------------------------------------
     Total Assets                     249          274
---------------------------------------------------------
[Current Liabilities]                 169          103
---------------------------------------------------------
[Long-term Liabilities]                55           60
---------------------------------------------------------
     Total Liabilities                224          163
---------------------------------------------------------
[Stockholders' Equity]                190          190
---------------------------------------------------------
[Capital Surplus]                      61           61
---------------------------------------------------------
- Capital Reserve                      61           61
---------------------------------------------------------
- Reevaluation Reserve                               -
---------------------------------------------------------
[Retained Earning]                   -227         -141
---------------------------------------------------------
[Capital Adjustment]
---------------------------------------------------------
     Total Stockholders' Equity        24          110
---------------------------------------------------------
Sales                                 552          489
---------------------------------------------------------
Operating Income                      -81         -111
---------------------------------------------------------
Ordinary Income                       -86         -141
---------------------------------------------------------
Net Income                            -86         -141
---------------------------------------------------------

Company Name: Renthouse
Code: -

                                   (Unit: In Millions of Won)
-------------------------------------------------------------
   CLASSIFICATION                       2001           2000
-------------------------------------------------------------
[Current Assets]                         410            283
-------------------------------------------------------------
- Current Assets                         410            283
-------------------------------------------------------------
- Inventory Assets
-------------------------------------------------------------

-------------------------------------------------------------
   CLASSIFICATION                       2001           2000
-------------------------------------------------------------
[Fixed Assets]                           621            615
-------------------------------------------------------------
- Investment Assets                       43             43
-------------------------------------------------------------
- Tangible Assets                        577            570
-------------------------------------------------------------
- Intangible Assets                        1              1
-------------------------------------------------------------
- Other Assets
-------------------------------------------------------------
     Total Assets                      1,021            898
-------------------------------------------------------------
[Current Liabilities]                    651            626
-------------------------------------------------------------
[Long-term Liabilities]                    -              -
-------------------------------------------------------------
     Total Liabilities                   651            626
-------------------------------------------------------------
[Stockholders' Equity]                 1,400          1,400
-------------------------------------------------------------
[Capital Surplus]                        246            247
-------------------------------------------------------------
- Capital Reserve                                       247
-------------------------------------------------------------
- Reevaluation Reserve
-------------------------------------------------------------
[Retained Earning]                    -1,266         -1,375
-------------------------------------------------------------
[Capital Adjustment]                       -              -
-------------------------------------------------------------
     Total Stockholders' Equity          381            272
-------------------------------------------------------------
Sales                                    499             58
-------------------------------------------------------------
Operating Income                         107           -342
-------------------------------------------------------------
Ordinary Income                          107           -342
-------------------------------------------------------------
Net Income                               107           -342
-------------------------------------------------------------

Company Name: Korea Cable TV Ginam Broadcasting
Code: -

              (Unit: In Millions of Won)
----------------------------------------
   CLASSIFICATION                2002
----------------------------------------
[Current Assets]                 3,742
----------------------------------------
- Current Assets                 3,623
----------------------------------------
- Inventory Assets                 119
----------------------------------------
[Fixed Assets]                  75,714
----------------------------------------
- Investment Assets             55,423
----------------------------------------
- Tangible Assets               20,257
----------------------------------------
- Intangible Assets                 34
----------------------------------------
- Other Assets
----------------------------------------

----------------------------------------
   CLASSIFICATION                2002
----------------------------------------
     Total Assets               79,456
----------------------------------------
[Current Liabilities]           23,998
----------------------------------------
[Long-term Liabilities]         21,550
----------------------------------------
     Total Liabilities          45,548
----------------------------------------
[Stockholders' Equity]          17,186
----------------------------------------
[Capital Surplus]               15,088
----------------------------------------
[Retained Earning]               1,650
----------------------------------------
[Capital Adjustment]               -16
----------------------------------------
     Total Stockholders' Equity 33,908
----------------------------------------
Sales                           14,370
----------------------------------------
Operating Income                 7,198
----------------------------------------
Ordinary Income                    830
----------------------------------------
Net Income                         840
----------------------------------------

3. FINANCIAL STATUS OF OTHER COMPANIES

[Classification: Domestic, Overseas]                                                 (Unit: Million Won, One Thousand Shares)
-----------------------------------------------------------------------------------------------------------------------------
                                                STARTING BALANCE       INCREASE OR DECREASE          ENDING BALANCE
                                         ------------------------------------------------------------------------------------

            ACCOUNT        CORPORATE               SHARE  ACQUISITION            ACQUISITION             SHARE   ACQUISITION
 CLASS       TITLE         NAME/ITEM     QUANTITY  RATIO      COST     QUANTITY      COST     QUANTITY   RATIO       COST
-----------------------------------------------------------------------------------------------------------------------------
Domestic  Investment     Media Valley         90     2.72        450                               90     2.72         450
          Securities  -------------------------------------------------------------------------------------------------------
                         Hankyung.com        100     5.00        515                              100     5.00         515
                      -------------------------------------------------------------------------------------------------------
                            Nowcom         3,809    34.22     38,692                            3,809    34.22      38,692
                      -------------------------------------------------------------------------------------------------------
                            Inbain            67     2.92        450                               67     2.92         450
                      -------------------------------------------------------------------------------------------------------
                           Renthouse          28    20.00        420                               28    20.00         420
                      -------------------------------------------------------------------------------------------------------
                            Getmore          400    13.33      2,000                              400      9.3       2,000
                          Securities
                      -------------------------------------------------------------------------------------------------------
                           HeyAnita          313    20.00      1,568                              313    15.58       1,568
                          Korea, Inc
                      -------------------------------------------------------------------------------------------------------
                        iBiztoday.com        100    10.00        669                              100    10.00         669
                      -------------------------------------------------------------------------------------------------------
                           Pillon             30    11.96      1,206                               30    11.96       1,206
                      -------------------------------------------------------------------------------------------------------
                          TG Edunet          480    27.59      2,400                              480    27.59       2,400
                      -------------------------------------------------------------------------------------------------------
                         Actizen.com          27    18.68        100                               27    18.68         100
                      -------------------------------------------------------------------------------------------------------
                           Joyview            40    21.05        100                               40    21.05         100
                      -------------------------------------------------------------------------------------------------------
[Classification: Domestic, Overseas]          (Unit: Million Won, One Thousand Shares)
--------------------------------------------------------------------------------------
                                                 SUMMARY
                                         ------------------------
                                          ACQUISITION
            ACCOUNT        CORPORATE     (DISPOSITION)
 CLASS       TITLE         NAME/ITEM         DATE       REASON   DIVIDEND    REMARK
--------------------------------------------------------------------------------------
Domestic  Investment     Media Valley
          Securities  ----------------------------------------------------------------
                         Hankyung.com
                      ----------------------------------------------------------------
                            Nowcom
                      ----------------------------------------------------------------
                            Inbain
                      ----------------------------------------------------------------
                           Renthouse
                      ----------------------------------------------------------------
                            Getmore
                          Securities
                      ----------------------------------------------------------------
                           HeyAnita
                          Korea, Inc
                      ----------------------------------------------------------------
                        iBiztoday.com
                      ----------------------------------------------------------------
                           Pillon
                      ----------------------------------------------------------------
                          TG Edunet
                      ----------------------------------------------------------------
                         Actizen.com
                      ----------------------------------------------------------------
                           Joyview
                      ----------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                STARTING BALANCE       INCREASE OR DECREASE          ENDING BALANCE
                                         ------------------------------------------------------------------------------------

            ACCOUNT        CORPORATE               SHARE  ACQUISITION            ACQUISITION             SHARE   ACQUISITION
 CLASS       TITLE         NAME/ITEM     QUANTITY  RATIO      COST     QUANTITY      COST     QUANTITY   RATIO       COST
-----------------------------------------------------------------------------------------------------------------------------
                         EnTechVille          23    19.19        285                               23    19.19         285
                      -------------------------------------------------------------------------------------------------------
                            Naray
                        Communication         12    19.98        114                               12    19.98         114
                         Technology
                      -------------------------------------------------------------------------------------------------------
                             KINX             10     6.67         50                               10     6.67          50
                      -------------------------------------------------------------------------------------------------------
                          TG Venture
                          Investment           8    22.22        800     -1.6       -160          6.4    22.22         640
                           Union #5
                      -------------------------------------------------------------------------------------------------------
                          Sports Love        154     8.12        300                              154     8.12         300
                      -------------------------------------------------------------------------------------------------------
                           Korea.com      35,000    92.00     35,000                           35,000    92.00      35,000
                        Communications
                      -------------------------------------------------------------------------------------------------------
                        Multiplus Ltd.       100     5.00        0.5                              100     5.00         0.5
                      -------------------------------------------------------------------------------------------------------
                        Korea Cable TV
                           Saeronet          246    12.31      2,719                              246    12.31       2,719
                         Broadcasting
                      -------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                SUMMARY
                                        ---------------------
                                         ACQUISITION
            ACCOUNT        CORPORATE    (DISPOSITION)
 CLASS       TITLE         NAME/ITEM        DATE       REASON   DIVIDEND    REMARK
-------------------------------------------------------------------------------------
                         EnTechVille
                      ---------------------------------------------------------------
                            Naray
                        Communication
                         Technology
                      ---------------------------------------------------------------
                             KINX
                      ---------------------------------------------------------------
                          TG Venture                                       Refund of
                          Investment                                      investment
                           Union #5                                         capital
                      ---------------------------------------------------------------
                          Sports Love
                      ---------------------------------------------------------------
                           Korea.com
                        Communications
                      ---------------------------------------------------------------
                        Multiplus Ltd.
                      ---------------------------------------------------------------
                        Korea Cable TV
                           Saeronet
                         Broadcasting
                      ---------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                STARTING BALANCE       INCREASE OR DECREASE          ENDING BALANCE
                                         -------------------------------------------------------------------------------------

            ACCOUNT        CORPORATE               SHARE  ACQUISITION            ACQUISITION             SHARE   ACQUISITION
 CLASS       TITLE         NAME/ITEM     QUANTITY  RATIO      COST     QUANTITY      COST     QUANTITY   RATIO       COST
------------------------------------------------------------------------------------------------------------------------------

                        Korea Cable TV
                             Ginam           837    24.36     22,305                              837    24.36      22,305
                         Broadcasting
                      --------------------------------------------------------------------------------------------------------
                          Powercomm           83     0.06         83                               83     0.06          83
------------------------------------------------------------------------------------------------------------------------------
Overseas  Investment      Persontel       10,000    50.00      1,666                           10,000       50       1,666
          Securities  --------------------------------------------------------------------------------------------------------
                        Hey Anita Inc.       154     0.12         55                              154     0.12          55
------------------------------------------------------------------------------------------------------------------------------
                   Total                  52,111           111,947.5     -1.6       -160     52,109.4            111,787.5
------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                                 SUMMARY
                                         ---------------------
                                          ACQUISITION
            ACCOUNT        CORPORATE     (DISPOSITION)
 CLASS       TITLE         NAME/ITEM         DATE       REASON   DIVIDEND    REMARK
--------------------------------------------------------------------------------------

                        Korea Cable TV
                             Ginam
                         Broadcasting
                      ----------------------------------------------------------------
                          Powercomm
--------------------------------------------------------------------------------------
Overseas  Investment      Persontel
          Securities  ----------------------------------------------------------------
                        Hey Anita Inc.
--------------------------------------------------------------------------------------
                   Total
--------------------------------------------------------------------------------------

                              VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

a. Largest Shareholder and Shares of Related Parties

[As of June 30, 2003]                                                                                          (Unit: Share, %)
-------------------------------------------------------------------------------------------------------------------------------
                                                           NUMBER OF SHARES (SHARE RATIO)
                                     ------------------------------------------------------------------------------
                                             BASIC            APPRECIATION  DEPRECIATION         TERM-END
                                     ------------------------------------------------------------------------------
                            TYPE OF  NUMBER OF                 NUMBER OF      NUMBER OF    NUMBER OF                 CAUSE OF
  NAME       RELATIONSHIP   SHARES     SHARE     SHARE RATIO     SHARES         SHARES       SHARES     SHARE RATIO   CHANGE
-------------------------------------------------------------------------------------------------------------------------------
   Trigem       Largest     Common   24,727,240     31.85             0            0       24,727,240      31.85
  Computer    Shareholder   Stock
-------------------------------------------------------------------------------------------------------------------------------
   Naray &    Subsidiary    Common   16,677,446     21.48             0            0       16,677,446      21.48
  Company                   Stock
-------------------------------------------------------------------------------------------------------------------------------
 TG Venture   Subsidiary    Common      459,853      0.59             0            0          459,853       0.59
                            Stock
-------------------------------------------------------------------------------------------------------------------------------
 Naray DNC    Subsidiary    Common       33,333      0.04             0            0           33,333       0.04
                            Stock
-------------------------------------------------------------------------------------------------------------------------------
 TG Infonet   Subsidiary    Common      244,999      0.32             0            0          244,999       0.32
                            Stock
-------------------------------------------------------------------------------------------------------------------------------
  TG Info-    Subsidiary    Common       66,666      0.09             0            0           66,666       0.09
 Consulting                 Stock
-------------------------------------------------------------------------------------------------------------------------------
 AI Leaders   Subsidiary    Common       12,666      0.02             0            0           12,666       0.02
                            Stock
-------------------------------------------------------------------------------------------------------------------------------
    Lee        Director     Common      264,000      0.34             0            0          264,000       0.34
  HongSoon                  Stock
-------------------------------------------------------------------------------------------------------------------------------
  Lee Yong-    Director     Common       53,334      0.07             0            0           53,334       0.07
    Teh                     Stock
-------------------------------------------------------------------------------------------------------------------------------
   Kim Se      Director     Common        1,333      0.00             0            0            1,333       0.00
    Hwan                    Stock
-------------------------------------------------------------------------------------------------------------------------------
    Lee       Specially     Common            0         0        16,667            -           16,667       0.02
 HanGyeong     Related      Stock
-------------------------------------------------------------------------------------------------------------------------------
 Park Jong    Specially     Common            0         0        25,000            -           25,000       0.03
    Sam        Related      Stock
-------------------------------------------------------------------------------------------------------------------------------
In Gwang Ho   Specially     Common            0         0         3,333            -            3,333       0.00
               Related      Stock
-------------------------------------------------------------------------------------------------------------------------------

[As of June 30, 2003]                                                                                          (Unit: Share, %)
--------------------------------------------------------------------------------------------------------------------------------
                                                           NUMBER OF SHARES (SHARE RATIO)
                                      -----------------------------------------------------------------------------
                                             BASIC            APPRECIATION  DEPRECIATION         TERM-END
                                      -----------------------------------------------------------------------------
                            TYPE OF   NUMBER OF                NUMBER OF      NUMBER OF    NUMBER OF                 CAUSE OF
  NAME       RELATIONSHIP   SHARES      SHARE    SHARE RATIO     SHARES         SHARES       SHARES     SHARE RATIO   CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Lee Gyeong    Specially     Common             0        0        24,243            -           24,243       0.03     Acquisition
   Soon        Related      Stock
--------------------------------------------------------------------------------------------------------------------------------
Kim Jong Gil  Specially     Common             0        0        26,000            -           26,000       0.03     Acquisition
               Related      Stock
--------------------------------------------------------------------------------------------------------------------------------
Son Hyeong    Specially     Common             0        0        11,333            -           11,333       0.01     Acquisition
   Sik         Related      Stock
--------------------------------------------------------------------------------------------------------------------------------
                            Common    42,540,870    54.80       106,576                    42,647,446       54.9
                            Stock
                            ----------------------------------------------------------------------------------------
          Total             Preferred
                             Share                                                                  0          0
                            ----------------------------------------------------------------------------------------
                             Total    42,540,870    54.80       106,576                    42,647,446       54.9
--------------------------------------------------------------------------------------------------------------------------------

Name of Largest Shareholder: Trigem Computer        Number of Related People: 16


     b. Status of Shareholders with 5% or Higher Share holding

          [As of June 30, 2003]                                                                       (Unit: shares, %)
       ----------------------------------------------------------------------------------------------------------------
                                          COMMON STOCK               PREFERRED SHARE                 SUBTOTAL
                                    -----------------------------------------------------------------------------------
                                     NUMBER OF                   NUMBER OF                   NUMBER OF
       RANK    NAME (TITLE)           SHARES     SHARE RATIOS      SHARES      SHARE RATIO    SHARES       SHARE RATIO
       ----------------------------------------------------------------------------------------------------------------
       1     Trigem Computer        24,727,241       31.85           0             0         24,727,241       31.85
       ----------------------------------------------------------------------------------------------------------------
       2     Naray & Company        16,677,446       21.48           0             0         16,677,446       21.48
       ----------------------------------------------------------------------------------------------------------------
       3     SB Thrunet Pte. Ltd.   12,600,000       16.23           0             0         12,600,000       16.23
       ----------------------------------------------------------------------------------------------------------------
                  Total             54,004,687       69.56           0             0         54,004,687       69.56
       ----------------------------------------------------------------------------------------------------------------

c. Distribution by Shareholder

                                                                                    As of December 31, 2002
-----------------------------------------------------------------------------------------------------------
                                    NUMBER OF                     NUMBER OF
      CLASSIFICATION              SHAREHOLDERS        RATIO          SHARES             RATIO      REMARK
-----------------------------------------------------------------------------------------------------------
        Government                        3            0.02%          48,333            0.06%
-----------------------------------------------------------------------------------------------------------
   Government Companies                   6            0.04%         134,651            0.17%
-----------------------------------------------------------------------------------------------------------
    Security Companies                   50            0.31%      28,724,407           37.00%
-----------------------------------------------------------------------------------------------------------
    Insurance Companies                   0            0.00%               0            0.00%
-----------------------------------------------------------------------------------------------------------
Investment Trust Companies                0            0.00%               0            0.00%
-----------------------------------------------------------------------------------------------------------
  Financial Institutions                  1            0.01%         120,000            0.15%
-----------------------------------------------------------------------------------------------------------
     Short-Term Loans                     3            0.02%           1,899            0.00%
-----------------------------------------------------------------------------------------------------------
General Financial Companies              11            0.07%         181,657            0.23%
-----------------------------------------------------------------------------------------------------------
   Mutual Savings Banks                   3            0.02%          18,233            0.02%
-----------------------------------------------------------------------------------------------------------
    Other Corporations                   35            0.22%      37,200,899           47.92%
-----------------------------------------------------------------------------------------------------------
        Individuals                  16,007           99.23%       7,808,854           10.06%
-----------------------------------------------------------------------------------------------------------
        Foreigners                        9            0.06%       2,529,663            3.26%
-----------------------------------------------------------------------------------------------------------
          Others                          2            0.01%         469,998            0.61%
-----------------------------------------------------------------------------------------------------------
            KSD                           1            0.01%         396,666            0.51%
-----------------------------------------------------------------------------------------------------------
           Total                     16,131          100.00%      77,635,260          100.00%
-----------------------------------------------------------------------------------------------------------

d. Ownership by Minority Shareholders, Largest Shareholder and others
Shareholders

                                                                             As of December 31, 2002
----------------------------------------------------------------------------------------------------
                                   NUMBER OF                  NUMBER OF
       CLASSIFICATION            SHAREHOLDERS       RATIO       SHARES         RATIO        REMARK
----------------------------------------------------------------------------------------------------
Total of Small Shareholders          16,113         99.8%     13,600,326       17.5%
----------------------------------------------------------------------------------------------------
    Small Shareholders                   97          0.6%      4,560,781        5.8%
      (Corporations)
----------------------------------------------------------------------------------------------------
Small Shareholders (Individuals)     16,016         99.2%      9,039,545       11.6%
----------------------------------------------------------------------------------------------------
  Largest Shareholder and                17          0.1%     42,654,112       54.9%
 Specially Related Parties
----------------------------------------------------------------------------------------------------
Total of Other Shareholders               5         0.03%     20,984,156       27.0%
----------------------------------------------------------------------------------------------------
    Other Shareholders                    4         0.02%     20,984,156       27.0%
      (Corporations)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                   NUMBER OF                  NUMBER OF
       CLASSIFICATION            SHAREHOLDERS       RATIO       SHARES         RATIO        REMARK
----------------------------------------------------------------------------------------------------
Other Shareholders (Individuals)          0            0%              0          0%
----------------------------------------------------------------------------------------------------
          KSD                             1            0%        396,666        0.5%
----------------------------------------------------------------------------------------------------
         Total                       16,136          100%     77,635,260        100%
----------------------------------------------------------------------------------------------------


2. INFORMATION ON SHARES

-----------------------------------------------------------------------------------------------------------------------
Preemptive right delineated in         1) All matters regarding issuance of new shares by the corporation shall be
 the Articles of Incorporation         determined by resolutions of the board of directors.

                                       2) The shareholders of the corporation have a preemptive right to acquire the corporation' unissued shares in proportion to the number of shares already owned by them. However, in the case where a shareholder waives his preemptive right or it is revoked, or the allotment of new shares results in fractional shares, further details shall be determined by resolution of the board of directors.

                                       3) Notwithstanding the provisions of Clause 2, in the cases set forth below, the board of directors may resolve to issue new shares to persons other than the shareholders of the corporation.

                                        1. In the case where the issuance is intended as a public offering or as a special offering for acquisition by external investors pursuant to Article 2,
                                       Clause 8 of the Securities and Exchange Act.

                                        2. In the case where the Employee Stock Ownership Association is given allotment priority within the range specified by the Securities and Exchange
                                       Act.

                                        3. In the case where the new issuance is destined to foreigners, based on a need to introduce foreign capital and technologies, within the range defined by the pertinent provisions of the Foreign Investment Promotion Act.

                                        4. In the case where the corporation issues new shares following the issuance of depository receipts in accordance with Article 192 of the Securities and
                                       Exchange Act.

                                        5. In the case where the corporation issues new shares to foreigners for the purpose of listing investment securities with overseas securities exchanges or electronic security markets trading through automated quotation systems.

                                        6. In the case where the new share issuance is for the purpose of granting stock options to the employees of the corporation in accordance with Article 9,
                                       Clause 3.

                                        7. In the case where new shares are allotted to domestic or overseas companies in a strategic partnership for operation and technology, or in a business affiliation with the corporation.

                                        8. In the case where the new shares to be issued is limited to 20% or less of the total
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                       outstanding shares due to the acquisition of other companies' shares or the share repurchase by the corporation.

                                        9. In the case where the new issuance is a public offering in the form of capital increase in accordance with Article 9, Clause 4.

                                        10. In the case where the new shares are issued to the Employee Stock Ownership
                                       Association in accordance with Article 191, Section 7, Clause 2 of the
                                       Securities and Exchange Act, when the issuance conforms to Sub-clause 3 to 5 in modality and purpose.

                                        11. In the case where the corporation issues new shares to other corporations or persons determined by a special resolution of the general assembly of shareholders for the purpose of fund procurement.

                                       4) In the case where a shareholder is granted preemptive rights in accordance with Clause 2, the exercise period of such rights shall be determined within the range sanctioned by the government's license or permit, pursuant to pertinent laws and regulations.

                                       5) Notwithstanding the provisions of Clause 1 to Clause 3, actions resulting in the following cases, if to be undertaken by the corporation, must be pre-approved by resolution of the general assembly of shareholders.

                                        1. In the case where issuance of new shares results in the change in the dominance structure of the corporation or in the controlling members thereof.
                                       Controlling members are individuals with voting rights and with the right, whether direct or indirect, to significantly influence the operation and policy of the corporation in a concrete sense, through their shareholdings or through an entitlement granted by contract.

                                        2. In the case where the issuance of new shares by the corporation takes the form of a share swap with other companies, or is otherwise used in conjunction with acquisition of shares or assets of other companies.

                                           a) In the case where a member of the corporation's board of directors, an auditor or a person owning 10% or more of the total outstanding shares thereof, has 5% or more interest in corporate equity or other assets of the company whose shares the corporation intends to acquire.

                                           b) In the case where new shares to be issued exceed 20% or more of the total outstanding shares with voting rights, and takes form of private placement.

                                        3. In the case where, while the issuance of new shares takes the form of private placement of a volume exceeding 20% of the total outstanding shares with voting rights issued by the corporation, the shares are issued at a price below the market price
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                       of stocks or the net asset value of the corporation (net worth divided by the total outstanding shares).

                                       If, in such a case, a member of the corporation's board, an auditor thereof, or a person with voting rights owning more than 10% of the total outstanding shares, sells his or her holding, the calculation of ratio versus aggregate volume of outstanding shares shall reflect the number of such shares.

                                       6) When an allotment of new shares conforms with the provisions of Clause 3,
                                       Sub-clause 11, details of the new issuance may be determined by special resolution of the general assembly of shareholders, in which case a resolution by the general assembly of shareholders as provided in Clause 5 is not necessary.
-----------------------------------------------------------------------------------------------------------------------
       Year-end Closing                  December 31   Annual Assembly of Shareholders    No later than End of March
-----------------------------------------------------------------------------------------------------------------------
    Closing of Transfer Book                                From January 1st through December 31
-----------------------------------------------------------------------------------------------------------------------
     Denomination of Stocks                                 1, 5, 10, 50, 100, 500, 1,000, 10,000
-----------------------------------------------------------------------------------------------------------------------
Registration of Stock-transfer Agent                             Korea Securities Depositary
-----------------------------------------------------------------------------------------------------------------------
    Privilege of Stockholders              None                  Newspaper Used               Korea Economic Daily
-----------------------------------------------------------------------------------------------------------------------

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

a. Domestic Stock Market

   N/A

B. FOREIGN STOCK MARKET

[Stock Exchange: Nasdaq]                         (Unit: $, shares)
------------------------------------------------------------------
           TYPE               JANUARY      FEBRUARY       MARCH
------------------------------------------------------------------
                 Highest       1.34          1.37          0.72
Common Stock     -------------------------------------------------
                 Lowest        0.45          0.75          0.23
------------------------------------------------------------------
      Monthly Trades
------------------------------------------------------------------

* Delisted from Nasdaq on April 7, 2003.

                          VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                                                                    (Unit: shares)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   NUMBER OF SHARES
     TITLE                                                                                      ----------------------
 (STANDING/NON   REGISTERED/                                                                     ORDINARY   PREFERRED
   STANDING)    UNREGISTERED    NAME          DOB              BRIEF RECORD          POSITION      SHARE      SHARE      REMARK
----------------------------------------------------------------------------------------------------------------------------------
                                                        - Vice Present of KoRam
   Receiver      Registered    Park Suk                 Bank
  (Standing)       Member        Won       .2/17/43     - Receiver of Heung Cahng                      0          0
----------------------------------------------------------------------------------------------------------------------------------
                                                        - Founder of and Adviser
Vice-President                Yoon Seok                 to Korean IT Network (KIN)
  (Standing)         -          Joong       6/27/61     in San Jose                                    0          0
                                                        - free-ceos.com Partner
----------------------------------------------------------------------------------------------------------------------------------
  Executive                                             - Marketing Manager of
  Director           -         Kim Se        5/7/59     Naray Mobile Telecom                       1,333          0
  (Standing)                    Hwan                    - Director of Thrunet
----------------------------------------------------------------------------------------------------------------------------------
  Director           -         Kim Yu        2/2/58     - Marketing Team of Naray                                 0
  (Standing)                    Jung                    Telecommunication
----------------------------------------------------------------------------------------------------------------------------------
  Director           -          Kwon        5/30/60     - Technical Team of Naray                    666          0
  (Standing)                  Young Won                 Telecommunication
----------------------------------------------------------------------------------------------------------------------------------
Total Compensation (From April to June of 2003): Won 96.2 Million
----------------------------------------------------------------------------------------------------------------------------------
Average Monthly Payment Per Person: Won 6.4 Million
----------------------------------------------------------------------------------------------------------------------------------

* Following our filing of a petition for the commencement of reorganization proceedings, former directors voluntarily resigned on March 26, 2003

* Except Mr. Park, we expect that the bankruptcy court will approve four above persons to be our directors after the court's approval of the reorganization plan

* From January to March of 2003, we paid Won 252 million to former directors as a compensation

2. EMPLOYEE STATUS

(As of June 30, 2003)                                                           (Unit: In Millions of Won)
----------------------------------------------------------------------------------------------------------
                      NUMBER OF EMPLOYEES
          --------------------------------------------   AVERAGE                     AVERAGE
                                  ENGINEER/            EMPLOYMENT   TOTAL AMOUNT    ANNUAL PAY
CLASS     SALES/MARKETING   MGT.  RESEARCHER   TOTAL     PERIOD         PAY         PER PERSON    REMARK
----------------------------------------------------------------------------------------------------------
Male            102          49       96        247        3.6         8,862.6          35.8
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                      NUMBER OF EMPLOYEES
          --------------------------------------------   AVERAGE                     AVERAGE
                                  ENGINEER/            EMPLOYMENT   TOTAL AMOUNT    ANNUAL PAY
CLASS     SALES/MARKETING   MGT.  RESEARCHER   TOTAL     PERIOD         PAY         PER PERSON    REMARK
----------------------------------------------------------------------------------------------------------
Female            8           9        9         26        3.4           563.2          21.6
----------------------------------------------------------------------------------------------------------
Total           110          58      105        273        3.6         9,425.8          34.5
----------------------------------------------------------------------------------------------------------

3. STATUS OF LABOR UNION

     N/A

                     VIII. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS WITH LARGEST SHAREHOLDER

a. Advanced Payments and Loans (including Securities Loan)

                                                                                             (Unit: In billions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                            SUSPENSE PAYMENTS AND LOANS
                                   ---------------------------------------------------------------------------
                                                             CONDITIONS                      CHANGES
             NAME                                 ------------------------------------------------------------
          (CORPORATE                                DATE OF   AGREEMENT  INTEREST  STARTING            ENDING  INTEREST
CLASS        NAME)   RELATIONSHIP  ACCOUNT TITLE  OCCURRENCE    TERM       RATE     BALANCE  DECREASE  BALANCE RECEIVABLE   REMARK
------------------------------------------------------------------------------------------------------------------------------------
Domestic    Naray &   Affiliated    Short-Term     8/27/02    8/27/02~      9%       11.5     0.44       11.1        -      Period
            Company    Company         Loan                   6/27/04                                                      extension
------------------------------------------------------------------------------------------------------------------------------------
                  Total                                                              11.5      0.4       11.1        -
------------------------------------------------------------------------------------------------------------------------------------

b. Collaterals

     N/A

c. Guarantee of Debts

     N/A

d. Investments

     N/A

e. Acquisition or Disposition of Securities

     N/A

f. Land Transactions (including Lease)

(1) Land Transactions

     N/A

(2) Land Lease

     N/A

a. Long-Term Supply Contracts

     N/A

b. Business Acquisitions/Transfers

     N/A

2. TRANSACTIONS WITH SHAREHOLDERS (EXCLUDING LARGEST SHAREHOLDER), DIRECTORS, EMPLOYEES AND OTHER RELATED PARTIES

a. Payments and Loans (including Securities Loan)


                                                                                 (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------
                                                        PAYMENTS AND LOANS
                                      ---------------------------------------------------------
                                                                     TRANSACTIONS
              NAME                                      ---------------------------------------
           (CORPORATE                                   STARTING                         ENDING
CLASS         NAME)    RELATIONSHIP   ACCOUNT TITLE     BALANCE    INCREASE   DECREASE   BALANCE   REMARK
-----------------------------------------------------------------------------------------------------------
Domestic     Thrunet     Employees    Short/Long-Term       815                  126        689
                                          Loans
           ------------------------------------------------------------------------------------------------
            Korea.com   Affiliated    Long-Term Loan      2,728                           2,728
                         Company
           ------------------------------------------------------------------------------------------------
            Korea.com   Affiliated    Short-Term Loan         -      2,800                2,800
                         Company
-----------------------------------------------------------------------------------------------------------
                          Total                           3,543      2,800       126      6,217
-----------------------------------------------------------------------------------------------------------

b. Collaterals

     N/A

c. Guarantee of Debts

                                                                                                      (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      GUARANTEE OF DEBTS
                                   ------------------------------------------------------------------------------------------
                                                                                                      TRANSACTIONS
             NAME                                                                        ------------------------------------
          (CORPORATE                                                                     STARTING                      ENDING
CLASS        NAME)    RELATIONSHIP   CREDITOR         PURPOSE        TERM OF GUARANTEE   BALANCE   INCREASE  DECREASE BALANCE REMARK
------------------------------------------------------------------------------------------------------------------------------------
Domestic    Nowcom     Affiliated  Shinhan Bank  Operating Capital  2002.6.22~2004.2.29      85                   85       0
                        Company    -------------------------------------------------------------------------------------------------
                                        KEB       Joint Liability   2001.7.18~2003.7.18     913                  913       0
                                   -------------------------------------------------------------------------------------------------
                                    Koram Bank   Operating Capital  2001.10.19~2002.4.19  1,560                1,560       0
                                   -------------------------------------------------------------------------------------------------
                                   Hanvit Leasing Lease Agreement    Date of Agreement~      76                   76       0
                                     & Finance                            2002.12
                                   -------------------------------------------------------------------------------------------------
                                    KDB Capital   Lease Agreement             -              76                   76       0
        ----------------------------------------------------------------------------------------------------------------------------
          Korea.com    Affiliated   Jeil Mutual  Operating Capital  2002.6.20~2003.1.16   3,000                3,000       0
        Communications  Company    Savings Bank
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           Employees                KoRam Bank   Loan Liability     2002.8.5~2003.8.5        47                            47
-----------------------------------------------------------------------------------------------------------------------------
Overseas   Korea.com    Affiliated  Microsoft    Accounts Payable   2002.7.1~2004.12.31   6,406                  71     6,335
        Communications  Company
-----------------------------------------------------------------------------------------------------------------------------
                                             Total                                       12,163               5,781     6,382
------------------------------------------------------------------------------------------------------------------------------------

d. Loans

Refer to 'V. Status of Control System and Affiliated Companies' for loan status of the affiliated companies.

e. Securities Acquisition/Disposition

     N/A

f. Land Transactions (including Lease)

(1) Land Transactions

     N/A

(2) Land Lease

     N/A

g. Long-Term Supply Contracts

     N/A


                        IX. NOTES TO FINANCIAL STATEMENT

1. Details of Deposits and etc. (Unit: In Millions of Won)

----------------------------------------------------------------------------------------------------------
                   Title of account   Name of financial institution    Outstanding Balance   Collateral
----------------------------------------------------------------------------------------------------------
    Domestic             Cash                                                            2       No
                   ---------------------------------------------------------------------------------------
                       Deposit                                                       2,448       No
                   ---------------------------------------------------------------------------------------
                   Current deposit             Woori Bank                                2       No
                   ---------------------------------------------------------------------------------------
                         MMDA                                                       29,200       No
                   ---------------------------------------------------------------------------------------
                         MMF                                                         3,116       No
                   ---------------------------------------------------------------------------------------
                     Time deposit              KoRam Bank                            4,000       No
                   ---------------------------------------------------------------------------------------
                     Time deposit                                                    4,826       Yes
----------------------------------------------------------------------------------------------------------
                   Total                                                            43,594
----------------------------------------------------------------------------------------------------------

2. Marketable Securities (Unit: In Millions of Won)

----------------------------------------------------------------------------------------
                      Type              Nominal price    Acquisition cost   Book value
----------------------------------------------------------------------------------------
  Bond      Government bond (Type 1)         27                 27              27
            ----------------------------------------------------------------------------
            Regional development bond       0.2                0.2             0.2
            ----------------------------------------------------------------------------
                    Subtotal               27.2               27.2            27.2
----------------------------------------------------------------------------------------
                 Total                     27.2               27.2            27.2
----------------------------------------------------------------------------------------


3. Details of Trade Receivables (Unit: In Millions of Won)

----------------------------------------------------------------------------------
 Title of                   Beginning
 account        Debtor       balance     Increase     Decrease    Ending balance
----------------------------------------------------------------------------------
Leased Line   Korea.com       6,558        2,663         3,795          5,457
----------------------------------------------------------------------------------
Internet      Subscribers    74,772      412,877       404,676         82,974
----------------------------------------------------------------------------------
Korea.com          -             88            0            30             58
----------------------------------------------------------------------------------
               Total         81,448      415,540       408,501         88,489
----------------------------------------------------------------------------------


4. Details of Short-term Borrowings (Unit: In Millions of Won)

------------------------------------------------------------------
  Title of account          Creditor     Amount    Interest rate
------------------------------------------------------------------
Short-term borrowings        DACOM        1,000           -
------------------------------------------------------------------
                 Total                    1,000
------------------------------------------------------------------


5. Details of Trade Payables  (Unit: In Millions of Won)

-------------------------------------------------------------------
 Title of                Beginning                         Ending
 account     Creditor    Balance     Increase  Decrease    Balance
-------------------------------------------------------------------
Non-trade   Powercomm,    203,401    370,819    363,580    210,640
payables      others
-------------------------------------------------------------------
        Total             203,401    370,819    363,580    210,640
-------------------------------------------------------------------


6. Details of Long-term Borrowings (Unit: In Millions of Won)

----------------------------------------------------------------------------------------------------------------
                                         Interest    Beginning                             Ending     Payment
               Lender     Kind of loan    rate (%)    balance      Increase   Decrease     balance    schedule
----------------------------------------------------------------------------------------------------------------
Domestic        KDB          Loan          12.03      132,650                              132,650       Not
            --------------------------------------------------------------------------------------     decided
            Woori Bank    Information
                           Promotion         6.5          591                                  591
                             Fund
            --------------------------------------------------------------------------------------
            Shinhan Bank  Information
                           Promotion         6.5          174                                  174
                             Fund
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                          Information
            KDB Capital    Promotion         6.5        3,579                    538        3,041
                             Fund
            --------------------------------------------------------------------------------------
            Kookmin Bank     ABL          10.405       98,645                 50,026       48,619
--------------------------------------------------------------------------------------------------
Overseas    CISCO            V/F                        4,409                     27        4,383
----------------------------------------------------------------------------------------------------------------
                 Total                                240,048                 50,591      189,458
----------------------------------------------------------------------------------------------------------------


7. Details of Bond Issued (Unit: In Millions of Won)

------------------------------------------------------------------------------------------------------
                                                                   Current
                                                                  portion of   Interest    Maturity
                Debentures   Issue date     Amount    Redemption  debentures   rate (%)      date
------------------------------------------------------------------------------------------------------
Domestic        3rd bond     1999.5.12       45,000                   45,000         9    2004.5.12
                --------------------------------------------------------------------------------------
                7th bond     2000.8.28       30,000                   30,000     11.74    2003.8.28
                --------------------------------------------------------------------------------------
                11th bond    2000.11.29      70,000      23,348       46,652     12.23    2005.11.29
                --------------------------------------------------------------------------------------
                21st bond    2002.4.2         8,000                    8,000     12.90    2003.10.2
                --------------------------------------------------------------------------------------
                22nd bond    2002.6.3         6,400                    6,400     12.71    2003.12.3
                --------------------------------------------------------------------------------------
                23rd bond    2002.9.2         9,600                    9,600     11.97    2004.3.2
                --------------------------------------------------------------------------------------
                24th bond    2002.12.20      24,500                   24,500     10.66    2004.12.20
                --------------------------------------------------------------------------------------
                25th bond    2003.2.18        6,300                    6,300     10.29    2005.2.18
                --------------------------------------------------------------------------------------
                5th CB       2000.7.27      100,000                  100,000         2    2003.7.27
                --------------------------------------------------------------------------------------
                20th CB      2002.3.21          953                      953         4    2005.3.27
------------------------------------------------------------------------------------------------------
Overseas        16th BW      2001.1.26   $7,400,000               $7,400,000      1.43    2006.1.26
------------------------------------------------------------------------------------------------------
                   Total                    309,582                  286,234
------------------------------------------------------------------------------------------------------


                           X. OTHER NECESSARY DETAILS

1. REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

a. Reports pursuant to Clause 2, Chapter 6 (Report of Main Management Details)

     N/A

b. Announcement on Listed Corporation Announcement Regulation

(1) Occasional Announcement

     N/A

(2) Process Announcement

     N/A

(3) Inquiry Announcement

     N/A

(4) Voluntary Announcement

     N/A

c. Reports Pursuant to Committee Agency Market Announcement Regulation

(1) Occasional Announcement

     N/A

(2) Process Announcement

     N/A

(3) Inquiry Announcement

     N/A

(4) Voluntary Announcement

     N/A

d. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)

-------------------------------------------------------------------------------------------------------------------------
DATE REPORTED               TITLE                                 REPORTS                     REPORTS STATUS    REMARK
-------------------------------------------------------------------------------------------------------------------------
    7/2/03        Loan to major shareholders        Related to roll-over
 -------------------------------------------------------------------------------------------------------------------------
   4/25/03        Collateral from Affiliates        Related to collateral
-------------------------------------------------------------------------------------------------------------------------
   3/27/03        Determination to commence         Related to the determination to
                  reorganization                    commence reorganization
-------------------------------------------------------------------------------------------------------------------------
    3/5/03        Determination to dispose          Related to dispose capital maintenance
                  capital maintenance
-------------------------------------------------------------------------------------------------------------------------
    3/3/03        Application to Commence           Related to commencing
                  Reorganization                    reorganization
-------------------------------------------------------------------------------------------------------------------------
  12/31/02        Stock retirement completed        Related to capital reduction of
                                                    registered common stock
-------------------------------------------------------------------------------------------------------------------------
  12/28/02        [Correction] Stock retirement     Correction announcement according to
                  resolved                          dispose fractional shares
-------------------------------------------------------------------------------------------------------------------------
  12/02/02        Decisions of Extraordinary        Decision for capital reduction
                  Shareholders' Meeting
-------------------------------------------------------------------------------------------------------------------------
  10/15/02        Decision on stock retirement      Capital reduction by consolidation of
                  (for capital reduction)           shares
-------------------------------------------------------------------------------------------------------------------------
   8/30/02        Decision on Capital Increase      Capital increase with consideration
                  with Consideration                below par
-------------------------------------------------------------------------------------------------------------------------
   7/11/02        Disposition of Main Fixed         Related to private line (fiber optic
                  assets                            cable, ducts, equipments)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
DATE REPORTED               TITLE                                 REPORTS                     REPORTS STATUS    REMARK
-------------------------------------------------------------------------------------------------------------------------
   3/22/02        Securities Issue                  Related to issuing convertible bonds
                  Performance Report                without guarantee
-------------------------------------------------------------------------------------------------------------------------
   3/15/02        Business Briefing                 Related to issuing convertible bonds
                                                    without guarantee
-------------------------------------------------------------------------------------------------------------------------
    3/7/02        Preliminary Business Briefing     Related to issuing convertible bonds
                                                    without guarantee
-------------------------------------------------------------------------------------------------------------------------
    3/7/02        Securities Report                 Related to issuing convertible bonds
                                                    without guarantee
-------------------------------------------------------------------------------------------------------------------------
                                                    Related to exercising BW of SB
    3/6/02        Exercise of BW                    Thrunet Pte Ltd, Trigem Computer,
                                                    Naray & Company
-------------------------------------------------------------------------------------------------------------------------


e. Progress of Major Management Issues Announced

------------------------------------------------------------------------------------------------------
Date Reported   Title                         Original Report                Progress
------------------------------------------------------------------------------------------------------
   3/27/03      Determination to commence     Related to the determination   First interested party'
                reorganization                to commence reorganization     meeting (6/25/03)
------------------------------------------------------------------------------------------------------


2. MINUTES OF SHAREHOLDERS' MEETING

-----------------------------------------------------------------------------------------------------
  DATE OF
SHAREHOLDERS'
  MEETING                       ISSUES                           DECISIONS                REMARK
-----------------------------------------------------------------------------------------------------
Extraordinary       1. Issue of Capital Reduction     1. Original proposal approved
Shareholders'
Meeting
(Nov. 25, 2002)
-----------------------------------------------------------------------------------------------------
Extraordinary       1. Amendment of Articles of       1. Original proposal approved
Shareholders'       Incorporation                     2. Proposal withdrawn
Meeting             2. Director Appointment           3. Original proposal approved
(Aug. 2, 2002)      3. Asset Transfer Approval        4. Original proposal approved
                    4. Issue of New Stocks Below Par
-----------------------------------------------------------------------------------------------------
6th Annual          1. Approval of 6th Balance Sheet, 1. Original proposal approved
-----------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
  DATE OF
SHAREHOLDERS'
  MEETING                       ISSUES                           DECISIONS                              REMARK
---------------------------------------------------------------------------------------------------------------------
Shareholders'       Income Statement, Deposition of   2. Original proposal approved
Meeting             Deficit Statement                 - Amendment of Articles on Selecting External
(Mar. 22, 2002)     2. Amendment of Articles of       Auditor
                    Incorporation                     3. A total of seven directors selected - Jung
                    3. Director Appointment           Sang Soon, Han Gi Choo, Yoon Seok Joong, Len
                    4. Approval of Directors' Pay     Danaka, Yosimitzu Koto, Lee Yong Teh, Alex
                    Limit                             Vieux
                    * Selection of External Auditor   4. Original proposal approved (Won 1.8 billion)
                                                      - Samil Accounting Co.
---------------------------------------------------------------------------------------------------------------------
5th Annual         1. Approval of 5th Balance Sheet,  1. Original proposal approved
Shareholders'      Income Statement, Deposition of    2. Original proposal approved
Meeting            Deficit Statement (Proposal)       - Change provisions of stock options
(Mar. 27, 2001)    2. Amendment of Articles of        3. Kim Se-hwan and Kim Yong-hoi appointed
                   Incorporation                      4. Original proposal approved (Won 1.6 billion)
                   3. Director Appointment            5. Samjeong Accounting Co. selected
                   4. Approval of Directors' Pay      6. Original proposal approved
                   Limit                              - Total Granted: 334
                   5. Selection of External Auditor   - Exercise Price: Won 7,200
                   6. Grant Stock Options             7. Original proposal approved
                   7. Adjustment of Exercise Price    - Adjustment of Exercise Price: Won 7,200
                   of Stock Options
--------------------------------------------------------------------------------------------------------------------
Extraordinary      1. Amendment of Articles of        1. Original proposal approved
Shareholders'      Incorporation                      - Additional changes in third party distribution  ------------
Meeting            2. Decisions on New Stock Issue    methods
                                                                                                        ------------

--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
  DATE OF
SHAREHOLDERS'
  MEETING                       ISSUES                           DECISIONS                              REMARK
---------------------------------------------------------------------------------------------------------------------
(Jan. 9, 2001)      3. Decisions on Issuing BW        - Increase Limit of BW: Won 500 billion
                    4. Approval of Securities         2. Original proposal approved
                    Purchase Agreement, Investor      - Capital increase with consideration by
                    Rights Agreement and Investment   third party distribution methods on SB
                    Agreement (Agreement of Issuing   Thrunet Fund, L.P., Trigem Computer
                    New Stocks and Warrant Bonds)     3. Original proposal approved
                    5. Director Appointment           - Agreement on issuing warrant bonds of
                                                      SB Thrunet Fund, L.P. Trigem Computer
                                                      and Naray & Company
                                                      4. Original proposal approved
                                                      - Agreement conditions approved
                                                      5. Hasegawa Hitoshi (Japan), Uchida
                                                      Siro (Japan), Lee Eun-bok (USA) and Lee
                                                      Hong Sun selected
---------------------------------------------------------------------------------------------------------------------


* The 7th Annual Shareholders' Meeting was not held due to the commencing of the reorganization proceedings (March 27, 2003).


3. CONTINGENT LIABILITIES

a. Major Lawsuits

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of June 30, 2003 are as follows:


                                                                                (Unit: US $, 1,000Won)

          List                     Complaint           Defendant    Demanding payment      Remark
------------------------------------------------------------------------------------------------------
Compension Suit           Lee Gem Bok & 3 Cases         Thrunet             776,643         N.B.1
Unpaid compension suit    Je Ju Broadcasting & 1 case   Thurnet           1,628,407         N.B.2
Breach of contract suit   Motorola                      Thrunet       $8,679,073.83         N.B.3
others                    Ryu Jun Ha & 3 Cases          Thrunet             445,774
                                                                      -------------
          Total                                                           2,850,824
                                                                      $8,679,073.83
                                                                      =============

N.B. 1. A Compensation suit is lodged for damages allegedly caused by the Company during its network construction work and internet service disruptions.


2. A collection suit is pending on unpaid compensations owed to system operators and sales agents.

3. A provisional seizure is placed on company-owned land and buildings on unsettled accounts on cable modem purchases.


b. Collateral Check and Note

[Classification: Check]                                        (Unit: Check)
----------------------------------------------------------------------------
       ISSUED                 QUANTITY       AMOUNT          REMARK
----------------------------------------------------------------------------
        Bank                      1           Blank      Loan Collateral
----------------------------------------------------------------------------
Financial Institutions            2           Blank      Loan Guarantee
----------------------------------------------------------------------------
    Corporation
----------------------------------------------------------------------------
  Other (Individual)
----------------------------------------------------------------------------


[Classification: Note]                                          (Unit: Note)
----------------------------------------------------------------------------
       ISSUED                 QUANTITY       AMOUNT          REMARK
----------------------------------------------------------------------------
         Bank
----------------------------------------------------------------------------
Financial Institutions             6          Blank      Loan Guarantee
----------------------------------------------------------------------------
     Corporation
----------------------------------------------------------------------------
  Other (Individual)
----------------------------------------------------------------------------

c. Other Contingent Liabilities

N/A

4. RESTRAINT STATUS

     N/A

5. ISSUES AFTER CLOSING DATE

At a meeting of creditors and interested parties convened on June 25, 2003, the Company contested the legitimacy of certain claims brought against it. As a result, a substantial number of creditors have filed proofs of claim on disputed claims. The final outcome of these arbitrations cannot be predicted with certainty at this time.

6. SMALL TO MEDIUM ENTERPRISES STANDARD EVALUATION INDEX

     N/A

7. PROGRESS RESULTS ON FUTURE PLANS

     N/A

8. USE OF SUBSCRIPTION FUNDS

--------------------------------------------------------------------------------------------------------------
         CLASS              PAYMENT DATE     PAYMENT AMOUNT    USE OF FUND AS REPORTED   ACTUAL USE OF FUNDS
--------------------------------------------------------------------------------------------------------------
20th Thrunet Convertible
  Bearer Bonds Without        2002.3.21      Won 952,500,000       Operating Fund          Operating Fund
       Collateral
--------------------------------------------------------------------------------------------------------------

Semi-Annual Financial Statements Review Report

I have reviewed the accompanying non-consolidated balance sheet of Korea Thrunet Co., Ltd. (hereafter referred to as the "Company") as of June 30, 2003, and the related statements of profit and loss, and cash flows for the three-month period and six-month period then ended. These financial statements are the responsibility of the Company's management as to the correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my review.

The statements of profit and loss for the six-month period ended June 30, 2002, presented herein for comparative purposes, have been reviewed by Samil Accounting Corporation. In the review report dated August 4, 2002, Samil Accounting Corporation stated that nothing came to the reviewer's attention that caused them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with accounting standards for preparing financial statements in use in the Republic of Korea. The statements of profit and loss for the three-month period ended June 30, 2003, also presented herein for comparative purposes, have not been reviewed.

I have conducted my review in accordance with quarterly and semi-annual review standards as established by the Securities and Futures Commission of the Republic of Korea. These standards require that I plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

The foregoing semi-annual financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities, realization of assets and extinguishments of liabilities in the ordinary course of business.

However, as stated in Note 1, 2 and 29 to the semi-annual financial statements, the Company recognized a loss before extraordinary gains/losses and income taxes of KRW 57.722 billion during the accounting period ended June 30, 2003. As of the same date, the Company's current liabilities exceeded its current assets by KRW 424.605 billion and its total liabilities exceeded its total assets by KRW
130.914 billion.

Further, on March 3, 2003, the Company filed for corporate reorganization proceedings on account of inability to fulfill its debt obligations, and was granted an automatic stay order on March 4, 2003. On March 27, 2003, the court approved its petition for reorganization proceedings. The proceedings are underway and the reorganization plan is in preparation as of the balance sheet date. In the meantime, the

Company has undertaken actions toward a third-party takeover.

Also, as stated in Note 2, 25, 29 and 30, the Company recognized a contingent liability of KRW 8.604 billion on claims brought against it as of the balance sheet date. There are 11 legal proceedings (on approx. KRW 10.355 billion) pending against the Company including collection suits and proof of claim proceedings.

These conditions give rise to substantial doubts about the Company's ability to continue as a going concern, and significant uncertainties include whether and how it can restructure claims and liens brought against it; whether it can successfully conclude a third-party takeover as it intends to; whether its reorganization plan will obtain court approval; and what final settlement the contingent claims against it would reach. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Given the significance of the effect the conditions described in the above paragraph may exert on the above semi-annual financial statements, I decline to express a review opinion on the financial statements.

The balance sheet as of December 31, 2002, and the related financial statements of profit and loss, disposition of deficit and cash flows (not presented in this review report) ended then were audited by Samil Accounting Corporation in accordance with auditing standards generally accepted in the Republic of Korea. In their audit report dated March 3, 2003, Samil Accounting Corporation stated that the auditor declined to express an opinion. The balance sheet as of December 31, 2002, herein presented for comparative purposes, as explained in
Note 3, has been re-prepared in accordance with Statement of Korea Accounting Standards VI. The re-preparation resulted in a deficit reduction and capital surplus increase, each by KRW 387.425 billion. Except in these categories, the balance sheet does not differ from the fore-mentioned audited financial statements in its significance.

Ahn Kwon & Co.
CEO, CPA Lee, Won Hee
July 31, 2003

The information on this review report is valid as of the date of issue of this report, and the financial data in the accompanying financial statements may be materially affected by the events subsequent to the date of the report. Accordingly, the information in this report may not be relied upon as information on the Company's financial position as of any date subsequent to the date of this report.

                    NOTES TO SEMI-ANNUAL FINANCIAL STATEMENTS

1. GENERAL

The Company was founded on July 30, 1996, to mainly engage in broadband Internet access service business. On November 18, 1999, it listed 11,615,000 (3,871,666 subsequent to capital reduction) shares on the NASDAQ of the US, which were delisted later on April 7, 2003, due to the Company's filing for corporate reorganization proceedings. After several issuances of common stock and capital reduction without consideration, the Company's initial capital of KRW 132 billion was increased and amounts to KRW 194.088 billion as of June 30, 2003. Major shareholders as of June 30, 2003 are as follows:

Name                                                 Number               Percentage (%)
----                                                ----------            --------------
Trigem Computers, Inc.                              24,727,240                31.85
Naray & Company                                     16,677,466                21.48
SB Thrunet Pte., L.P.                               12,600,000                16.23
Microsoft Corporation                                2,514,286                 3.24
Hynix Semiconductors Co., Ltd.                       1,998,204                 2.57
NASDAQ                                               3,871,666                 4.99
Others                                              15,246,398                19.64
                                                    ----------               ------
                                                    77,635,260               100.00
                                                    ==========               ======

2. COMMENCEMENT OF CORPORATE REORGANIZATION PROCEEDINGS

On March 3, 2003, the Company, on account of its inability to fulfill its debt obligations, petitioned for the commencement of corporate reorganization proceedings at Seoul District Court. Following an automatic stay order issued on March 4, 2003, the court granted approval of the petition on March 27, 2003. Accordingly, as of the balance sheet date, the reorganization proceedings are underway, and a reorganization plan is in preparation.

In the meantime, the Company has undertaken actions toward a third-party takeover of its business, in progress as of the balance sheet date.

Claims and liens acknowledged at the 1st meeting of interested parties convened on June 25 are as follows:

                                                                                             (Unit : In Millions of Won)
                             Claimed amount         Accepted amount      Rejected amount                Remark
                             --------------         ---------------      ---------------     ---------------------------
Collateral                      544,183                280,479              263,703
Loans (Collateral)                    -                102,530             (102,530)            Shortage of collateral
Loans                           536,077                262,055              274,022             Accepted contingent 8,604 (Note)
                              ---------                -------             --------
   Total                      1,080,260                645,064              435,195
                              =========                =======             ========

Note. The amounts acknowledged on contingent claims are as below:

                                                                                      (Unit : In Millions of Won)
Name                       Claimed amount     Accepted amount    Rejected amount                Remark
----                       --------------     ---------------    ---------------   --------------------------------
KoRam Bank                      4,705              4,705                  -        Affiliated credit card agreement
                                   47                 47                  -        Employee loan guarantee
                               ------              -----              -----
Sub Total                       4,752              4,752                  -
                               ------              -----              -----
Seoul Guarantee
Insurance Co., Ltd              3,807              3,802                  5        Agreement, Deposition, etc.
                                1,818                  -              1,818        Suretyship obligation of Nowcom
                               ------              -----              -----
Sub Total                       5,625              3,802              1,823
                               ------              -----              -----
Hanul Info Network                 50                 50                  -        Construction Cost
                               ------              -----              -----
   Total                       10,427              8,604              1,823
                               ======              =====              =====

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The semi-annual financial statements of the Company were prepared in accordance with accounting standards for preparing financial statements in use in the Republic of Korea. The significant accounting policies followed in the preparation of the financial statements are described below:

(1) Application of Statement of Korea Accounting Standards

The half-year financial statements of the Company were prepared in accordance with the Statement of Korea Accounting Standards and the Statement of Korea Accounting Standards No. 2 to No. 9, applicable for the fiscal years beginning after December 31, 2002.

In accordance with the Statement of Korea Accounting Standards No.6, the Company did not include a deposition of accumulated deficit in the balance sheet. The financial statements for the prior period, presented herein for comparative purposes, as they have been re-prepared by retroactively applying this change in accounting principles, show deficit and capital surplus as of the end of the prior period, reduced and increased, respectively, each by KRW 387.425 billion. However, this change in accounting principles does not affect the prior period's income before extraordinary gains/losses and income taxes, net income and earnings per share.

Further, the significant accounting policies followed in the preparation of the semi-annual financial statements of the Company, remain identical to those adopted for the annual financial statements for the accounting period ended December 31, 2002, except for the items described below.

(1) Marketable Securities

The Company, in accordance with the Statement of Korea Accounting Standards No.8 (Marketable Securities Standards), has modified its accounting rules on marketable securities (refer to Notes 5 & 6). However, this change has no effect on the net assets, income before extraordinary gains/losses and income taxes or net income, whether for the 6-month period or the 3-month period ended June 30, 2003.

(2) Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined primarily based on the estimate by the Company on collectibility of each of its outstanding trade receivables, loans receivable and non-trade receivables, and its loss history in doubtful accounts. Further, the Company included in allowance for doubtful accounts the difference between the book value and present value of its debts, whose principal, maturity and interest rate have been readjusted with the commencement of reorganization and composition proceedings.

(3) Marketable Securities

The acquisition cost of marketable securities is calculated by adding incidental acquisition-related expenses to the actual purchase price paid at transaction. The moving average method was applied to each category of securities - trading securities, available-for-sale securities and held-to-maturity securities - classified according to purposes of acquisition and nature of instruments. Equity securities, with which the Company can exercise the most significant influence among all marketable securities, are classified as securities under equity method. The methods for valuating marketable securities applied by the Company are as follows:

(1) Valuation of Trading Securities

Trading securities are marketable securities generally acquired for short-term cash management, which therefore are frequently traded. These securities are presented at fair value in the balance sheet. Unrealized holding gains and losses are treated as gains and losses on valuation of trading securities and are credited to current operations.

(2) Valuation of Held-to-Maturity Securities

Held-to-maturities securities are debt securities with a predetermined schedule specifying principal and interest payment amounts and maturity date, or which may have such a schedule. Such securities that management has the express intention and ability to hold it until maturity are classified as held-to-maturity securities under investment assets. However, held-to-maturity securities with maturity dates within less than one year from the balance sheet date are included in current assets. Held-to-maturity securities are recorded at acquisition cost in the balance sheet. In cases where the acquisition cost differed from the par value, the discount is amortized using the effective interest rate method over the redemption period. Further, in cases where the recoverable amount of a held-to-maturity security is inferior to its carrying amount, the difference is charged to current operations as an impairment loss on held-to-maturity securities, and the recoverable amount net of the amount of loss is reported in the balance sheet. However, when the recovery of the impairment loss is objectively related to events subsequent to the date on which the impairment was recognized, and if the loss had not been recognized at the time when it initially occurred, the recovered amount is classified as recovery of impaired held-to-maturity securities and credited to current operations, up to its carrying amount as of the recovery date.

(3) Valuation of Available-for-Sale Securities

Available-for-sale securities are marketable securities that are not classified as trading securities or held-to-maturity securities, and are classified as available-for-sale securities under investment assets. However, available-for-sale securities with maturity date within less than one year from the balance sheet date or that are certain to be disposed of during such period are included in current assets.

Available-for-sale securities are reported at fair value in the balance sheet. For certain non-marketable equity securities, fair value is estimated based on acquisition cost, while debt securities with no market price available are stated at fair value, estimated by calculating the present value of the expected future cash flows at an appropriate discount rate reflecting credit ratings by reliable independent credit rating agencies. The unrealized holding gains or losses on available-for-sale securities are recorded in capital adjustments account as gains and losses on valuation of available-for-sale securities.

For available-for-sale securities with no realistic prospect for recovery due to the decline of fair price, the difference between the book value and the fair price is charged to current operations, classified as impairment loss on available-for-sale securities. The amounts of impairment loss on available-for-sale securities are offset by valuation gains (or appended). However, when the recovery of impairment loss on available-for-sale securities is objectively related to events subsequent to the date on which the loss was recognized, the recovered amounts up to the amount which had been previously recognized, is credited to current operations, classified as recovery of impairment losses on available-for-sale securities (refer to Note 5).

(4) Valuation of Securities under Equity Method

The Company's securities under equity method are carried at a value determined by the equity method, applied to the cost, cost being the actual purchase price including incidental expenses under the moving average cost method. When the book value of a security exceeds or is inferior to the stated cost due to the net gains or losses by the invested company, the gains or losses are treated as gains or losses on investments under equity method, and credited or charged to current earnings. Such a difference, when it occurs as a result of an increase or decrease in retained earnings, is reflected in retained earnings. Finally, if such a difference is the consequence of a change in capital surplus or capital adjustments, the related amount is recorded as gains or losses on investments under equity method and added to or deducted from capital adjustments (refer to Note 6).

The valuation methods used for securities under equity method are as follows:

-  Difference between Cost and Fair Value of the Investment

On acquisition of the investment in an associate, as of the date on which it falls within the definition of an associate (associate being the invested company on which the Company exerts significant influence), the difference (whether positive or negative) between the cost of acquisition and the Company's share of the fair value of the net identifiable assets of the associate is amortized over five years following the year where it occurred, using the straight-line method, and is reflected in the equity securities account. However, such difference occurring as a result of a decrease of the Company's equity interest due to an issuance of common stock or equivalent actions by the associate is treated as capital adjustment (gains and losses on valuation of investment securities).

- Elimination of Unrealized Gains and Losses on Transactions with Associates

The unrealized gains and losses incurred through sales or purchases between the Company and the invested company (associate), included inventory assets and tangible assets owned by each of the entities as of the balance sheet date are determined based on the selling company's average profit ratio from sales as of the current fiscal year. The total amount of unrealized gains occurred as a result of the Company's sales toward the invested company is eliminated, while the unrealized gains created by the invested company's sales to the Company, net of the sum equivalent to the value of the Company's shareholding in the invested company, is reflected in equity securities. The unrealized losses occurring between invested companies are reflected in equity securities, net of the amount equal to the value of the Company's shareholding in these associates.

(5) Valuation and Depreciation of Property, Plant and Equipment

Tangible assets are stated at cost (assets acquired free of charge, including contributions in kind and gifts, are carried at fair value). Also, expenses incurred after acquiring or building a tangible asset, which result in the enhancement of the value or performance of the asset are capitalized, and expenses incurred to restore an asset to its original value and performance or maintain it are classified as revenue expenditures.

Since the Company charges financial expenses associated with fabrication, purchase and construction of assets to current operations, there are no financial expenses recorded in relation to acquisition cost of a tangible asset during the current fiscal year.

Depreciation is computed using the straight-line method based on the useful lives of the assets as follows:

Name                                           Period of Depreciation (Unit: Year)
----                                           -----------------------------------
Building & structure                                            41 ~ 48
Transmission equipment                                             6
Communication circuit equipment                                  6, 15
Tools                                                              8
Furniture                                                          5
Leased asset                                                     3 ~ 6

(6) Valuation and Amortization of Intangible Assets

Intangible assets are reported at cost, net of amortization, computed using the straight-line method based on the estimated useful lives of the assets. Estimated useful life is 15 years for industrial property rights, 3 or 9 years for software, and 5 years for goodwill (refer to Note 9).

(7) Impairment of Assets

When the book value of an asset, whether tangible or intangible, except assets valued at fair value, substantially exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, the impairment of assets is recognized in the balance sheet and the resulting impairment loss is charged to current operations. Accordingly, the Company recognized impairment losses on available-for-sale securities of KRW 2.541 billion for the 6 month period ended June 30, 2003

(KRW 7.144 billion for the 6-month period ended June 30, 2002) and tangible asset impairment losses of KRW 16.162 billion for the same period. Impairment losses for the 3-month period ended June 30, 2003 include impairment losses on available-for-sale securities of KRW 2.541 billion (KRW 5.864 billion for the 3 month period ended June 30, 2002) and impairment losses of tangible assets of KRW 16.162 billion.

(8) Valuation of Receivables and Payables at Present Value and Rescheduling

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowing) and other similar loans (borrowing) are stated at present value of such receivables or payables calculated by using an appropriate discount rate, if the difference between nominal value and present value is material. Likewise, rescheduled receivables (in principal, interest rate, or payment term) - whether by the commencement of reorganization or composition proceedings or by the agreement between interest parties - are also reported at present value of such receivables calculated by using an appropriate discount rate, if the difference between book value and present value is material. The present value discount is amortized using the effective interest rate method, and the amortization is included in interest expenses or interest incomes (refer to Note 10).

(9) Translation of Foreign Currency Denominated Assets and Liabilities

The Company's assets and liabilities denominated in foreign currency are herein expressed in Korean Won at the exchange rate in effect as of the balance sheet date (KRW 1,193.10 to US$1 as of June 30, 2003 and KRW 1,200.40 to US$1 as of June 30, 2002). Foreign currency translation gains/losses resulting from such conversion are reflected in current operations (refer to Note 14).

(10) Provision for Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The Company has established an accrued severance benefits reserve based on the amount which would be payable assuming all eligible employees and directors terminated their employment as of the balance sheet date.

The amounts paid toward the National Pension Fund as retirement contributions until March 1999, in accordance with the National Pension Act, are classified as contributions to the National Pension Plan and deducted from the accrued severance benefits reserve.

A portion of the accrued severance benefits of the Company is funded through a group severance insurance plan with Kyobo Life Insurance Company. The amounts funded under this insurance plan are classified as deductions to accrued severance benefits reserve.

Actual payments of severance benefits during the 6-month period ended June 30, 2003, and the 6-month period ended June 30, 2002 amounted to KRW 620 million and KRW 649 million, respectively, and during the 3-month period ended June 30, 2003 and the 3-month period ended June 30, 2002, KRW 562 million and KRW 56 million, respectively.

(11) Derivatives

Rights and obligations resulting from entering derivative contracts are treated as assets and liabilities respectively, and reported at fair value in the balance sheet. Accordingly, gains and losses on derivatives are recognized in current operations as incurred. However, for cash flow hedges used for the purpose of protecting from expected future cash flow, gains and losses on the portions that prove to be effective in offsetting the changes in the value of the hedged item are reflected in the capital adjustments account (derivatives valuation gains/losses).

(12) Accounting for Leases

Leases with no early termination option are treated as capital leases if the lease transfers ownership of the property to the Company by the end of the lease term, the lease contains a bargain purchase option, the term of the lease is equal to 75 percent or more of the estimated useful life of the leased property, or the present value of the minimum lease payment is equal to 90% or more of the fair value of the leased property. The Company treats other leases as operating leases (refer to Note 12).

Lease installments of operating leases over the lease term are treated as operating lease expenses, and gains and losses from lease adjustments are charged to current operations as incurred. For capital leases, the lesser amount between the present value and the fair value of the leased asset is recorded in capital lease assets and an equal amount is recognized in capital lease liabilities. A depreciation method identical to the method applied to owned assets is used to calculate capital lease assets.

The principal component and interest component - calculated using the implicit interest rate - of the payments for capital leases are recorded separately as capital lease interest expenses and capital lease liabilities, respectively.

(13) Interest Expenses for Claims and Other Debts

The Company recorded liens and claims, filed by financial institutions subsequent to the commencement of reorganization proceedings, as accrued expenses and interest expenses, based upon normal interest rates according to the agreements entered into prior to the commencement of the proceedings.

(14) Reclassification of Prior Years' Financial Statements

Certain amounts of prior period's financial statements were reclassified to conform to the current period's presentation. However, these reclassifications have no effect on previously reported net assets, income before extraordinary gains/losses and income taxes or net incomes.

(15) Amortization of Bond Discounts

Discount on bond payables, the difference between the face amount and the proceeds from issuance of a bond, is reported as a direct deduction from the face amount of the bond in the balance sheet, and is amortized over the life of the bond using the effective interest method. Amortization of discount is treated as interest expense.


4. RESTRICTED DEPOSITS

Restricted deposits as of the balance sheet date are as follows:

                                                                     (Unit: In Millions of Won)
                                Name                   Amount                Restriction
                                ----                   ------        --------------------------
Short-term bank deposit         KoRam Bank             2,080         Pledge
Short-term bank deposit         Dongbu Savings Bank    2,747         Collateral for ABS
Long-term bank deposit          KDB, etc.                 11         Deposit for Cash in Bank
                                                       -----
   Total                                               4,838
                                                       =====

5. AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of the balance sheet date are as follows:

(1) Equity Securities

                                                                                                        Impairment Loss
                                  Percentage              Fair       Book   Unrealized holding       -------------------
Name                       Shares      (%)      Cost     Value      Value     gains & loss           Before    This term
----                      ------- ----------   ------    ------     ------  ------------------       ------    ---------
Inbain Co., Ltd.           67,500    2.92         450       117        117            -                  -         333
Hankyung.com              100,000    5.00         515       192        180           12                335           -
Multiplus                     100    5.00           1         1          1            -                  -           -
Media Valley Inc.          45,000    3.28         450       106        106            -                  -         344
KINX                       10,000    6.67          50        79         50           29                  -           -
Getmore Securities        400,000    9.30       2,000     1,284      1,284            -                  -         716
MIC99-7 Venture
Investment #8                 300   15.00       3,009     2,640      2,640            -                  -         369
HeyAnita Korea, Inc.      313,600   15.58       1,568     1,010      1,010            -                  -         557
Korea Cable TV
Saero Network             246,191   12.31       2,179     1,057      1,057            -              1,122           -
Service
Powercomm                  83,333    0.06       1,000       480      1,000         (520)                 -           -
TG venture
investment fund #5              8   22.22         800       375        640         (265)               160           -
                                               ------     -----      -----         ----              -----       -----
  Total                                        12,022     7,341      8,085         (744)             1,617       2,319
                                               ======     =====      =====         ====              =====       =====
                                                                                   Less: Accumulated 1Q              -
                                                                                                                 -----
                                                                                   2 Quarter                     2,319
                                                                                                                 =====

(2) Debt Securities

                                                                                              (Unit: In Millions of Won)
                                                                                              Impairment loss (Recovery)
                                                     Fair      Book   Unrealized holding       ------------------------
Maturity date          Name                   Cost   Value     Value    gains & loss           Before         This term
-------------          ----                   ----   -----     -----  ------------------       ------         ---------
Within 5 years         Smile again             400    185       185           -                   400            (185)
                       CLO subordinated bond   441    221       221           -                     -             221
                       Government bond          27     27        27           -                     -               -
                                               ---    ---       ---         ---                   ---            ----
   Total                                       868    433       433           -                   400              36
                                               ===    ===       ===         ===                   ===

                                                                        Less: Accumulated 1 Q                       -
                                                                                                                 ----
                                                                        2 Quarter                                  36
                                                                                                                 ====


In addition to the above-stated debt securities, the Company held Dreampool 2nd subordinated ABS and Henbit Prime subordinate securities, on which it recognized impairment losses prior to the 6-month period ended June 30, 2002. The payments of KRW 319 million and KRW 150 million subsequently received at maturity of these securities are reflected in the non-operating revenue account as recoveries of impairment losses on available-for-sale securities during the 3-month period ended June 30, 2003. The determinations of the fair value of available-for-sale securities are based on the estimate of recoverable amounts of these securities, as of June 30, 2003.

6.   SECURITIES UNDER EQUITY METHOD

Securities under equity method as of June 30, 2003 are as follows:

(1)  Equity Interests in Invested Companies, etc.


                                                         (Unit: In Millions of Won)

Name            Number of Shares   Percentage(%)    Cost    Fair Value   Book value
----            ----------------   -------------   ------   ----------   ----------
Nowcom              3,808,600          34.22       35,701      1,148         1,148

Korea Cable TV
Ginam                 837,209          24.36       22,305     10,578        10,578

TG Edunet             480,000          27.59        2,400         --            --
Korea.com          35,000,000          91.95       38,701         --            --
                                                   ------     ------        ------
Total                                              99,107     11,726        11,726
                                                   ======     ======        ======

(2)  Treatment of Difference between Acquisition Cost and Fair Value of Share

                                                         (Unit: In Millions of Won)

                                      6-month period ending June 30, 2003
                             ------------------------------------------------------
Name                         Beginning      Gain/Loss      Amortization      Ending
----                         ---------      ---------      ------------      ------
Nowcom                            --            --              --               --

Korea Cable TV
Ginam                          2,606            --             347            2,259
                               -----           ---             ---            -----
   Total                       2,606            --             347            2,259
                               =====           ===             ===            =====

(3)  Valuation Under Equity Method by Category

                                                         (Unit: In millions of Won)

                                       Gain(loss) evaluated       6-month period
Name                      Beginning      by equity method      ending June 30, 2003
----                      ---------    --------------------    --------------------
Nowcom                         788              360                    1,148
Korea Cable TV
Ginam                       10,864             (286)                  10,578
                            ------           ------                   ------
   Total                    11,652               74                   11,726
                            ======                                    ======
   Less: Accumulated 1Q                      (1,002)
                                             ======
                     2Q                       1,076
                                             ======

7.   CHANGES IN TANGIBLE ASSETS

(1) Changes in book value of the tangible assets occurred during the current half year are as follows:

                                                                              (Unit: In Millions of Won)

                                                         Disuse/   Impairment
                              Beginning   Acquisition   disposal      loss      Depreciation    Ending
                              ---------   -----------   --------   ----------   ------------   --------
Land                            12,252          --          --           --            --        12,252
Buildings                       16,468          --          --           --           197        16,271
Equipment                      306,331       4,499          --           --        41,013       269,817
Telecommunication facilities   142,546          36          --       16,162         5,564       120,856
Tools                            1,080          --          --           --           121           959
Furniture                        2,418          --          32           --           605         1,781
Construction-in-progress         3,532       1,556          --           --            --         5,088
Leased asset                    16,117          --          --           --         5,032        11,084
                               -------       -----         ---       ------        ------       -------
   Total                       500,744       6,091          32       16,162        52,532       438,108
                               =======       =====         ===                                  =======
      Less: Accumulated 1Q                                               --        26,228
                                                                     ------        ------
                        2Q                                           16,162        26,304
                                                                     ======        ======

The Company devalued the book value of a portion of its telecommunications network equipment and facilities, which have undergone a sharp decline in market value, to recoverable amounts. The resulting losses of KRW 16.162 billion were treated as impairment losses on tangible assets and charged to current operations.

(2)  Tangible Assets Remaining in Use after End of Estimated Useful Life

The residual values of the tangible assets remaining in use after the end of estimated useful life as of the balance sheet date amount to KRW 894,000.


8.   POST PRICE OF LAND OWNED

The value of land owned by the Company based on the posted price issued by the Korean Ministry of Construction and Transportation, as of June 30, 2003 is as follows:

                                                        (Unit: In Millions of Won)

                         Name                     Book value          Posted price
                         ----                     ----------          ------------
Tangible asset           IDC                         7,122                4,536
                         Branch offices              5,130                4,855
                                                    ------                -----
                         Total                      12,252                9,391
                                                    ======                =====

9.   INTANGIBLE ASSETS

(1) Changes in book value of the intangible assets of the Company during the six-month period ended June 30, 2003 are as follows:

                                                                        (Unit: In millions of Won)

                                                      Disuse/   Impairment
                              Beginning   Increase   Disposal      loss      Depreciation   Ending
                              ---------   --------   --------   ----------   ------------   ------
Industrial property rights       7,051        --         --          --          2,242       4,809
Software license                14,912        --         --          --            515      14,397
Goodwill                         1,529        --         --          --            196       1,333
                                ------       ---        ---         ---          -----      ------
   Total                        23,492        --         --          --          2,953      20,539
                                ======       ===        ===                                 ======
                                Less: Accumulated 1Q                 --          1,486
                                                                    ---          -----
                                                  2Q                 --          1,467
                                                                    ===          =====

(2) Software of a total residual value of KRW 20,947 million remains in use after the end of estimated useful life as of the balance sheet date.


10.  VALUATION OF RECEIVABLES AND PAYABLES AT PRESENT VALUE

The results of the valuation of long-term non-trade receivables, long-term borrowings and long-term non-trade payables at present value as of the balance sheet date for the 6-month period ended June 30, 2003 and the 6-month period ended June 30, 2002 are as follows:

                                                     (Unit: In Millions of Won)

                                          Long-term                   Long-term
                                          non-trade     Long-term     non-trade
                                         receivables    borrowings     payables
                                         -----------    ----------    ---------
Due date                                 Year 2005       Year 2004    Year 2006
Nominal value                                2,741          48,619        2,331
Present value                                2,401          36,797        2,065
Discount rate(Note)                         10.56%          13.60%       10.38%

Total present value discount                   340          11,822          266

Note) The Company recorded discounts on long-term non-trade receivables and long-term payables using the Company's weighted average borrowing rate as of its period end date nearest to the date on which the relevant receivables or payables occurred. Discounts on long-term borrowings (asset-backed loans) are recorded using the interest rates that make the nominal value of future trade receivables coincide with their present value.

The Company's long-term asset/debt as of the balance sheet date for the 6-month period ended June 30, 2003 and the 6-month period ended June 30, 2002, respectively, are as follows:

                                                     (Unit: In millions of Won)

                                          Long-term                   Long-term
                                          non-trade      Long-term    non-trade
                                         receivables    borrowings     payables
                                         -----------    ----------    ---------
Long-term asset/debt                         2,741          48,619        2,331
Less: Total present value discount            (340)        (11,822)        (266)
Less: Current asset/debt                    (1,245)        (48,619)      (1,138)
      Current present value discount            68          11,822            8
                                            ------          ------       ------
Long-term asset/debt                         1,224              --          935
                                            ======          ======       ======

11.  LONG-TERM BORROWINGS

The Company's long-term borrowings as of the balance sheet date are as follows:

(1)  Long-term local currency borrowings

                                                               (Unit: In millions of Won)

                                   Provider        Interest rate(%)     Amount     Remark
                                   ------------    ----------------    -------     ------
General Loans                      KDB                  12.03          132,650
Information Promotion Fund         Woori Bank            6.05              591
                                   Shinhan Bank          6.50              174
                                   KDB Capital           6.50            3,041
Asset Backed Loan                  Kookmin Bank                         48,619
                                                                       -------
      Total                                                            185,075

Less: Substitute for liquidity                                          71,867
                                                                       -------
      Balance                                                          113,208
                                                                       =======

(2) Long-term foreign currency borrowings

                                                              (Unit: In Millions of Won)

Name                             Provider   Interest rate(%)        Amount        Remark
----                             --------   ----------------   ----------------   ------
Vendor Financing                  Cisco           5.88         US$ 3,673,252.62
                                                               ================
Amount translated in Korean Won                                           4,383
Less: Subtitute for liquidity                                             4,383
                                                               ----------------
      Balance                                                                --
                                                               ================

The above long-term borrowings in local and foreign currency are secured by the Company's bank deposits, future trade receivables and tangible assets (refer to Notes 23, 24, 25), and covered by guarantees issued by related parties (Note
15).

(3)  Bonds

                                                                             (Unit: In Millions of Won)

Name                                  Issue date   Maturity date   Interest rate(%)    Amount    Remark
----                                  ----------   -------------   ----------------   --------   ------
3rd non-guaranteed bond               1999.5.12      2004.5.12         9.00%            45,000
11th bond                             2000.11.29     2005.11.2        12.23%            46,652
16th non-guaranteed bond              2002.2.26      2006.1.26         1.43%             8,829
7th bond                              2000.8.28      2003.8.28        11.74%            30,000
22nd bond                             2002.6.3       2003.12.3        12.71%             6,400
23rd bond                             2002.9.2       2004.3.2         11.97%             9,600
21st bond                             2002.4.2       2003.10.2        12.90%             8,000
24th bond                             2002.12.20     2004.12.2        10.66%            24,500
25th bond                             2003.2.18      2005.2.18        10.29%             6,300
                                                                                      --------
   Total                                                                               185,281
Less: Total discount on bond payable                                                    (2,566)
Substitute for liquidity                                                              (110,654)
Discount on bond payable                                                                   976
                                                                                      --------
   Balance                                                                              73,037
                                                                                      ========


An amount of US$7,400,000 relating to the 16th non-secured foreign currency bonds with warrants exercised during the 6-month period ended June 30, 2002, to be paid out to bond holders, calculated through a formula found in a supplement agreement (multiplying the difference between the agreed-upon currency exchange rate and the exchange rate on the date of the exercise of warrants by the face value of the bonds), was reclassified and reflected in bonds during the same period. Certain available-for-sales securities and tangible assets are provided as collateral for this transaction (refer to Note 23).

(4) Repayment plans for long-term borrowings and straight bonds as of June 30, 2003

                                                                (Unit: In Millions of Won)

                                                     -------------------------------------
Name                              Residual amount     2003       2004      2005      2006
----                              ---------------    ------    -------    ------    ------
Long-term borrowings
(Korean Won)                          185,075        31,671     63,363    52,541    37,500
Long-term borrowings
   (US $)                               4,383         4,383         --        --        --
   Bond                               185,281        44,400    102,420    29,632     8,829
                                      -------        ------    -------    ------    ------
   Total                              374,739        80,454    165,783    82,173    46,329
                                      =======        ======    =======    ======    ======

(5)  Convertible Bonds

                                                                                 (Unit: In Millions of Won)

Name                                           Issue date    Maturity date     Interest rate(%)       1 H
----                                           ----------    -------------     ----------------     -------
5th Convertible bond                           2000.7.27       2003.7.27             8.00           100,000
20th Convertible bond                          2002.3.21       2005.3.21            12.00               953
                                                                                                   --------
   Total                                                                                            100,953
Add : Long-term accrued interest                                                                     11,807
Less: Total discount on convertible bond                                                                (83)
Substitute for liquidity                                                                           (100,000)
Accrued interest                                                                                    (11,711)
Discount on Convertible bond                                                                              8
                                                                                                   --------
   Balance                                                                                              974
                                                                                                   ========

Convertible bonds outstanding as of June 30, 2003 are as follows:

1)   The 5th Non guaranteed Convertible Bonds
     Payment of Interest: quarterly payments in arrear
     Effective Interest Rate: 8.11%
     Type of stock to be converted into: Registered Common Stock

Conversion Period: July 27, 2001 - July 26, 2003
Conversion Price: KRW 3,408 after adjustment as of the balance sheet date

2)   The 20th Non guaranteed Convertible Bonds
     Payment of Interest: annual payment in arrear
     Effective Interest Rate: 17.31%
     Type of stock to be converted into: Registered Common Stock
     Conversion Period: June 22, 2002 - February 21, 2005
     Conversion Price: KRW 2,500


12.  CAPITAL LEASE ASSETS AND CAPITAL LEASE PAYABLES

The Company acquired certain equipment on capital lease agreements entered into with LG Card Company and HP Financial Service Company. The details of the capital lease assets acquired and the schedule of future lease payments are as follows:

(1) Capital Lease Assets

                                                                                      (Unit: In Millions of Won)

                                                                                        Depreciation expenses
                                                Accumulated                            ----------------------
                                Cost            depreciation       Net book value        2Q              1H
                               ------           ------------       --------------       -----           -----
Capital leased asset           35,071              23,986              11,084           2,516           5,032
                               ======              ======              ======           =====           =====

(2) Payment Schedules

                                                              (Unit: In Millions of won)

As of June 30, 2003            Total annual lease amount      Interest         Principal
-------------------            -------------------------      --------         ---------
2003                                      7,780                   508            7,272
2004                                     10,739                   698           10,041
2005                                      2,312                   219            2,093
2006                                      1,362                    45            1,317
                                         ------                 -----           ------
   Total                                 22,193                 1,470           20,723
Less:
Amount which is due within 1 year        14,067                   917           13,150
                                         ------                 -----           ------
Capital lease payable                     8,126                   553            7,573
                                         ======                 =====           ======

13.  OPERATING LEASES

As of June 30, 2003, the Company leased certain vehicles under operating lease agreements. The Company treated the related rent expenses, amounting to KRW 19 million as selling and administrative expense.


14.  FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

As of June 30, 2003, significant foreign currency denominated liabilities are as follows:

                                                                  (Unit: In Millions of Won)

                                                                Amount
                                            ------------------------------------------------
                                                   US$             Translation in Korean Won
                                            -----------------      -------------------------
Non trade payables                          US$  9,761,280.30               11,646
Current portion of long-term debt           US$  3,673,252.62                4,383
Bond                                        US$  7,400,000.00                8,829
Long-term non trade payables                US$    783,295.85                  935
                                            -----------------               ------
   Total                                    US$ 21,617,828.77               25,792
                                            =================               ======

15.  TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related parties and the associated receivables and payables for the six-month period ended June 30, 2003 are as follows:

(1)  Transactions

                                                                             (Unit: In Millions of Won)

Name                            Revenues   Operating expenses   Interest expenses    Other profit (loss)
----                            --------   ------------------   -----------------    -------------------
Nowcom                              171             441                --                    --
TG Ubase                              1          16,417                --                    --
Korea.com                         3,236           4,677                --                    --
Korea Cable TV
Ginam                                 5             434                --                    --
TG                                   26              --                --                    --
Naray & Company                       2              --                --                    --
SB Thrunet                           --              --               330                    45
                                  -----          ------               ---                  ----
   Total                          3,441          21,969               330                    45
Less: Accumulated 2Q              1,698          11,259               168                  (319)
                                  -----          ------               ---                  ----
                                  1,743          10,710               162                  (364)
                                  =====          ======               ===                  ====

(2)  Receivables and Payables

                                                                                   (Unit: In Millions of Won)
                                     Long/short-term
                         Trade          non-trade       Long/short-term    Non-trade      Bond        Accrued
Name                  receivables      receivables           Loans         payables      payable     Expenses
----                  -----------    ---------------    ---------------    --------      -------     --------
Nowcom                    191                --                 --             364           --          --
TG Ubase                   98             2,741                 --           6,002           --          --

Korea.com               1,958                71              5,528             859           --          --
Korea Cable TV
Ginam                       1                --                 --             714           --          --
TG                         18                16                 --              --           --          --
Naray & Company            --                --             11,100              --           --          --
SB Thrunet                 --                --                 --              --        8,829          67
Employee                   --                --                689              --           --          --
                        -----             -----             ------           -----        -----         ---
   Total                2,266             2,828             17,317           7,939        8,829          67
                        =====             =====             ======           =====        =====         ===

(3)  Repayment Guarantees

Outstanding repayment guarantees of loans provided by related parties for the Company as of June 30, 2003 are as follows:

                                                            (Unit: In Millions of Won)

Guarantor                 Guarantee        Guaranteed Liabilities
---------                 ---------        ----------------------
                                           Long/short-term loans              132,650
Hong Soon Lee,
Yong-Teh Lee                 KDB           Convertible Bond                   100,000

                                           Bond payable                        46,652
                                                                              -------
Total                                                                         279,302
                                                                              =======

Outstanding repayment guarantees of loans provided by the Company for its related parties as of June 30, 2003 are as follows:

                                                           (Unit: In Millions of Won)

                                            Claims
                                    ---------------------
Beneficiary      Guarantee          Accepted     Rejected    Note
-----------      ---------          --------     --------    ----
Nowcom           Star Lease            --             55     liabilities rejected
Nowcom           Seoul Insurance       --          1,818     liabilities rejected
Employee         Koram Bank            47             --     employee loan guarantee
                                      ---          -----
                                       47          1,873
                                      ===          =====

In addition to the above-stated guarantees, the Company has also provided a guarantee of royalty payment of its affiliate Korea.com Communications Company to Microsoft Corporation. With respect thereto, as of June 30, 2003, the Company recorded contingent liabilities of KRW 5.797 billion.


16.  CAPITAL STOCK

The details of the Company's capital stock as of June 30, 2003 are as follows:

(1) Total number of authorized shares: 400,000,000 shares as of June 30, 2003 and June 30, 2002

(2)  Par value: KRW 2,500

(3) Outstanding Shares: 77,635,260 shares of common stock as of June 30, 2003 and June 30, 2002

(4)  Changes in Capital:

(The 6-month period ended June 30, 2003)

No relevant information.


(The 6-month period ended June 30, 2002)

                                                          (Unit: In Millions of Won)

                                               Conversion of
                                                investment       Reverse stock split
                                               -------------     -------------------
1) Shareholder's and board of director's
   approval date                                  2002.8.29            2002.11.25
2) Class and number of newly issued shares
   Common share                                  78,169,014          -155,270,521
3) Issue Price
   Common share                                       1,136         Three-for-one
4) Due date                                       2002.8.29            2002.11.25

17.  TREASURY STOCK

Treasury stock held by the Company, amounting to KRW 392 million (common stock) as of June 30, 2003, consists of 429,753 shares acquired through the exercise of appraisal right by shareholders opposing the Company's sale of its leased line network and 6,349 shares acquired from a capital reduction without consideration during the 6-month period ended June 30, 2003.


18.  RESTRICTED SURPLUS RETAINED EARNINGS

As of June 30, 2003, there are no restricted surplus retained earnings that law prohibits from being used for the payment of dividends, except capital surplus.


19.  INCOME TAXES AND DEFERRED INCOME TAX ASSETS

The Company did not report the tax effect of KRW 235.697 billion on KRW 574.283 billion of deficit carried forward and KRW 219.310 billion of accumulated timing differences as deferred income tax assets, on account of the improbability of future occurrence of taxable incomes. Due to the accumulated deficit and the net losses incurred during the 6-month period ended June 30, 2003, there are no income tax expenses to record.


20.  NET LOSSES PER SHARE

(1) The Company's ordinary and net losses per share as of June 30, 2003 are calculated as follows:

                                                                                                    (Unit: Won)

                                         2003 2Q            2003 1H             2002 2Q              2002 1H
                                     --------------      --------------      --------------      --------------
Net Loss                             32,543,391,562      57,721,838,681      20,616,671,315      43,555,515,995
Extraordinary Income                             --                  --                  --                  --
Extraordinary Loss                               --                  --                  --                  --
Income Tax                                       --                  --                  --                  --
                                     --------------      --------------      --------------      --------------
Ordinary Loss                        32,543,391,562      57,721,838,681      20,616,671,315      43,555,515,995

Weighted average number of
circulated common shares (Note)          77,199,158          77,199,158         154,736,767         138,043,021
                                     --------------      --------------      --------------      --------------
Ordinary/net loss per share                     422                 748                 133                 316
                                     ==============      ==============      ==============      ==============

Note) Computation of weighted average number for circulated common shares

(2003 1H)

                                 Circulated shares's    Number of                              Less:
                                     number (A)          days (B)        (A) X (B)         Accumulated 1Q           2Q
                                 -------------------    --------      --------------       --------------      -------------
Beginning                            77,635,260            181        14,051,982,060       6,987,173,400       7,064,808,660
Treasury
stock                                  -436,102            181           -78,934,462         -39,249,180         -39,685,282
                                     ----------                       --------------       -------------       -------------
                                     77,199,158                       13,973,047,598       6,947,924,220       7,025,123,378
                                     ==========                       --------------       -------------       -------------
   Weighted average number of circulated shares                           77,199,158          77,199,158          77,199,158
                                                                      ==============       =============       =============

(2002 1H)

                                 Circulated shares'     Number of                              Less:
                                     number (A)          days (B)        (A) X (B)         Accumulated 1Q           2Q
                                 -------------------    --------      --------------       --------------      --------------
Beginning                            102,640,767           181        18,577,978,827        9,237,669,030       9,340,309,797
Exercise of BW                        52,096,000           123         6,407,808,000        1,667,072,000       4,740,736,000
                                     -----------                      --------------       --------------      --------------
                                     154,736,767                      24,985,786,827       10,904,741,030      14,081,045,797
                                     ==+========                      --------------       --------------      --------------
   Weighted average number of circulated shares                          138,043,021          121,163,789         154,736,767
                                                                      ==============       ==============      ==============

(2)  Diluted Earnings per Share

If all convertible bonds, warrants and stock options were exercised and traded in for stock, 64,116,922 new shares would be issued. However, the dilution only increases the weighted average number of outstanding shares without producing dilution effect. Therefore, diluted earnings per share are equal to basic earnings per share.

(3)  Convertible Securities

                                                                                (Unit : share)

                     Number of shares to be
                      issued upon exercise                Remark
                     ----------------------               ------
Bonds with warrants        28,532,198       4th, 17th, 18th non-guaranteed bonds with warrants
Convertible bonds          29,723,724       5th, 10th non-guaranteed convertible bonds
Stock option                5,861,000       1st, 2nd, 3rd stock option
                           ----------
                           64,116,922
                           ==========


21.  STATEMENT OF CASH FLOWS

(1) The Company's statement of cash flows from operating activities has been prepared using the indirect method. Significant transactions not involving cash inflows and outflows are as follows:

                                                                                 (Unit: In Millions of Won)

                                                                                                  2003 1H
                                                                                                 ----------
Substitute long-term non-trade payables for non-trade payables                                         599
Substitute capital lease non-trade payables for current portion of capital lease
  non-trade payables                                                                                 5,778
Substitute long-term debt's present value discount for current portion                               3,151
Bilateral netting short-term loans with current portion of long-term debt                            9,204
Bilateral netting long-term loans with current portion of long-term debt                            10,766
Substitute long-term debt for current portion of long-term debt                                     39,590
Bilateral netting short-term financial instruments with accrued interest                             8,390
Substitute bond for current portion of bond                                                         65,287
Bilateral netting short-term financial instruments with long-term borrowings                           538
Bilateral netting deposits provided with current portion of capital lease non-trade payable            100

(2)  Definition of Cash

Cash on the statement of cash flows in the balance sheet includes cash and cash equivalents.


22.  INSURED ASSETS

Tangible assets insured as of June 30, 2003 are as follows:

                                                                         (Unit: In Millions of Won)

                                                              Insurance company      Insured amount
                                                              -----------------      --------------
Fire insurance                Building                           Tong Yang               16,363
      "                       Telecommunication facilities       Tong Yang               38,210
Comprehensive insurance       Leased asset                       Ssang Yong             192,290
                                                                                        -------
   Total                                                                                246,863
                                                                                        =======

23.  COLLATERALS PROVIDED

Collaterals provided to financial institutions in relation to long-term and short-term borrowings undertaken by the Company as of the non-consolidated balance sheet date are as follows:

                                                                                              (Unit: In Millions of Won)
                                                    Authorized
Creditor           Provided collateral           maximum payment        List of borrowings
--------           -------------------           ---------------        ------------------
KDB                Land/Building                      336,838           Long-term borrowings                    279,302
KDB Capital        Facilities                          10,246           Long-term borrowings                      3,041
Woori Bank         Facilities                             411           Long-term borrowings                          -
Cisco Systems      Facilities                          29,431           Long-term borrowings                      4,383
HP Financial       Leased asset                        25,314           Capital lease non-trade payables         12,687
LG Lease           Leased asset                         9,757           Capital lease non-trade payables          8,036
Powercomm          Marketable securities                1,149           Non-trade payables                       58,628
Dacon              Marketable securities                1,000           Short-term borrowings                     1,000
Multiplus          Future trade receivables            48,619           Long-term borrowings                     48,619
                                                      -------                                                   -------
      Total                                           462,765                                                   415,696
                                                      =======                                                   =======

In addition to the above assets, the Company provided 300,000 units of cable modems (machinery and equipment) as collaterals to the Korea Development Bank, and 433,225 other units to Powercomm Corporation, 654,183 units and 35,000,000 shares of Korea.com Communications Company to SB Thrunet.Pte., L.P. (against US$ 7,400,000 in bonds). A number of companies, including Daewoo Motor Sale Corporation, tenants to company-owned buildings, hold lease rights on certain portions of land and buildings.


24.  REPAYMENT GUARANTEES

(1)  Repayment Guarantees Received

Repayment guarantees provided by other parties for the Company as of the balance sheet date are as follows:

                                                            (Unit: In Millions of Won)
                                                                     List
Guarantor                     Guarantee            (Including current portion of debt)
--------------------------------------------------------------------------------------
Lee Hong Soon,                KDB                  Long-term borrowings        132,650
Lee Yong Teh
                                                   CB                          100,000
                                                   Bond payable                 46,652
                                                                               -------
   Sub total                                                                   279,302
                                                                               -------
Seoul Guarantee Insurance     Korea Univ., etc.    Contract guarantee            3,802
                                                                               -------
   Total                                                                       283,104
                                                                               =======

(2)  Repayment Guarantees Given

Repayment guarantees provided by the Company to other parties as of the balance sheet date are as follows:

                                                   (Unit: In Millions of Won)
                                                             Claims
                                                   --------------------------
Beneficiary    Guarantee                           Accepted          Rejected
-----------    ---------                           --------          --------
Nowcom         StarLease                              --                  55
               Seoul Guarantee Insurance              --               1,818
Employee       KoRam Bank                             47                  --
                                                     ---               -----
                                                      47               1,873
                                                     ===               =====

In addition to the above-stated guarantees, the Company has also provided a guarantee of royalty repayment of its affiliate Korea.com Communications Company to Microsoft Corporation. As a result, as of the balance sheet date, the Company's contingent liabilities amount to KRW 5.797 billion.


25.  CONTINGENT LIABILITIES AND SIGNIFICANT AGREEMENTS

(1)  Promissory Notes and Checks

As of the balance sheet date, the Company has several outstanding promissory notes and checks (6 blank promissory notes and 3 blank checks) provided to lending financial institutions against its borrowings.

(2) Pending Legal Proceedings

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of June 30, 2003 are as follows:

                                                                               (Unit: US $, 1,000 Won)

List                                Complaint                Defendant      Demanding payment   Remark
----                                ---------                ---------      -----------------   ------
Compensation Suit           Lee Gem Bok & 3 Cases              Thrunet               776,643     N.B.1
Unpaid compensation suit    Je Ju Broadcasting & 1 Case        Thrunet             1,628,407     N.B.2
Breach of Contract Suit     Motorola                           Thrunet         $8,679,073.83     N.B.3
others                      Ryu Jun Ha & 3 Cases               Thrunet               445,774
                                                                               -------------
   Total                                                                           2,850,824
                                                                               $8,679,073.83
                                                                               =============

N.B. 1. A Compensation suit is lodged for damages allegedly caused by the Company during its network construction work and internet service disruptions.

     2. A collection suit is pending on unpaid compensations owed to system operators and sales agents.

     3. A provisional seizure is placed on company-owned land and buildings on unsettled accounts on cable modem purchases.

(3)  Significant Agreements

The Company has entered into a number of agreements, outstanding as of June 30, 2003, with several financial institutions and cable TV operators including Powercomm Co. Due to the commencement of reorganization proceedings during the current half-year, the terms of these agreements are not being observed and the associated obligations, not fulfilled. The effect of these conditions on the financial statements cannot be presently predicted with certainty. Therefore, no adjustments have been made in the accompanying financial statements related to such uncertainties

1)   Credit Agreements

The Company has entered into a credit agreement with a maximum authorized credit of 2 billion won and a foreign exchange transaction agreement with KoRam Bank, outstanding as of the balance sheet date. Pursuant to the terms of these agreements, the Company provided 2 billion won worth of short-term financial instruments as collateral to the bank.

Further, the Company undertook long-term borrowings under the terms of another credit agreement with the Korea Development Bank. However, during the course of the current half-year, the Company filed for reorganization proceedings on account of inability to fulfill debt repayment obligations and was granted approval of the petition on March 27, 2003. The reorganization proceedings are under way as of the balance sheet date.

2) Financial Restructuring Agreements

The Company has entered an agreement on a financial restructuring plan with the Korea Development Bank on September 14, 2001, and, on May 31, 2002, another agreement, an amendment to the said agreement, with the bank. The Company has also entered into an agreement on listing its 5th non-secured convertible bonds with the Korea Development Bank and an agreement on vendor financing with Cisco Systems Finance International. However, the Company petitioned for reorganization proceedings on account of incapacity to fulfill its debt obligations, and the proceedings are underway as of the date of the balance sheet.

3) Asset-Backed Loan Agreements

On June 12, 2001, the Company entered into an asset-backed loan agreement with Multiplus Limited Company, under which the borrowings will be repaid through the transfer of the Company's future trade receivables. The loan balance - offset against subordinate loans - as of the balance sheet date amounts to KRW 48.619 billion, and this amount is to be repaid with trade receivables occurring in the future.

However, during the current half year, the Company filed for reorganization proceedings on account of incapacity to fulfill its debt obligations, and was granted approval of the petition. Multipuls Limited Company and related financial institutions claimed for their asset-backed loan, but the Company rejected their claims. Therefore, actions toward fulfilling the terms of the agreement on the asset-backed loan have been discontinued. The ultimate effect of these conditions on the financial statements cannot be predicted with certainty at this time. Accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties

4) License Agreements

The Company has entered a license agreement with Microsoft Corporation on technical support and its internet service. Pursuant to this agreement, the Company is paying US$ 0.26 per high-speed internet service subscriber toward Microsoft Corporation. Accordingly, the Company reported KRW 1.346 billion as operating cost for the current half-year and KRW 660 million for the current quarter.

5) Network Use Agreements

The Company has entered into equipment use agreements with Powercomm Corporation to mutually grant use of telecommunications lines, network equipment and facilities, cable networks and other equipment and facilities, owned by the respective party. Fees associated with such uses, of KRW 30.929 billion are recorded as operating cost for the current half-year, and KRW 15.112 billion for the current quarter.

6) Cooperation Agreements

The Company has entered into cooperation agreements on customer attraction and customer relationship management with a number of cable TV operators and sales agents. Fees incurred from the services in accordance with such agreements, of KRW 31.785 billion, were included in operating cost for the current half-year, and KRW 15.953 billion, for the current quarter.

7) Transfer of Leased Line Business and Related Agreements

On June 26, 2002, for the purpose of resolving liquidity problem, the Company entered into an asset transfer agreement with SK Global Company to cede its leased line business including the optical cable networks and all associated licenses and permits and intellectual property rights. The agreement, which was finalized on October 28, 2003, stipulates that the Company shall be responsible for all damages and losses arising from causes attributable to a date prior to the conclusion of the agreement; that it shall fulfill by December 31, 2003 repair obligations incurred from unauthorized use of telecommunication equipment owned by Korea Electric Power Corporation; and finally that it shall not contract line leases from providers other than SK and SK's affiliate companies for a period of 5 years following the effective date of the agreement.

The Company entered into a financing agreement related to leased line business with Kookmin Bank on December 21, 2001. Due to the above-mentioned disposal of the leased line business, the agreement was prematurely terminated on October 18, 2002, followed by an early repayment of the debt by the Company.

8) Disposal of HFC Networks and Related Agreements

On July 31, 2002, in the goal of reducing its debts and resolving its liquidity problem, the Company entered into an asset transfer agreement with Powercomm Corporation on the high-speed internet business-related HFC networks. Pursuant to the terms of this agreement, the Company cannot lease HFC networks from lessors other than Powercomm Corporation within the areas where the transferred assets are located for 10 years following the effective date of the agreement.

9) Disposal of Company Head Office Building during Prior Period

In accordance with a resolution of the board of directors adopted on July 31, 2002, the Company sold its head office building and the associated land, and contracted a five-year lease on a portion of the transferred property. In conjunction with the subsequent commencement of reorganization proceedings, Korea Real Estate Investment Trust Corporation, the trustee of this sale transaction, filed a contingent claim against the Company, which has been rejected by the Company.

26.  STOCK OPTIONS

Outstanding stock options granted by the Company as of the balance sheet date are as follows:

                                                                                                         (Unit: 1,000 share)
                               Exclude revested portion
                                    after modified              Revested portion after modified
                          ----------------------------------    -------------------------------
                                   1st                2nd             1st              2nd              3rd            Total
                          -----------------     ------------    -------------      -----------      -----------       ------
(1) Number of shares                  1,863              256              980              871            1,892        5,861
(2) Grant date                    1999.8.20        2000.3.24        2001.3.27        2001.3.27        2001.3.27
(3) Methods                 New stock issue                     New stock issue, treasury stock, loss compensation
                          Loss compensation
(4) Exercise price               21,114 Won       48,400 Won        7,200 Won        7,200 Won        7,200 Won
(5) Exercise period             2002.8.21 ~      2003.3.25 ~      2004.3.28 ~      2004.3.28 ~      2004.3.28 ~
                                  2009.8.20        2010.3.24        2011.3.27        2011.3.27        2011.3.27

(6) Increase/Decrease of stock option

                                                                                                       (Unit: 1,000 share)
                              Exclude revested portion
                                   after modified             Revested portion after modified
                          --------------------------------    -------------------------------
                                 1st                2nd             1st              2nd              3rd            Total
                          ---------------     ------------    -------------      -----------      -----------       ------
Beginning                      1,863                256             986              900             1,909            5,914
Increase                          --                 --              --               --                --               --
Decrease                          --                 --               6               29                18               53
                               -----                ---             ---              ---             -----            -----
1 H                            1,863                256             980              871             1,892            5,861
                               =====                ===             ===              ===             =====            =====

(7) The Company reported compensation expense for the stock option estimated by fair value of the options using the Black Scholes option-pricing model. As no market value is available for the stocks constituting the underlying assets as of the date of the option grant, the estimation is based on the market values of stocks issued by companies in the same industry. As of the balance sheet date, compensation expense amounts to KRW 146 million. Subsequent to the current half year, there will be no expense of compensation to be recognized.

                                                                                         (Unit: 1,000 shares, In Millions of Won)

                                       Exclude revested portion               Revested portion
                                           after modified                      after modified
                                     ----------------------------         -------------------------
                                        1st               2nd                1st             2nd             3rd           Total
                                     ----------        ----------         ---------       ---------       ---------       ------
Market price of the grant date       16,600 Won        53,139 Won         3,281 Won       3,281 Won       3,281 Won
Exercise price                       21,114 Won        48,400 Won         7,200 Won       7,200 Won       7,200 Won
Risk free interest rate                   9.00%             9.03%             5.72%           5.72%           5.72%
Expected life of option                 3 years           3 years         3.6 years         3 years         3 years
Compensation expense per share        8,612 Won        28,423 Won         1,279 Won       1,096 Won       1,093 Won
Expected forfeit rate                    10.42%            10.42%             3.16%           3.16%           3.16%
Total compensation expense
   of all options granted                11,534             5,230             1,859             875           1,859       20,587

27.  EMPLOYEE WELFARE AND SOCIAL CONTRIBUTIONS

Welfare expenses for employee welfare reported for current half-year amount to KRW 458 million (KRW 192 million for the current quarter).


28.  BUSINESSES DISCONTINUED DURING PRIOR PERIODS

On June 26, 2002, for the purpose of relieving its liquidity shortage, the Company entered into a draft asset transfer agreement with SK Global Company on its leased line business including optical cable networks, to cede all associated licenses and permits and intellectual property rights. The sale was approved by an extraordinary shareholders' meeting on August 12, 2002 and was finalized on October 28. As a consequence of transferring the entire assets belonging to its leased line business during the previous half year, the Company no longer operates in leased line business.


29.  GOING CONCERN ASSUMPTION

(1) The financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities, realization of assets and extinguishments of liabilities in the ordinary course of business. However, due to investments made relying on excessive financial borrowings, the Company incurred an operating loss of KRW 16.605 billion during the current half year and KRW 8.207 billion for the current quarter, and a net loss of KRW 57.722 billion for the half year and KRW 32.543 million for the quarter. Also, as of the end of the current six-month period, its current liabilities exceed its current assets by KRW 424.605 billion and its total liabilities surpass its total assets by KRW 130.914 billion. During the current half year, the Company filed for reorganization proceedings and has undertaken actions toward a third-party takeover. These conditions are casting substantial doubts as to the Company's ability to continue as a going concern.

(2)  The Company's strategies for continuing as a going concern are as follows:

1) Maintain steady pool of high-speed Internet service subscribers and enhance profitability

2)   Restructure claims and liens currently brought against it

3)   Seek third-party takeover through M&A

(3) There are significant uncertainties regarding the going concern assumption under which the financial statements have been prepared. The appropriateness of such an assumption may ultimately depend on whether the Company can receive court approval on its reorganization plan and succeed in restructuring its debts currently claimed; whether it can bring about a third-party takeover through M&A; and whether it can effectively enhance its financial structure and management so as to ensure a stable income for the future. If the Company fails to obtain satisfactory outcomes on these issues, it may be unable to continue its normal business activities, realize assets and extinguish liabilities through ordinary course of business, and the going concern assumption may prove to be inappropriate. However, no adjustments have been made in the accompanying financial statements, whether in assets and liabilities or in related profits and losses, that might result from the ultimate resolution of these uncertainties.


30.  SIGNIFICANT EVENTS OCCURRED AFTER THE BALANCE SHEET DATE

At the first meeting of interested parties convened on June 25, 2003, the Company rejected a certain of claims. A substantial number of holders of rejected claims filed objections to the bankruptcy court. The final outcome of these arbitrations cannot be predicted with certainty at this time.


31.  UNCERTAINTY IN THE KOREAN ECONOMY

As a response to the adversities recently faced by Korea's economy, the Korean Government and the country's private sectors have joined forces to wage a restructuring campaign for corporations and financial institutions alike. The Government is continuing with its efforts to implement restructuring programs to help enhance efficiency and profitability among Korean businesses. Accordingly, the Company may be directly or indirectly affected by the reform measures, as they apply to the current difficulties it is undergoing.

The financial statements reflect the management's judgment and projection of the effects of these economic uncertainties on the Company's financial position. However, the ultimate outcome of these uncertainties may materially differ from the management's projection.